Exhibit 2.1

Execution Copy

ACQUISITION AGREEMENT
by and among
RELIANT HOLDING COMPANY, LLC,
RELIANT HOSPITAL PARTNERS, LLC,
NAUTIC PARTNERS VI, L.P.,
NAUTIC PARTNERS VI-A, L.P.,
RELIANT BLOCKER CORP.,
THE ADDITIONAL INDEMNITORS PARTY HERETO,
HEALTHSOUTH CORPORATION,
HEALTHSOUTH ACQUISITION HOLDINGS, LLC
and
THE SELLERS’ REPRESENTATIVE NAMED HEREIN
Dated as of June 10, 2015

- i -

4.2 Organization	48
4.3 Capitalization	49
4.4 Assets, Liabilities and Business	50
4.5 No Violation or Approval; Consents	50
4.6 Taxes	51
4.7 Litigation	52
4.8 Brokers	52
4.9 Employees	53
4.10 Disclaimer of Other Representations and Warranties	53

5. Representations and Warranties Relating to the Sellers	53
5.1 Organization, Power and Standing	53
5.2 Authorization	53
5.3 Title to Securities	53
5.4 No Violation or Approval; Consents	54
5.5 Litigation	54
5.6 Brokers	54
5.7 Disclaimer of Other Representations and Warranties	54

6. Representations and Warranties Relating to the Buyer and Parent	55
6.1 Organization	55
6.2 Authorization	55
6.3 No Violation or Approval; Consents	55
6.4 Litigation	56
6.5 Available Funds	56
6.6 Brokers	56
6.7 Investment Intent	56
6.8 Inspection; No Other Representations	56

7. Conditions Precedent to the Obligations of the Buyer	57
7.1 Representations and Warranties	57
7.2 Performance of Obligations	57
7.3 Compliance Certificate	58
7.4 Injunctions	58
7.5 Governmental Approvals	58
7.6 Escrow Agreement	58
7.7 Indebtedness	58

- ii -

7.8 No Material Adverse Effect	58
7.9 Resignations	58
7.10 Contributions	58
7.11 Reorganization	58
7.12 Certain Other Agreements	58
7.13 Third Party Consents	58
7.14 Transactions with Affiliates	58
7.15 Keepwell Letter	59

8. Conditions Precedent to the Obligations of the Sellers	59
8.1 Representations and Warranties	59
8.2 Performance of Obligations	59
8.3 Compliance Certificate	59
8.4 Injunctions	59
8.5 Governmental Approvals	59
8.6 Escrow Agreement	59

9. Covenants of the Parties	59
9.1 Access to Premises and Information	59
9.2 Conduct of Business Prior to Closing	60
9.3 Confidentiality	63
9.4 Preparation for Closing	64
9.5 Business Records	67
9.6 Directors and Officers Indemnification and Insurance	67
9.7 Tax Matters	70
9.8 Employee Matters	74
9.9 Notification	75
9.10 Further Assurances	75
9.11 Financing	75
9.12 Contributions; Blocker Reorganization; Acquired Contracts and Other Contracts	76
9.13 Consent Solicitation; Purchase of Equity Interests Owned by Minority Holders	78
9.14 Intercompany Agreements	78

10. Indemnification	79
10.1 Survival	79
10.2 Indemnity by the Sellers and Additional Indemnitors	79

- iii -

10.3 Indemnity by the Buyer	82
10.4 Calculation of Losses; Materiality	82
10.5 Matters Involving Third Parties	83
10.6 Mitigation	85
10.7 Tax Treatment	85
10.8 Acknowledgement by the Buyer	85
10.9 Manner of Payment; Seller Reimbursement	85
10.10 Subrogation	86

11. Termination	86
11.1 Termination	86
11.2 Effect of Termination	87
11.3 Parent Termination Fee	87

12. Miscellaneous	88
12.1 Notices	88
12.2 Provisions Concerning Sellers’ Representative	89
12.3 Expenses of Transaction	93
12.4 Entire Agreement	93
12.5 Severability	93
12.6 Amendment	93
12.7 Parties in Interest	93
12.8 Assignment	93
12.9 Governing Law	94
12.10 Consent to Jurisdiction	94
12.11 Waiver of Jury Trial	94
12.12 Reliance	95
12.13 Specific Enforcement	95
12.14 No Waiver	95
12.15 Negotiation of Agreement	95
12.16 Disclosure Letter	95
12.17 No Recourse Against Third Parties	96
12.18 Headings	96
12.19 Counterparts; Electronic Signature	96
12.20 Parent Guarantee	97
12.21 Waiver of Conflicts; Privilege	97

- iv -

ACQUISITION AGREEMENT
This ACQUISITION AGREEMENT (this “Agreement”) is made as of the tenth (10th) day of June, 2015, by and among (i) Reliant Holding Company, LLC, a Delaware limited liability company (“RHC”), (ii) Reliant Hospital Partners, LLC, a Delaware limited liability company (“RHP”), for itself and on behalf of each Reliant Controlled Entity (as defined herein), (iii) Nautic Partners VI, L.P., a Delaware limited partnership (“Nautic Partners”), (iv) Nautic Partners VI-A, L.P., a Delaware limited partnership (the “Blocker Seller”), (v) Reliant Blocker Corp., a Delaware corporation (the “Blocker”), (vi) the parties listed as “Additional Indemnitors” on the signature pages hereto (the “Additional Indemnitors”), (vii) HealthSouth Corporation, a Delaware corporation (the “Parent”), (viii) HealthSouth Acquisition Holdings, LLC, a Delaware limited liability company (the “Buyer”), and (ix) Nautic Management VI, L.P., a Delaware limited partnership, solely in its capacity as the representative of the Sellers, the Reliant Indemnitors (as defined herein), and the Additional Indemnitors (the “Sellers’ Representative”).
Whereas, RHC, together with its Subsidiaries (as defined below), develops and operates rehabilitation hospitals;
Whereas, RHC indirectly, through Reliant Pledgor and Reliant Opco Holding (each as defined below), owns 100% of the limited liability company interests of RHP;
Whereas, RHP owns 100% of the limited liability company interests (the “Bluffton Holding Interests”) of Reliant Bluffton Holding, LLC, a Delaware limited liability company (“Bluffton Holding”), which in turn owns 100% of the limited liability company interests of Reliant Bluffton LLC, a Delaware limited liability company (the “Acquired Subsidiary”).
Whereas, RHP owns 100% of the limited liability company interests (together with the Bluffton Holding Interests, collectively, the “Acquired Operating Entity Interests”) of each of Reliant Rehabilitation Hospital Braintree, LLC, a Delaware limited liability company, Reliant Rehabilitation Hospital New England, LLC, a Delaware limited liability company, and Reliant Rehabilitation Hospital Cincinnati, LLC, a Delaware limited liability company (together with Bluffton Holding, collectively, the “Acquired Operating Entities”);
Whereas, RHP owns 100% of the limited liability company interests (the “Acquired Holdings Entity Interests”) of Dayton Limited Investors, LLC, a Texas limited liability company (the “Acquired Holdings Entity”), which in turn owns 10% of the limited partnership interests of Reliant Rehabilitation Hospital Dayton, LP, a Texas limited partnership;
Whereas, in connection with this transaction RHP has formed Cowboy Holding, LLC, a Delaware limited liability company formed for purposes of the Contemplated Transactions (the “Newco”), of which RHP owns 100% of the limited liability company interests as of the date hereof;
Whereas, on the Closing Date, but prior to the Closing, RHP shall contribute to Newco all of the Bluffton Holding Interests, the Acquired Operating Entity Interests, and the Acquired

Holdings Entity Interests (collectively, the “First Contribution”), pursuant to a Contribution Agreement in a form reasonably acceptable to Buyer and RHP (the “First Contribution Agreement”);
Whereas, each of the entities listed on Exhibit A hereto as a “Reliant Controlled Entity” (each a “Reliant Controlled Entity”) owns the limited partnership interests set forth on Exhibit A (the “Reliant-Owned LP Interests”) hereto in each of the respective Texas limited partnerships set forth opposite such Reliant Controlled Entity’s name on Exhibit A hereto (the “Acquired Limited Partnerships” and, together with the Acquired Operating Entities and the Acquired Holdings Entity, the “Acquired Companies”);
Whereas, each Reliant Controlled Entity and each Acquired Limited Partnership are, as of the date of this Agreement, at least majority-owned by RHP and have general partners that, directly or indirectly, are each wholly-owned by RHP;
Whereas, the Acquired Companies set forth on Exhibit B (the “Majority-Owned Acquired Companies”) have equity interests held by various minority equityholders (the “Minority Holders”) as described on Exhibit B hereto;
Whereas, promptly following the signing of this Agreement but prior to the Blocker Reorganization (as defined below) and the consummation of the transactions contemplated hereby, RHP will use reasonable best efforts, which shall not require any change or increase in the offered price, to obtain from the Minority Holders of each Majority-Owned Acquired Company their consent to amend the limited partnership agreement of the applicable Majority-Owned Acquired Company to permit such Majority-Owned Acquired Company to be acquired by merger upon the approval of the holders of at least two-thirds of its outstanding limited partnership interests and shall cause each such Majority Owned Acquired Company to be acquired by RHP via merger with a subsidiary of Newco as described below (the “Consent Solicitation”);
Whereas, to the extent that the Consent Solicitation results in the receipt by a Majority-Owned Acquired Company of the affirmative vote by the holders of at least a majority of the limited partnership interests in such Majority-Owned Acquired Company by its respective Minority Holders (the “Consent Condition”), such Majority-Owned Acquired Company shall enter into an agreement and plan of merger, substantially in the form attached hereto as Exhibit C (each, a “Merger Agreement”), providing for (i) the merger of a to-be-formed subsidiary of Newco (in each case, a “Merger Sub”) with and into such Majority-Owned Acquired Company, with such Majority-Owned Acquired Company becoming a wholly-owned subsidiary of Newco, with RHP as the general partner of each such Majority-Owned Acquired Company, (ii) the Minority Holders in such Majority-Owned Acquired Company becoming entitled to receive for their equity interests in such Majority-Owned Acquired Company an amount in cash as set forth on the Allocation Schedule (as defined below), subject to the dissenter’s rights described below, which amount shall be payable out of the Purchase Price and (iii) contractual dissenter’s rights as set forth in the Merger Agreement to any Minority Holders who do not consent to the merger described in the Consent Solicitation and who exercise such dissenter’s rights in accordance with their terms as set forth in the Merger Agreement, all subject to the terms and conditions hereof (in each case, an “Acquired Company Merger”);
Whereas, to the extent that the Consent Solicitation does not result in satisfaction of the Consent Condition for any Majority-Owned Acquired Company, RHP shall contribute, or shall cause its Subsidiaries to contribute, to Newco the Reliant-Owned LP Interests of such Acquired Company in exchange for equity interests in Newco, and the Minority Holders who elect to sell their equity interests in such Majority-Owned Acquired Company shall execute a joinder to this Agreement in the form attached hereto as Exhibit D, agree to become a party to this Agreement and contribute their respective limited partnership interests in the Majority-Owned Acquired Companies (the “Electing Acquired Company Interests”) to Newco in exchange for limited liability company interests of Newco, and agree to sell such interests at the same price as set forth on the Allocation Schedule, or such greater amount as agreed between RHP and such Minority Holder, if any, to the Buyer on the terms and conditions set forth herein and in the joinder (the “Electing Minority Holders”) (collectively, the “Second Contribution”), pursuant to a Contribution Agreement in form and substance reasonably acceptable to the Buyer (collectively with the First Contribution Agreement, the “Contribution Agreements”), in which case the Purchase Price shall be reduced as described below;
Whereas, immediately following the Second Contribution, RHP shall cause all of the general partner partnership interests of each Acquired Limited Partnership to be distributed or otherwise transferred to RHP (the “GP Interest Distribution”);
Whereas, the Blocker Seller owns 100% of the outstanding capital stock (the “Blocker Shares”) of the Blocker, which in turn owns 100% of the outstanding limited partnership interests of Reliant Splitter, L.P., a Delaware limited partnership (“Reliant Splitter”), which owns 11,461,774 Class A Units of RHC, which owns 100% of the outstanding interests of Reliant Pledgor, LLC, a Delaware limited liability company (“Reliant Pledgor”), which owns 100% of the outstanding interests of Reliant Opco Holding Corp., a Delaware corporation (“Reliant Opco Holding”), and directly and indirectly owns 100% of the outstanding limited liability company interests of RHP, 99.99% of which is owned directly by Reliant Pledgor and 0.01% of which is owned by Reliant Opco Holding;
Whereas, following the transactions described above, immediately prior to the Closing but subject to and conditioned upon the consummation of the transactions contemplated hereby, RHC shall cause its direct and indirect Subsidiaries, and the Blocker Seller shall cause its direct and indirect Subsidiaries, to restructure the Blocker Seller’s indirect ownership of the Acquired Companies pursuant to a Blocker Reorganization Agreement in a form reasonably acceptable to the Buyer and RHP (the “Blocker Reorganization Agreement”), such that (i) the Blocker’s indirectly-owned ownership equity interest in each of the Acquired Companies (the “Blocker Assets”) shall be held directly by Newco and represented by limited liability company interests of Newco distributed to the Blocker through the partial redemption of each intermediate entity’s ownership interest in its directly-owned subsidiary corresponding to the portion of such equity interests indirectly owned by the Blocker, and (ii) Reliant Splitter shall be dissolved and liquidated such that the Blocker becomes the direct owner of such portion of the equity interests in Newco as represent all of the Blocker’s indirect ownership in the Acquired Companies after giving effect to the distribution of the Purchase Price to all Reliant Sellers pursuant to the limited liability company agreement of RHC (collectively, the “Blocker Reorganization”);
Whereas, in connection with its operation of the Acquired Companies, RHP maintains certain agreements listed on Exhibit E hereto (the “Acquired Contracts”) which benefit multiple Acquired Companies and holds certain assets described on Exhibit F hereto, including the IP Assets (the “Acquired Assets”); and
Whereas, immediately following the Blocker Reorganization, the Buyer (or its designee) desires to purchase (i) from RHP and the Electing Minority Holders, if any, all of the outstanding equity interests of Newco; (ii) from RHP, all of the outstanding general partner partnership interests of the Acquired Limited Partnerships; (iii) the Blocker Shares from the Blocker Seller; (iv) the Acquired Contracts and the Acquired Assets from RHP; and (v) the obligations of the Acquired Companies to the capital leases set forth on Exhibit G hereto (which are allocated among the Acquired Companies therein) (the “Assumed Capital Leases”), all on the terms and subject to the conditions set forth in this Agreement.
Now, therefore, in consideration of these premises, the covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.	Definitions.
1.1    Certain Matters of Construction. For purposes of this Agreement, except as specified otherwise, the words “hereof”, “herein”, “hereunder” and words of similar import will refer to this Agreement as a whole and not to any particular Section or provision of this Agreement, and reference to a particular Section of this Agreement will include all subsections thereof. The word “party” will refer to any Seller, RHP, RHC, Parent, the Buyer or, with respect to Section 11 (Miscellaneous) and defined terms used therein, the Sellers’ Representative. The word “including” means including without limitation. The word “will” has the same meaning as the word “shall”. Definitions will be equally applicable to both the singular and plural forms of the terms defined, and references to the masculine, feminine or neuter gender will include each other gender. All references in this Agreement to any Section, Exhibit or Schedule will, unless otherwise specified, be deemed to be a reference to a Section, Exhibit or Schedule of or to this Agreement, in each case as such may be amended in accordance herewith, all of which are made a part of this Agreement. All references in this Agreement to monetary amounts will, unless otherwise specified, be to United States dollars.
1.2    Certain Definitions. For purposes of this Agreement, the following terms will have the following meanings:
“Accounting Firm” is defined in Section 9.7.2(a).

“Accounting Principles” means the accounting principles, policies, procedures and methodologies followed in the preparation of the Annual Financial Statements, as further described in the specific policies, procedures and methodologies set forth on Section 1.2(a) of the Disclosure Letter.
“Acquired Companies” is defined in the Recitals.
“Acquired Company Indebtedness” means, in the aggregate, all amounts outstanding as of the Closing in respect of Indebtedness of the Acquired Companies. A correct and complete list of all Acquired Company Indebtedness outstanding on the date hereof is set forth on Section 1.2(b) of the Disclosure Letter, including the identity of the lender, administrative agent, or counterparty thereof, and the aggregate principal, interest, prepayment penalties, and other fees and expenses that would be payable in connection with the repayment of such Indebtedness on such date, and an allocation of such Acquired Company Indebtedness as of the date hereof among each of the Acquired Companies.
“Acquired Equity Interests” means, collectively, the issued and outstanding limited liability company interests of Newco, the issued and outstanding general partner partnership interests of the Acquired Limited Partnerships, and the Blocker Shares.
“Acquired Subsidiary” is defined in the Recitals.
“Acquisition Proposal” means any offer or proposal for, or any indication of interest in any of the following: (i) any direct or indirect acquisition or purchase of more than ten percent (10%) of the equity interests of the Blocker or any Acquired Company or of more than ten percent (10%) of the Business or combined assets of the Business; (ii) any merger, consolidation or other business combination relating to the Blocker or the Acquired Companies; or (iii) any recapitalization, reorganization or any other extraordinary business transaction involving or otherwise relating to the Blocker or the Acquired Companies, in each case other than (x) sales or transfers of inventory, sales or transfers of equipment or receivables or other dispositions of assets in the ordinary course of business, (y) the Blocker Reorganization or (z) transactions and other actions specifically required or permitted to be taken by this Agreement (including without limitation, any transactions carried out in accordance with Section 9.4.1).
“Action” means any claim, suit, litigation or action brought by or before any Governmental Authority.
“Additional Consideration” means, as of any date of determination, without duplication, the sum of (a) any portion of the Escrow Amount paid or payable to the Reliant Sellers pursuant to this Agreement and the Escrow Agreement, plus (b), any adjustments arising under Section 2.5.5 payable to the Reliant Sellers, plus (c) any amounts released from the Sellers’ Representative Reserve paid or payable to the Reliant Sellers pursuant to this Agreement, plus (d) any additional amounts payable to the Reliant Sellers pursuant to Section 9.7.
“Affiliate” means, as to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For the purposes of this definition,

“controlling”, “controlled” and “control” mean the possession, direct or indirect, of the power to direct, or cause the direction of, the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
“Agreement” is defined in the Preamble.
“Allocation Schedule” means a schedule setting forth each Seller’s (including each Selling Minority Holder’s and Electing Minority Holder’s) allocable portion, if any, of (i) the Purchase Price, (ii) the Escrow Amount contributed to the Escrow Account at Closing, (iii) the Sellers’ Representative Reserve and (v) any Additional Consideration paid to the Sellers (including the Selling Minority Holders and Electing Minority Holders) following the Closing. RHC shall cause the Allocation Schedule to be prepared by RHP in a manner consistent with the preparation of the sample Allocation Schedule attached as Section 1.2(c) of the Disclosure Letter. RHP shall update the Allocation Schedule at least three (3) Business Days prior to closing to update the list of Selling Minority Holders and Electing Minority Holders and each such Person’s portion of Purchase Price and the other items included therein.
“Annual Financial Statements” is defined in Section 3.5.
“Attributable to” means, with respect to any Electing Minority Holder or Selling Minority Holder, for each Acquired Company in which such Minority Holder owns an equity interest, the Stipulated EBITDA of such Acquired Company, multiplied by the percentage of outstanding equity interests of such Acquired Company held by such Minority Holder.
“Balance Sheet Time” is defined in Section 2.5.1.
“Base Purchase Price” is defined in Section 2.2.1.
“Blocker Reorganization Agreement” is defined in the Recitals.
“Blocker Seller Fundamental Representations” means the representations and warranties set forth in Sections 4.1 (Power and Authorization), 4.2 (Organization), 4.3 (Capitalization), 4.4 (Assets, Liabilities and Business), 4.6 (Taxes) and 4.8 (Brokers).
“Bluffton Holding” is defined in the Recitals.
“Bluffton Holding Interests” is defined in the Recitals.
“Business” means the businesses conducted by the Acquired Companies as of the date hereof.
“Business Day” means any day on which banking institutions in New York, New York are open for the purpose of transacting business.
“Buyer” is defined in the Preamble.

“Buyer Fundamental Representations” means the representations and warranties set forth in Sections 6.1 (Organization), 6.2 (Authorization) and 6.6 (Brokers).
“Buyer Indemnified Parties” is defined in Section 10.2.1.
“Cash on Hand” means all cash and cash equivalents (including readily marketable securities and short-term liquid investments, but excluding restricted cash and excluding, for the avoidance of doubt, the amount of all uncleared checks and drafts issued by RHC or any of its Subsidiaries, and including, for the avoidance of doubt, all uncleared checks and drafts deposited for the account of RHC or its Subsidiaries) of the Acquired Companies, which will be calculated in accordance with the Accounting Principles and which shall be allocated among the Acquired Companies on the basis of the Cash on Hand of such Acquired Company only. Cash on Hand at April 30, 2015, is set forth on Section 1.2(d) of the Disclosure Letter.
“Charge” is defined in Section 12.2.6.
“Closing” is defined in Section 2.3.
“Closing Balance Sheet” is defined in Section 2.5.2.
“Closing Cash Payment Amount” is defined in Section 2.4.1(a).
“Closing Date” is defined in Section 2.3.
“Closing Statement” is defined in Section 2.5.2.
“Code” means the Internal Revenue Code of 1986, as amended, and the applicable Treasury Regulations issued thereunder.
“Confidentiality Agreement” is defined in Section 8.1.
“Contemplated Transactions” means the transactions contemplated by this Agreement, the Blocker Reorganization Agreement, the Merger Agreements pursuant to which each of the Acquired Company Mergers is effected, the Contribution Agreements, and the Escrow Agreement that are anticipated to be consummated at the Closing.
“Contract” means any written or oral agreement, contract, commitment, lease, license, instrument, note or other document or instrument or arrangement or understanding between two or more Persons or an enforceable commitment by one or more Persons in favor of another Person or Persons (other than an Employee Plan).
“Contribution Agreements” is defined in the Recitals.
“Credit Agreement” means the Amended and Restated Credit Agreement, dated as of September 30, 2014, by and among RHP, each of the other parties thereto as borrowers, the other persons party thereto that are designated as credit parties, General Electric Capital Corporation, as agent for the lenders and as a lender, GE Capital Bank, as a lender, the other lenders therein,

GE Capital Markets, Inc., as co-lead arranger and bookrunner, BMO Capital Markets, as co-lead arranger, Fifth Street Management LLC, as co-lead arranger, Merrill Lynch, Pierce, Fenner & Smith, Incorporated, as co-lead arranger, Fifth Third Bank, as co-lead arranger, and Bank of Montreal, as syndication agent, as amended.
“Deductible” is defined in Section 10.2.2.
“Disclosure Letter” means the disclosure letter that is being delivered by the Reliant Sellers to the Buyer in connection with the execution and delivery hereof.
“Dispute Notice” is defined in Section 2.5.3.
“Dispute Submission Notice” is defined in Section 2.5.4.
“Disputed Item” is defined in Section 2.5.3.
“D&O Indemnified Persons” is defined in Section 9.6.1.
“EBITDA Multiple” means 9.125 (EBITDA Multiple includes the value of the tax-asset acquired).
“Effective Time” is defined in Section 2.1.3(b).
“Electing Acquired Company Interests” is defined in the Recitals.
“Electing Minority Holder” is defined in the Recitals.
“Employee” means any full-time employee of any Acquired Company as of the Closing.
“Employee Plan” means any plan, program, agreement, policy or arrangement that is: (a) a Welfare Plan; (b) a pension benefit plan within the meaning of Section 3(2) of ERISA; (c) a stock bonus, stock purchase, restricted stock, stock appreciation right, profits interest or similar equity-based plan; or (d) any other material employment, deferred-compensation, retirement, welfare-benefit, bonus, incentive or fringe benefit plan, program, agreement, policy or arrangement.
“Environmental Laws” means all national, federal, state, provincial and local Legal Requirements, including common law, relating to pollution or the protection of human health or the environment, emissions, discharges, releases or threatened releases of, or exposure to Hazardous Substances, or to the manufacture, processing, distribution, use, treatment, storage, generation, release or threatened release, disposal, containment, transport, or handling of any Hazardous Substance, or to the record keeping, notification, disclosure, or reporting requirements with respect to any of the foregoing.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations issued thereunder.

“ERISA Affiliate” means any Person that, together with an Acquired Company, is treated as a single employer under Section 4001(b) of ERISA.
“Escrow Account” means the account established by the Escrow Agent pursuant to the terms of the Escrow Agreement.
“Escrow Agent” means Wells Fargo Bank, National Association.
“Escrow Agreement” means an escrow agreement reasonably and mutually acceptable to the parties to be entered into on or prior to the Closing Date by the Buyer, the Sellers’ Representative, and the Escrow Agent.
“Escrow Amount” means $36,500,000.
“Escrow Funds” means, as of any date of determination, the excess (if any) of the Escrow Amount (including accrued interest or earnings thereon) over the sum of all distributions and other payments to any Person from the Escrow Accounts paid pursuant to the terms of the Escrow Agreement on or prior to such date of determination.
“Escrow Termination Date” is defined in Section 10.1.
“Estimated Acquired Company Indebtedness” is defined in Section 2.5.1.
“Estimated Cash on Hand Amount” is defined in Section 2.5.1.
“Estimated Closing Balance Sheet” is defined in Section 2.5.1.
“Estimated Closing Statement” is defined in Section 2.5.1.
“Estimated Transaction Bonus Payments” is defined in Section 2.5.1.
“Estimated Transaction Expenses” is defined in Section 2.5.1.
“Estimated Working Capital Amount” is defined in Section 2.5.1.
“Expiration Date” is defined in Section 10.1.4.
“Final Acquired Company Indebtedness” is defined in Section 2.5.5.
“Final Cash on Hand Amount” is defined in Section 2.5.5.
“Final Transaction Bonus Payments” is defined in Section 2.5.5.
“Final Transaction Expenses” is defined in Section 2.5.5.
“Final Working Capital Amount” is defined in Section 2.5.5.
“Financial Statements” is defined in Section 3.5.

“First Contribution” is defined in the Recitals.
“First Contribution Agreement” is defined in the Recitals.
“GAAP” means United States generally accepted accounting principles, as in effect from time to time, consistently applied.
“Governmental Authority” means any government or governmental or regulatory authority or entity, whether U.S. federal, state, provincial, local, or foreign, including any political subdivision thereof, and any department, court, agency or official of any of the foregoing.
“Governmental Order” means any ruling, award, determination, decision, directive, injunction, judgment, writ, order or decree entered, issued or made by any Governmental Authority.
“Government Program” means any United States federal, state or local health care or reimbursement programs administered by a Governmental Authority under Title XVIII of the Social Security Act (“Medicare”), Title XIX of the Social Security Act (“Medicaid”), CHAMPUS, TRICARE, or any other similar Legal Requirement, and any successor program to any of the above.
“GP Interest Distribution” is defined in the Recitals.
“Guarantee Release” is defined in Section 9.4.
“Hazardous Substance” means chemicals, pollutants, contaminants, wastes, toxic or hazardous substances or materials, petroleum or petroleum products, derivatives, wastes, or byproducts, greenhouse gases, asbestos or asbestos-containing materials or products, polychlorinated biphenyls, lead or lead-based paints, or materials, radon, fungus, mold, mycotoxins or other substances that may have an adverse effect on human health or the environment, and including any “hazardous substance” (as defined in 42 U.S.C. § 9601(14)), or as defined, listed, classified, or regulated under or pursuant to any Legal Requirement.
“Healthcare Laws” means all applicable Legal Requirements of any Governmental Authority relating to healthcare regulatory matters, including (i) 42 U.S.C. § 1320a-7, 7a, and 7b, which are commonly referred to as the “Federal Fraud Statutes,” and any analogous anti-kickback law of any state; (ii) 42 U.S.C. § 1395nn, which is commonly referred to as the “Stark Statute”; (iii) 31 U.S.C. § 3729-3733, which is commonly referred to as the “Federal False Claims Act”; (iv) 42 U.S.C. §§ 1320d through 1320d-8 and 42 C.F.R. §§ 160, 162 and 164, which are commonly referred to as the “Health Insurance Portability and Accountability Act of 1996” or “HIPAA” and Title XIII of the American Recovery and Reinvestment Act of 2009, Pub. L. No. 111-5(2009), commonly referred to as the “HITECH Act”; (v) 18 U.S.C. § 1347 (Health Care Fraud); (vi) any state law regulating the interactions with healthcare professionals and reporting thereof; (vii) the Medicare Act, 42 U.S.C. § 1395 et seq., the Medicaid Act, 42 U.S.C. § 1396 et seq., TRICARE (f/k/a CHAMPUS) and such other Government Programs and commercial payors; (viii) or any other federal, state or local Legal Requirement that regulates false statements or claims, kickbacks, patient or program charges, referrals, the hiring of employees or acquisition of services or supplies from those who have been excluded from government health care programs, quality, safety, privacy, security, licensure or accreditation.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1974, as amended, and the regulations issued thereunder.
“Income Tax” means any Tax measured in whole or in part by income or gains (or similar Tax imposed in lieu thereof).
“Indebtedness” means with respect to any Person, and without duplication, all outstanding obligations of such Person (a) in respect of indebtedness for borrowed money or extensions of credit (to the extent drawn), whether secured or unsecured, including all outstanding principal, interest, fees, and other amounts payable with respect thereto (including, for the avoidance of doubt, any prepayment penalties or make-whole payments required in connection with the repayment of borrowed money prior to its stated maturity date), (b) evidenced by notes, debentures or similar instruments, (c) in respect of any earn-out or other deferred purchase price for the acquisition by such Person of any business, property or other Person, but excluding liabilities related to any ordinary trade accounts payable or accruals incurred in the ordinary course of business which are captured in the accounts payable and/or accrued expenses of the Acquired Companies, (d) as lessee under leases recorded as capital leases in accordance with GAAP, other than the Assumed Capital Leases, and (e) with respect to guarantees of obligations of the types described in clauses (a) through (d) above of any other Person.
“Indemnified Party” means with respect to any claim for indemnification pursuant to Section 10, each Buyer Indemnified Party or Seller Indemnified Party asserting such claim (or on whose behalf such claim is asserted) under Section 10.2 or 10.3, as the case may be (it being understood that the Sellers’ Representative will be the sole and exclusive agent, representative and attorney-in-fact for each of the Sellers, including, if applicable, the Selling Minority Holders and any Electing Minority Holders for all purposes of asserting such claims, receiving and giving notices and service of process in respect thereof, making filings with any court or other Governmental Authority in respect thereof and controlling and otherwise making all decisions in connection with each such claim brought on behalf of any Seller, including any Selling Minority Holder or Electing Minority Holder, under Section 10.3, and the term “Indemnified Party” shall mean the Sellers’ Representative for such purposes to the extent that it is acting in such capacity on behalf of any or all of the Sellers, including the Selling Minority Holders and the Electing Minority Holders).
“Indemnifying Party” means, with respect to any claim for indemnification pursuant to Section 10, the party or parties against whom such claim has been asserted (it being understood that the Sellers’ Representative will be the sole and exclusive agent, representative and attorney-in-fact for each of the Sellers, Reliant Indemnitors, and Additional Indemnitors for all purposes of responding to and defending such claims, receiving and giving notices and service of process in respect thereof, making filings with any court or other Governmental Authority in respect thereof, controlling and otherwise making all decisions on behalf of each of the Sellers in connection with each such claim brought against any of the Sellers, Reliant Indemnitors, and Additional Indemnitors under Section 10.2, and the term “Indemnifying Party” shall mean the Sellers’ Representative for such purposes (but, for the avoidance of doubt, not for purposes of liability) when it is acting in such capacity on behalf of any or all of the Sellers).
“Indemnity Agreement” is defined in Section 8.6.1.
“Independent Referee” means BDO USA, LLP, provided that, if BDO USA, LLP is unable or unwilling to serve as Independent Referee, and the Buyer and the Sellers’ Representative are unable to agree on another independent and nationally recognized accounting firm with expertise in disputes of the type contemplated by Section 2.5 within fifteen (15) Business Days of receiving notice that BDO USA, LLP will not serve as Independent Referee, the Buyer and Sellers’ Representative shall each nominate such a firm, and the two firms so nominated shall nominate a third such firm, with such third firm to serve as the Independent Referee.
“Insurance Proceeds” is defined in Section 10.4.
“Intellectual Property” means all intellectual property, including all U.S. and foreign patents, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, trademarks, trade names, service marks, corporate names, and other similar designations of source or origin, copyrights and all pending applications for and registrations of any of the foregoing, domain names, rights in computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, technology supporting the foregoing, and proprietary rights in documentation, including user manuals and training materials, related thereto, trade secrets, confidential information, ideas, know-how, inventions, proprietary processes, formulae, models, and methodologies.
“Intercompany Agreement” is defined in Section 3.20.
“Interim Financial Statements” is defined in Section 3.5.
“IP Assets” means all right, title and interest of RHP in and to the Intellectual Property used or held for use in the Business, including all Intellectual Property identified on Exhibit F.
“Leases” is defined in Section 3.8.2.
“Legal Requirement” means any foreign or U.S. federal, state or local statute, law, ordinance, code, rule, regulation or requirement from a Governmental Authority, including any Governmental Order.
“Letter of Transmittal” is defined in Section 2.7.2.

“Lien” means any mortgage, pledge, lien, security interest, hypothecation, bailment, option, charge, conditional sale or other title retention agreement, claim, encumbrance of any kind or nature, or restriction on transfer.
“Losses” means all losses, liabilities, damages, awards, fines, penalties, expenses, fees, costs and amounts paid in settlement in accordance with this Agreement (including reasonable fees and expenses of counsel) incurred or suffered by an Indemnified Party, whether or not arising out of a third-party claim, but excluding any and all amounts in respect of damages or losses calculated as a multiple of earnings or of some other financial measure, loss of business reputation, and any incidental, special, exemplary or punitive damages (other than any damages payable by such Indemnified Party pursuant to Third Party Claims).
“Material Adverse Effect” means any change, event, circumstance or effect that, individually or in the aggregate, is, has been, or would reasonably be expected to be materially adverse to the business, assets, liabilities, financial condition or results of operations of the Acquired Companies, taken as a whole; provided, however, that any such change, event, circumstance or effect caused by or resulting from any of the following shall not be considered, and shall not be taken into account in determining the existence of, a “Material Adverse Effect”: (i) the announcement, pendency or consummation of the Contemplated Transactions, or the execution of this Agreement or the performance of obligations hereunder, including the impact of any of the foregoing on relationships with customers, suppliers, employees, or independent contractors, (ii) conditions affecting the global economy or the financial, credit, commodities or capital markets as a whole, or generally affecting the industries in which the Acquired Companies conduct their business, (iii) any change in financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (iv) any change in, adoption of, or change in the interpretation of any applicable Legal Requirement or GAAP, including any changes in Healthcare Laws or reimbursement rates, (v) any national or international political or social conditions, including the engagement or continuation by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (vi) pandemics, earthquakes, hurricanes, tornados, floods or other natural disasters, (vii) the failure by the Acquired Companies to meet any revenue or earnings projections, forecasts or predictions (provided, that clause (vii) shall not prevent a determination that any effect or change underlying such failure has resulted in a Material Adverse Effect, to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect), or (viii) any action required to be taken by, or permitted to be taken with the prior written consent of, the Buyer with respect to the Contemplated Transactions or with respect to the Acquired Companies, except to the extent any change, event, circumstance or effect (by itself or when aggregated or taken together with any and all other changes, events, circumstances or effects) results from, arises out of, or is attributable to the matters described in clauses (ii) through (vi) above and disproportionately affects the Acquired Companies, taken as a whole, as compared to other Persons that conduct business in the industries and geographic regions in which the Acquired Companies conduct the Business.

“Material Contract” is defined in Section 3.14.1.
“Materiality Qualifiers” means qualifications as to “material” or Material Adverse Effect in any representation or warranty set forth herein.
“Minor Claims” is defined in Section 10.2.2.
“Nautic Partners” is defined in the Preamble.
“Nonparty Affiliate” is defined in Section 12.18.
“Organizational Documents” means, with respect to any Person (other than an individual), the certificate or articles of incorporation, organization or formation of such Person and any limited liability company, operating or partnership agreement, by-laws or similar documents or agreements relating to the legal organization of such Person.
“Parent” is defined in the Preamble.
“Parent Credit Agreement” means the Third Amended and Restated Credit Agreement, dated August 10, 2012, among HealthSouth Corporation, Barclays Bank PLC, as administrative agent and collateral agent, Citigroup Global Markets Inc., as syndication agent, Bank of America, N.A., Goldman Sachs Lending Partners LLC, and Morgan Stanley Senior Funding, Inc., as co-documentation agents, and various other lenders from time to time, as amended, supplemented, or modified.
“Parent Termination Fee” is defined in Section 11.3.
“Payment Agent” is defined in Section 2.7.1.
“Payment Agent Agreement” is defined in Section 2.7.1.
“Permits” means all licenses, permits, certificates, accreditations, franchises, registrations, provider agreements, consents, approvals, authorizations, waivers, exemptions, releases, variances or orders of, or filings with, or otherwise issued by, any Governmental Authority.
“Permitted Liens” means (a) Liens for Taxes, special assessments or other governmental and quasi-governmental charges (i) not yet due and payable or (ii) the amount or validity of which is being contested in good faith and for which appropriate reserves have been established on the Financial Statements in accordance with GAAP, (b) landlords’, warehousepersons’, mechanics’, materialmens’ or carriers’ Liens to secure claims for labor, material or supplies and other similar Liens arising in the ordinary course of business with respect to amounts not yet overdue, (c) Liens incurred or deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension programs mandated under applicable Legal Requirements or other social security regulations, (d) zoning, building, entitlement and other land use regulations or restrictions imposed by a Governmental Authority with appropriate jurisdiction that (i) are not violated by the current use or occupancy of a Leased

Real Property and (ii) do not, individually or in the aggregate, materially interfere with the conduct of business at a Leased Real Property, (e) any Lien affecting solely the interests of the lessors and sublessors of any Leased Real Properties and not the interests of the tenant thereunder, that does not materially impair the value of or interfere with the present use of the Leased Real Property related thereto, (f) easements, rights of way and other imperfections of title or encumbrances of record affecting title that do not, individually or in the aggregate, materially impair the value of or interfere with the present use or occupancy of the Leased Real Property related thereto, or (g) restrictions on the ownership or transfer of securities arising under applicable Legal Requirements.
“Person” means any natural person or any corporation, partnership, limited liability company, other legal entity or Governmental Authority.
“Personal Information” means personally identifiable information pertaining to an individual that is regulated or protected by one or more federal or state information privacy or security laws, including, but not limited to, “Protected Health Information” or “Electronic Protected Health Information” as those terms are defined under HIPAA.
“Post-Closing Tax Period” means any taxable period or portion thereof beginning after the Closing Date.
“Pre-Closing Tax Period” means any taxable period or portion thereof ending on or before the Closing Date and the portion through the end of the Closing Date for any Tax period that includes (but does not end on) the Closing Date.
“Pro Rata Portion” means, (i) with respect to each Seller, including each Electing Minority Holder and Selling Minority Holder, and each Additional Indemnitor, the pro rata portion of the Purchase Price allocated to such Seller or Additional Indemnitor, as set forth in the Allocation Schedule; and (ii) with respect to each Reliant Seller, the pro rata portion of the Purchase Price allocated to such Reliant Seller, as set forth in the Allocation Schedule.
“Pro Rata Ratio” means: (i) other than for purposes of Section 10 hereof, with respect to each Seller or Additional Indemnitor, a fraction, the numerator of which is such Seller’s or Additional Indemnitor’s Pro Rata Portion and the denominator of which is the sum of the Pro Rata Portions for all Sellers and Additional Indemnitors; and (ii) solely with respect to the obligations of the Reliant Indemnitors and Additional Indemnitors pursuant to Section 10, (a) with respect to the Reliant Indemnitors, a fraction, the numerator of which is the aggregate Pro Rata Portion of all Reliant Indemnitors and the denominator of which is the sum of the aggregate Pro Rata Portions of all Reliant Indemnitors and of all Additional Indemnitors and (b) with respect to each Additional Indemnitor, a fraction, the numerator of which is such Additional Indemnitor's Pro Rata Portion and the denominator of which is the sum of the aggregate Pro Rata Portions of all Reliant Indemnitors and of all Additional Indemnitors.
“Purchase Price” is defined in Section 2.2.1.
“Records” is defined in Section 9.1.

“Reference Balance Sheet Date” is defined in Section 3.5.
“Refund Claim” is defined in Section 9.7.6.
“Registered Intellectual Property” is defined in Section 3.11.1.
“Reliant Indemnitors” means Nautic Partners, RHC, RHP, each Reliant Controlled Entity that contributes its equity interests in an Acquired Company to Newco in exchange for Newco Interests, and the Blocker Seller.
“Reliant Sellers” means RHP, each Reliant Controlled Entity that contributes its equity interests in an Acquired Company to Newco in exchange for Newco Interests, the Blocker Seller, and the Additional Indemnitors.
“Remaining Escrow Property” is defined in Section 12.2.6.
“Representative” means, with respect to any Person, any director, officer, partner, member, manager, trustee, or employee of such Person and any agent, consultant, legal, accounting, financial or other advisor or other representative authorized by such Person to represent or act on behalf of such Person.
“RHC’s Knowledge” means the actual knowledge, after due inquiry, of Chester Crouch, Ken McGee, Gale Pileggi or Tracey Nixon.
“RHP Guarantee” is defined in Section 9.4.
“Schedule Notice” is defined in Section 9.7.10.
“Second Contribution” is defined in the Recitals.
“Section 9.2 Matters” is defined in Section 9.2.
“Seller Fundamental Representations” means the representations and warranties set forth in Sections 3.1 (Power and Authorization), 3.2 (Organization), 3.3 (Capitalization), 3.21 (Brokers), 5.1 (Organization, Power and Standing), 5.2 (Authorization), 5.3 (Title to Securities) and 5.6 (Brokers).
“Seller Indemnified Parties” is defined in Section 9.3.
“Sellers” means, collectively, RHP, each Reliant Controlled Entity that contributes its equity interests in an Acquired Company to Newco in exchange for Newco Interests, the Blocker Seller and each Electing Minority Holder, if any, and Selling Minority Holder.
“Sellers’ Representative” is defined in the Preamble.
“Sellers’ Representative Reserve” means $500,000.

“Selling Minority Holders” means each Minority Holder in a Majority-Owned Acquired Company that satisfies the Consent Condition and whose equity interest in such Majority-Owned Acquired Company will be acquired by Buyer through an Acquired Company Merger.
“Stipulated EBITDA” is defined in Section 2.1.4.
“Straddle Period” means any taxable period that includes but does not end on the Closing Date.
“Subsidiary” of any Person means another Person, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is owned or controlled directly or indirectly by such first Person.
“Tax” means any federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, escheat, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not, and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.
“Tax Proceeding” is defined in Section 9.7.5.
“Tax Returns” means returns, reports, forms and information statements required to be filed with a Taxing Authority reporting liability for any Tax, including any schedules or attachments thereto and including any amendment thereof.
“Taxing Authority” means any United States, federal, state, local or any foreign or other governmental agency responsible for the imposition, assessment or collection of any Tax.
“TBOC” is defined in Section 2.1.3(a).
“Third Party Claim” is defined in Section 10.5.1.
“Transaction Bonus Payments” means the bonus and other compensatory payments that become payable by the Acquired Companies or RHP to their respective employees solely as a result of the consummation of the Contemplated Transactions, together with the employer portions of any payroll Tax that becomes payable at the Closing in connection with such bonuses.
“Transaction Expenses” means all documented out-of-pocket fees, costs and expenses (excluding, for the avoidance of doubt, Taxes) incurred or otherwise payable by the Acquired Companies or RHP in connection with the negotiation, documentation and consummation of the Contemplated Transactions, including (i) the fees and expenses of the Sellers’ Representative, Goodwin Procter LLP, Epstein Becker & Green, P.C. and Merrill Lynch, Pierce, Fenner & Smith,

Incorporated and (ii) the portion of the premium for directors’ and officers’ insurance for the D&O Indemnified Persons obtained pursuant to Section 9.6.2 for which RHP is responsible, in each case to the extent incurred but unpaid as of the Closing.
“Transaction Tax Benefits” means any reduction in Taxes (as well as any Tax refund) or any Tax credit of the Blocker or any successor to the Blocker for a Post-Closing Tax Period resulting from a Transaction Tax Deduction or a carryback or carryforward thereof, determined on a “with or without” basis, and, for the avoidance of doubt, only after first taking into account all other losses, deductions and credits of the Buyer for the applicable Post-Closing Tax Period.
“Transaction Tax Deductions” means any Tax deductions relating to, (i) any pay down or satisfaction of Acquired Company Indebtedness or other Indebtedness, (ii) the payment of any Transaction Expenses, (iii) the payment of any Transaction Bonus Payments, (iv) the payment of the premium for any insurance obtained by RHC, RHP or any of the Acquired Companies prior to the Closing in connection with the matters referred to on Section 10.2.1(d) and (v) any other deductible payments attributable to the Contemplated Transactions economically borne by the Sellers. For this purpose, any success-based fees shall be treated as deductible in accordance with Rev. Proc. 2011-29.
“Transfer Taxes” means any sales, use, stock transfer, value added, real property transfer, real property gains, transfer, stamp, registration, documentary, recording or similar duties or taxes together with any interest thereon, penalties, fines, costs, fees, additions to tax or additional amounts with respect thereto incurred in connection with the Contemplated Transactions.
“Welfare Plan” means a welfare benefit plan within the meaning of Section 3(1) of ERISA.
“Working Capital” means (i) the current assets of the Acquired Companies (consisting solely of those asset account line items specified on Section 2.5.1(a) of the Disclosure Letter), excluding all Cash on Hand, restricted cash, and Income Tax assets, minus (ii) the current liabilities of the Acquired Companies (consisting solely of liability account line items as specified on Section 2.5.1(a) of the Disclosure Letter), excluding any amounts payable in respect of Transaction Expenses, Transaction Bonus Payments, Acquired Company Indebtedness, liabilities in connection with Assumed Capital Leases, and any Income Tax liabilities, in each case determined in accordance with the Accounting Principles on a consolidated basis.
“Working Capital Escrow Account” means the separate account established by the Escrow Agent pursuant to the terms of the Escrow Agreement for purposes of holding and disbursing the Working Capital Escrow Amount.
“Working Capital Escrow Amount” means $2,925,000.
“Working Capital Target” means $19,500,000.

2.	The Transactions.
2.1    Purchase and Sale of Interests of Newco by RHP and Sale of Blocker Shares.
2.1.1 At the Closing, and subject to the terms and conditions set forth in this Agreement:
(a)    Following the First Contribution, the Second Contribution, and the Blocker Reorganization, RHC shall cause RHP to sell, transfer and deliver to the Buyer (or the Buyer’s designee), free and clear of all Liens, and the Buyer (or the Buyer’s designee) shall purchase from RHP, all of the issued and outstanding limited liability company interests of Newco owned by RHP, which, together with the limited liability company interests of Newco owned by Electing Minority Holders and acquired pursuant to Section 2.1.3(c) and the limited liability company interests of Newco owned by the Blocker following the Blocker Reorganization, shall constitute all of the issued and outstanding limited liability company interests of Newco;
(b)    Following the Blocker Reorganization, RHC shall cause RHP to sell, transfer and deliver to the Buyer (or the Buyer’s designee), free and clear of all Liens, and the Buyer (or the Buyer’s designee) shall purchase from RHP, all of the issued and outstanding general partner partnership interests of each of the Acquired Limited Partnerships; and
(c)    Following the Blocker Reorganization, the Blocker Seller shall sell, transfer and deliver to the Buyer (or the Buyer’s designee), free and clear of all Liens, and the Buyer (or the Buyer’s designee) shall purchase from the Blocker Seller, all of the Blocker Shares.
2.1.2 At the Closing, and subject to the terms and conditions set forth in this Agreement, (a) RHC shall cause RHP to transfer and assign to the Buyer (or the Buyer’s designee) each of the Acquired Contracts and all of RHP’s rights, title and interests therein, and the Buyer (or the Buyer’s designee) shall assume all of RHP’s obligations thereunder, and (b) each of the Assumed Capital Leases and all of the applicable Acquired Company’s rights, title and interests therein shall be assigned and transferred to the Buyer (or the Buyer’s designee) and (c) all of the Acquired Assets and all of the RHP’s rights, title and interest therein shall be assigned and transferred to the Buyer (or the Buyer’s designee).
2.1.3 Majority-Owned Acquired Companies.
(a)    To the extent that, as of the Closing, any Majority-Owned Acquired Company has satisfied the Consent Condition, then, at the Closing, RHP, Newco, a Merger Sub with respect to each such Majority-Owned Acquired Company, and such Majority-Owned Acquired Company, shall enter into and adopt a Merger Agreement, which shall be subject to the terms and conditions of this Agreement, that will provide for the merger of the applicable Merger Sub with an into the applicable Majority-Owned Acquired Company, with the applicable Majority-Owned Acquired

Company surviving such Acquired Company Merger as a wholly-owned subsidiary of Newco, and with RHP as the general partner holding the general partner partnership interests, in accordance with the terms and conditions of this Agreement, the applicable Merger Agreement and the Texas Business Organizations Code (the “TBOC”).
(b)    Each Acquired Company Merger shall be consummated as of immediately prior to the Closing (such time being the “Effective Time”), as set forth in the applicable certificate of merger to be filed with the Secretary of State of Texas. At the applicable Effective Time, the separate existence of the applicable Merger Sub shall cease, and the applicable Majority-Owned Acquired Company, as the surviving entity of such Acquired Company Merger, shall continue its limited partnership existence under the TBOC.
(c)    To the extent that, as of the Closing, any Majority-Owned Acquired Company has not satisfied the Consent Condition, then, at the Closing, and subject to the terms and conditions set forth in this Agreement, (i) RHC shall cause the applicable Reliant Controlled Entity to contribute, effective immediately prior to the Closing, to Newco, in exchange for limited liability company interests of Newco, free and clear of all Liens, the number of Reliant-Owned LP Interests listed opposite the name of such Reliant Controlled Entity on Section 2.1.3 of the Disclosure Letter, and each such Reliant Controlled Entity shall, at the Closing, sell, transfer and deliver to the Buyer (or the Buyer’s designee), free and clear of all Liens, and the Buyer (or the Buyer’s designee) shall purchase from such Reliant Controlled Entity, the number of Newco Interests set forth opposite such Reliant Controlled Entity’s name on Section 2.1.3 of the Disclosure Letter; and (ii) each Electing Minority Holder shall (A) effective immediately prior to the Closing, contribute to Newco, free and clear of all Liens, the number of Electing Acquired Company Interests set forth opposite such Electing Minority Holder’s name on Section 2.1.3 of the Disclosure Letter in exchange for the limited liability company interests of Newco set forth opposite such Electing Minority Holder’s name on Section 2.1.3 of the Disclosure Letter (the “Electing Minority Holder Newco Interests”), (B) execute a joinder to this Agreement in the form attached hereto as Exhibit D and agree to become a party to this Agreement, and (C) at the Closing, sell, transfer and deliver to the Buyer (or the Buyer’s designee), free and clear of all Liens, and the Buyer (or the Buyer’s designee) shall purchase from the applicable Electing Minority Holder, the number of Electing Minority Holder Newco Interests set forth opposite such Electing Minority Holder’s name on Section 2.1.3 of the Disclosure Letter. RHC shall deliver to Buyer an updated version of Section 2.1.3 of the Disclosure Letter at least two (2) Business Days prior to the Closing to accurately reflect any Electing Minority Holders.
2.1.4 Section 2.1.4 of the Disclosure Letter contains an allocation of the Base Purchase Price between and among the Acquired Companies and RHP for purposes of determining the price to be offered to all Minority Holders in connection with the Consent Solicitation. For the avoidance of doubt, such allocation shall not be controlling for any Tax or GAAP purposes. Section 2.1.4 of the Disclosure Letter also sets forth, for each Majority-Owned Acquired Company, the EBITDA of such Majority-Owned Acquired Company for the twelve months ended April 30, 2015 (for each Majority-Owned Acquired Company, the “Stipulated EBITDA”), and determined on the same basis as the presentation of the Financial Statements.
2.2    Purchase Price.
2.2.1 The aggregate consideration for the purchase and sale of the Acquired Equity Interests, the acquisition of the Acquired Assets, the assumption of the Assumed Capital Leases, and the acquisition and assumption of the Acquired Contracts pursuant to this Agreement will be an amount in cash (such aggregate consideration, the “Purchase Price”) calculated as follows:
(a)    $730,000,000 (the “Base Purchase Price”);
(b)    minus the Acquired Company Indebtedness;
(c)    minus the amount of the Transaction Expenses that are not paid by RHC or its Subsidiaries or Affiliates prior to the Closing;
(d)    minus the amount of the Transaction Bonus Payments that are not paid by RHC or its Subsidiaries or Affiliates prior to the Closing;
(e)    plus the Estimated Cash on Hand Amount;
(f)    plus the amount, if any, by which the Estimated Working Capital Amount exceeds the Working Capital Target; or minus the amount, if any, by which the Estimated Working Capital Amount is less than the Working Capital Target;
(g)    minus, an amount equal to the product of (a) an amount equal to (i) 1.35, if the aggregate Stipulated EBITDA Attributable to all Electing Minority Holders and Selling Minority Holders is less than or equal to 25% of the aggregate Stipulated EBITDA Attributable to all Minority Holders of all Majority-Owned Acquired Companies, as calculated pursuant to Section 2.2.1(g) of the Disclosure Letter; (ii) 1.25, if the aggregate Stipulated EBITDA Attributable to all Electing Minority Holders and Selling Minority Holders is greater than 25% and less than or equal to 50% of the aggregate Stipulated EBITDA Attributable to all Minority Holders of all Majority-Owned Acquired Companies, as calculated pursuant to Section 2.2.1(g) of the Disclosure Letter; (iii) 1.20, if the aggregate Stipulated EBITDA Attributable to all Electing Minority Holders and Selling Minority Holders is greater than 50% and less than or equal to 75% of the aggregate Stipulated EBITDA Attributable to all Minority Holders of all Majority-Owned Acquired Companies, as calculated pursuant to Section 2.2.1(g) of the Disclosure Letter; (iv) 1.10, if the aggregate Stipulated EBITDA Attributable to all Electing Minority Holders and Selling Minority Holders is greater than 75% and less than or equal to 90% of the aggregate Stipulated EBITDA Attributable to all Minority Holders of all Majority-Owned Acquired Companies, as calculated pursuant to Section 2.2.1(g) of the Disclosure Letter; or (v) 1.05, if the aggregate Stipulated EBITDA Attributable to all Electing Minority Holders and Selling Minority Holders is greater than 90% of the aggregate

Stipulated EBITDA Attributable to all Minority Holders of all Majority-Owned Acquired Companies, as calculated pursuant to Section 2.2.1(g) of the Disclosure Letter, multiplied by (b) the sum, for all Majority-Owned Acquired Companies for which the Consent Condition is not satisfied, of the products of: (i) the Stipulated EBITDA for such Majority-Owned Acquired Company multiplied by (ii) the percentage of the outstanding limited partnership interests of such Majority-Owned Acquired Company owned by the Minority Holders (other than any Electing Minority Holders) of such Majority-Owned Acquired Company multiplied by (iii) the EBITDA Multiple.
The Purchase Price shall be subject to adjustment in accordance with the terms of this Agreement, including in accordance with Section 2.5; provided that the portion of the Purchase Price allocated to each Minority Holder shall not be adjusted.
2.2.2 The Buyer shall also assume the Assumed Capital Leases, acquire the Acquired Assets, and acquire and assume the Acquired Contracts, each at the Closing.
2.3    The Closing. Subject to the terms and conditions hereof, the closing of the purchase and sale of the Shares pursuant to this Agreement (the “Closing”) shall take place at 10:00 a.m. (local time) at the offices of Goodwin Procter LLP, Exchange Place, Boston, Massachusetts 02109, as promptly as practicable following, but in no event later than the third (3rd) Business Day following, the satisfaction or waiver of each of the conditions set forth in Section 7 and Section 8 hereof (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at Closing), but in no event earlier than three (3) Business Days following the end of the Consent Solicitation Period, or at such other time and place as the Buyer and the Sellers’ Representative may agree in writing; provided, however, that, if such third (3rd) Business Day is not the first day of the month, then the Buyer may elect, in its sole discretion, to delay the Closing until the first day of the following month (the day on which the Closing takes place, the “Closing Date”); provided, further, that, if the Buyer so elects to delay the Closing until the first day of the following month, during the period beginning on the calendar day following the third (3rd) Business Day after the satisfaction or waiver of each of the conditions set forth in Section 7 and Section 8 hereof (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at Closing) (the “Possible Closing Date”) and ending on the Closing Date, (a) none of RHC nor any of its Subsidiaries shall be liable for any unintentional breach of any representation or warranty under this Agreement, (b) the Buyer shall not be able to terminate this Agreement pursuant to Section 11.1 for any reason and (c) with respect to the closing conditions set forth in Section 7.1 and Section 7.3, such conditions shall be required to be satisfied as of the Possible Closing Date, rather than the Closing Date; provided, however, that nothing in this Section 2.3 shall relieve the Sellers of any liability or obligation with respect to any intentional breach of any covenant or obligation under this Agreement between the Possible Closing Date and the Closing Date.
2.4    Closing Deliveries and Payments.
2.4.1 Buyer Closing Deliveries and Payments. At the Closing, the Buyer shall deliver or cause to be delivered the following:

(a)    to the Payment Agent, for further distribution to RHP, the Blocker Seller, each Electing Minority Holder, each Selling Minority Holder, and the third party escrow account set forth in Section 2.4.1(g), by wire transfer of immediately available funds to an account designated in writing by the Sellers’ Representative to the Payment Agent not less than two (2) Business Days prior to the Closing Date, an aggregate amount in cash equal to (i) RHP’s, the Blocker Seller’s, and each Electing Minority Holder’s and Selling Minority Holder’s allocable portion of the Purchase Price, minus (ii) RHP’s and the Blocker Seller’s allocable portions of the Escrow Amount and Working Capital Escrow Account, minus (iii) RHP’s and the Blocker Seller’s allocable portion of the Sellers’ Representative Reserve, in each case as set forth on the Allocation Schedule (on which Allocation Schedule, for the avoidance of doubt, the Buyer shall be entitled to rely, without inquiry and without any liability) (collectively, the “Closing Cash Payment Amount”);
(b)    to accounts specified by RHC at least two (2) Business Days prior to the Closing Date, by wire transfer of immediately available funds, such cash amounts as are necessary to discharge in full the amount of Estimated Acquired Company Indebtedness pursuant to the Credit Agreement in accordance with the payoff letter received in connection therewith;
(c)    to accounts specified by RHC at least two (2) Business Days prior to the Closing Date, by wire transfer of immediately available funds, such cash amounts as are necessary to pay in full the Transaction Expenses;
(d)    to RHP, for further processing through payroll, by wire transfer of immediately available funds to an account designated in writing by RHP to the Buyer no less than two (2) Business Days prior to the Closing Date, such cash amounts as are necessary to pay in full each of the Transaction Bonus Payments;
(e)    to the Escrow Agent, by wire transfer of immediately available funds, the Escrow Amount to be deposited into the Escrow Account and the Working Capital Escrow Amount to be deposited into the Working Capital Escrow Account;
(f)    to an account specified by the Sellers’ Representative at least two (2) Business Days prior to the Closing Date, by wire transfer of immediately available funds, the Sellers’ Representative Reserve to be held by the Sellers’ Representative pursuant to Section 12.2.6;
(g)    to the third party escrow account to be specified in the Closing Statement, a portion of the Closing Cash Payment Amount, via wire transfer of immediately available funds from the Payment Agent, as required in accordance with the matters set forth on Section 10.2.1(d) of the Disclosure Letter, which otherwise would have been payable to RHP and the Blocker Seller, and which amount shall be specified to Buyer in the Estimated Closing Statement; and

(h)    the various certificates, instruments and documents referred to in Section 8.
2.4.2 RHP Closing Deliveries. At the Closing, RHP shall deliver, or cause to be delivered to the Buyer, (a) duly executed assignments for all registrations and applications for registration of IP Assets suitable for recording in the U.S. Patent and Trademark Office or similar Governmental Authority, in form and substance reasonably satisfactory to the Buyer, and (b) the various other certificates, instruments and documents referred to in Section 7, Section 9.7.10, and Section 10.2.
2.4.3 Seller Closing Deliveries. At the Closing, each Seller shall deliver or cause to be delivered to the Buyer, with respect to all Acquired Equity Interests to be sold by such Seller hereunder, (a) certificate(s) representing such Acquired Equity Interests, to the extent such Acquired Equity Interests are certificated, duly endorsed (or accompanied by duly executed transfer powers) for transfer to the Buyer or (b) to the extent any certificate(s) representing such Acquired Equity Interests have been lost, stolen or destroyed, an affidavit of that fact by such Seller claiming such certificate(s) to be lost, stolen or destroyed and an agreement to indemnify and hold harmless the Buyer from and against any claim that may be made against the Buyer with respect to the certificate(s) alleged to have been lost, stolen or destroyed (without any requirement to post a bond in respect thereof).
2.4.4 Admittance and Withdrawal. At the Closing, RHC shall cause each entity that is the general partner of an Acquired Company to withdraw as the general partner of such Acquired Company, effective as of the Closing, and shall cause such Acquired Company to admit Buyer (or its designee) as a limited partner, general partner, or member of such Acquired Company, as applicable.
2.5    Purchase Price Adjustment.
2.5.1 Estimated Balance Sheet and Estimated Closing Statement. RHC will in good faith prepare and deliver, or cause to be prepared and delivered, to the Buyer not later than three (3) Business Days prior to the Closing Date, (a) an estimated, unaudited consolidated balance sheet of the Acquired Companies (the “Estimated Closing Balance Sheet”) as of 11:59 p.m. Dallas time on the Business Day immediately preceding the Closing Date (the “Balance Sheet Time”), (b) a written statement setting forth the Acquired Company Indebtedness (the “Estimated Acquired Company Indebtedness”), including its allocation among the Acquired Companies, including (x) in the case of the Indebtedness pursuant to the Credit Agreement, the amount required to be paid pursuant to Section 2.4.1(c) as set forth in the payoff letter delivered with respect thereto, and (y) in the case of other items of Indebtedness, the identity of the lender, administrative agent, or counterparty thereof, and the aggregate principal and interest, prepayment penalties, and other fees and expenses outstanding as of the Balance Sheet Time, (c) a written statement derived from the Estimated Closing Balance Sheet (the “Estimated Closing Statement”) setting forth in reasonable detail RHC’s good faith estimates of (i) Transaction Expenses (listed by payee) (the “Estimated Transaction Expenses”), (ii) Transaction Bonus Payments (listed by payee) (the “Estimated Transaction Bonus Payments”), (iii) Working Capital (the “Estimated Working Capital

Amount”) and (iv) Cash on Hand (the “Estimated Cash on Hand Amount”), including its allocation among the Acquired Companies, in the case of clauses (iii) and (iv), as of the Balance Sheet Time as derived from the Estimated Closing Balance Sheet in accordance with the Accounting Principles and GAAP, (d) a schedule setting forth the amount, if any, to be deducted from the Purchase Price pursuant to Section 2.2.1(g), together with the calculation thereof in reasonable detail, and (e) the Allocation Schedule. The Estimated Closing Balance Sheet, Estimated Acquired Company Indebtedness, Estimated Transaction Bonus Payments, Estimated Transaction Expenses, Estimated Working Capital Amount, and Estimated Cash on Hand Amount set forth in the Estimated Closing Statement (x) will be prepared in accordance with the definitions thereof and the Accounting Principles and GAAP in a manner and on a basis consistent with the preparation of the sample balance sheet and sample calculations attached as Section 2.5.1(a) of the Disclosure Letter (which, solely for illustration purposes, assumes the Closing occurred on April 30, 2015) and (y) will disregard any and all effects on the assets and liabilities of the Acquired Companies as a result of the Contemplated Transactions (including any financing arrangements entered into by the Buyer or any of its Affiliates in connection with the Contemplated Transactions). RHC shall provide the Buyer and its Representatives reasonable and prompt access to the work papers used in the preparation of the Estimated Closing Statement and Estimated Acquired Company Indebtedness upon the Buyer’s request and shall consult in good faith with the Buyer regarding the implementation of any reasonable revisions to the calculations set forth in the Estimated Closing Statement and Estimated Acquired Company Indebtedness proposed by the Buyer. The Estimated Closing Balance Sheet, Estimated Acquired Company Indebtedness, Estimated Transaction Bonus Payments, Estimated Transaction Expenses, Estimated Working Capital Amount and Estimated Cash on Hand Amount set forth in the Estimated Closing Statement shall be conclusive for purposes of the calculation of the Purchase Price payable at the Closing, but shall be subject to adjustment after the Closing pursuant to this Section 2.5.
2.5.2 Closing Balance Sheet and Closing Statement. As promptly as practicable, but in any event within seventy-five (75) days after the Closing Date, the Buyer will in good faith prepare or cause to be prepared, and will provide to the Sellers’ Representative, an unaudited consolidated balance sheet of the Acquired Companies as of the Balance Sheet Time (the “Closing Balance Sheet”), together with a written statement (the “Closing Statement”) setting forth in reasonable detail the Buyer’s determinations of (i) Acquired Company Indebtedness, (ii) Transaction Expenses, (iii) Transaction Bonus Payments, (iv) Working Capital, and (v) Cash on Hand, in the case of clauses (iv) and (v), as of the Balance Sheet Time as derived from the Closing Balance Sheet in accordance with the definitions thereof, the Accounting Principles, and GAAP. The Closing Balance Sheet and the Closing Statement (a) will be prepared in accordance with the Accounting Principles and GAAP on a basis and in a manner consistent with the preparation of the Estimated Closing Balance Sheet and the Estimated Closing Statement and (b) will disregard (i) any and all effects on the assets and liabilities of the Acquired Companies as a result of the Contemplated Transactions (including any financing arrangements entered into by the Buyer or any of its Affiliates in connection with the Contemplated Transactions) and (ii) any of the plans, transactions or charges which the Buyer intends to initiate or make or cause to be initiated or made after the Closing with respect to the Acquired Companies or their business or assets, or any facts or circumstances that are unique or particular to the Buyer or any of its assets or liabilities.
2.5.3 Dispute Notice. The Closing Balance Sheet and the Closing Statement (and the determinations of the Acquired Company Indebtedness, Transaction Expenses, Transaction Bonus Payments, Working Capital, and Cash on Hand reflected on the Closing Statement) will be final, conclusive and binding on the parties unless the Sellers’ Representative provides a written notice (a “Dispute Notice”) to the Buyer no later than forty-five (45) days after delivery of the Closing Balance Sheet and the Closing Statement setting forth in reasonable detail any item(s) or amount(s) on the Closing Balance Sheet and/or the Closing Statement that are disputed by the Sellers’ Representative (each, a “Disputed Item”). Any item or amount on the Closing Balance Sheet or the Closing Statement to which no dispute is raised in the Dispute Notice will be final, conclusive and binding on the parties. The Buyer shall make available, and shall cause the Acquired Companies to make available, to the Sellers’ Representative and its Representatives, and shall provide the opportunity to make copies of, the work papers and other materials used or considered by the Buyer in the preparation of the Closing Balance Sheet and the Closing Statement, and shall provide reasonable access to personnel and Representatives of the Buyer and the Acquired Companies who assisted or were consulted in the preparation of the Closing Balance Sheet and the Closing Statement.
2.5.4 Resolution of Disputes. The Buyer and the Sellers’ Representative will attempt to resolve the Disputed Items in good faith during the twenty (20) day period following delivery of the Dispute Notice and all such discussions will (unless otherwise agreed by the Buyer and the Sellers’ Representative) be governed by Rule 408 of the Federal Rules of Evidence and any comparable applicable state rule. Disputed Items resolved in writing by the Sellers’ Representative and the Buyer within the twenty (20) day period will be final, conclusive and binding on the parties. If the Buyer and the Sellers’ Representative are unable to resolve any Disputed Items in the Dispute Notice within such twenty (20) day period, either the Buyer or the Sellers’ Representative may provide written notice to the other (the “Dispute Submission Notice”) that such party is submitting such Disputed Items for resolution to the Independent Referee. The Buyer and Sellers’ Representative shall enter into a customary engagement letter with the Independent Referee. The Buyer and the Sellers’ Representative will use their commercially reasonable efforts to cause the Independent Referee to render its decision as soon as practicable (but in any event within thirty (30) days) after the submission to the Independent Referee of their respective proposed final calculations of the Disputed Items (which the Buyer and the Sellers’ Representative shall submit to the Independent Referee not later than ten (10) days following the giving of the Dispute Submission Notice). Each of the Buyer and the Sellers’ Representative shall, and the Buyer shall cause Newco to, use reasonable best efforts to comply with all reasonable requests by the Independent Referee for access to their respective work papers, information, books, records and similar items, personnel and Representatives. The Independent Referee will review such final calculations of the Disputed Items and render a final determination of all Disputed Items in accordance with this Agreement, provided that the Independent Referee’s final determination with respect to each Disputed Item shall be within the range of the proposed final calculations of such Disputed

Item as presented in the Buyer’s Closing Balance Sheet and/or Closing Statement pursuant to Section 2.5.2 and the Sellers’ Representative’s Dispute Notice pursuant to Section 2.5.3. The Buyer and the Sellers’ Representative each shall be entitled to make a written submission to the Independent Referee in support of its respective proposed final calculations of the submitted Disputed Items, provided that such submissions shall be submitted within twenty (20) days after the submission to the Independent Referee of such proposed final calculations of the submitted Disputed Items. The Independent Referee’s determination will be (a) in writing and shall include a reasonably detailed statement of the basis for the Independent Referee’s decision, (b) furnished to each of the Buyer and the Sellers’ Representative as soon as practicable (but in any event within thirty (30) days) after the Sellers’ Representative’s and the Buyer’s respective final calculations of the Disputed Items have been submitted to the Independent Referee, (c) limited in scope to the Disputed Items and (d) final, conclusive and binding on the parties, and judgment on such decision may be entered in any court of competent jurisdiction. The fees and expenses of the Independent Referee shall be borne by (i) the Sellers’ Representative (out of the Sellers’ Representative Reserve and then from the Sellers), on the one hand, and (ii) the Buyer, on the other hand, based on the percentage that the portion of the contested amount not awarded to each party bears to the amount actually contested by the parties in aggregate, and such allocation of fees and expenses shall be calculated by the Independent Referee and such calculation shall be final and binding on the parties. By way of illustration, (x) if the Buyer’s calculations would have resulted in a $1,000,000 net payment to the Buyer, and the Sellers’ Representative’s calculations would have resulted in a $1,000,000 net payment to the Sellers and the Independent Referee’s final determination results in an aggregate net payment of $500,000 to the Sellers, then the Buyer and the Sellers shall pay 75% and 25%, respectively, of such fees and expenses and (y) if each of such parties’ calculations differs from the Independent Referee’s calculation by $1,000,000, the Buyer and the Sellers shall split such fees and expenses evenly. At any time the Buyer and the Sellers’ Representative may agree to settle any objections raised in the Dispute Notice, including any Disputed Items submitted to the Independent Referee, which agreement shall be in writing and final, conclusive and binding upon all of the parties hereto with respect to the subject matter of any such objection so resolved; provided that the parties shall promptly provide a copy of such agreement to the Independent Referee and instruct the Independent Referee not to resolve such Disputed Item, it being agreed that if the Independent Referee nonetheless resolves such Disputed Item for any reason, the agreement of the parties shall control.
2.5.5 Post-Closing Purchase Price Adjustment. As promptly as possible, but in any event no later than the fifth (5th) Business Day following the final determination, in accordance with Section 2.5.3 and/or Section 2.5.4, of Acquired Company Indebtedness, Transaction Expenses, Transaction Bonus Payments, Working Capital, and Cash on Hand (respectively, the “Final Acquired Company Indebtedness”, “Final Transaction Expenses”, “Final Transaction Bonus Payments”, “Final Working Capital Amount,” and “Final Cash on Hand Amount”), a Purchase Price adjustment shall be made as follows:
(a)    if (i) the sum of (A) the Final Working Capital Amount, plus (B) the Final Cash on Hand Amount, minus (C) the Final Transaction Expenses, minus (D)

the Final Transaction Bonus Payments, minus (E) the Final Acquired Company Indebtedness is less than (ii) the sum of (A) the Estimated Working Capital Amount, plus (B) the Estimated Cash on Hand Amount, minus (C) the Estimated Transaction Expenses, minus (D) the Estimated Transaction Bonus Payments, minus (E) the Estimated Acquired Company Indebtedness (the amount of such difference, the “Deficit”), then the Purchase Price will be reduced by an amount equal to such Deficit, and such Deficit shall be paid to the Buyer first from the Working Capital Escrow Account until exhausted and then from the Escrow Account, in each case in accordance with the terms of the Escrow Agreement; provided that, in the event that any amounts remain in the Working Capital Escrow Account after payment of the Deficit, Buyer and Sellers’ Representative shall cause the Escrow Agent to pay at the same time as the payment of the Deficit such amounts by wire transfer to the Sellers’ Representative for further distribution to the Reliant Sellers in accordance with the Allocation Schedule; or
(b)    if (i) the sum of (A) the Final Working Capital Amount, plus (B) the Final Cash on Hand Amount, minus (C) the Final Transaction Expenses, minus (D) the Final Transaction Bonus Payments, minus (E) the Final Acquired Company Indebtedness is greater than (ii) the sum of (A) the Estimated Working Capital Amount, plus (B) the Estimated Cash on Hand Amount, minus (C) the Estimated Transaction Expenses, minus (D) the Estimated Transaction Bonus Payments, minus (E) the Estimated Acquired Company Indebtedness, then the Purchase Price will be increased by an amount equal to such excess, and the Buyer will pay such excess amount to the Sellers’ Representative for further distribution to the Reliant Sellers (in accordance with the Allocation Schedule) within five (5) Business Days after the determination of such excess amount by wire transfer of immediately available funds to the account specified by the Sellers’ Representative, and the Buyer and Sellers’ Representative shall cause the Escrow Agent to pay at the same time all amounts then contained in the Working Capital Escrow Account by wire transfer to the Sellers’ Representative for further distribution to the Reliant Sellers in accordance with the Allocation Schedule.
2.6    Withholding Rights. The applicable party shall be entitled to deduct and withhold from the Purchase Price such amounts as it is required to deduct and withhold with respect to the making of such payments under the Code or any provision of applicable Tax law. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the applicable party in respect of which such deduction and withholding was made.
2.7    Payment and Surrender; Payment Fund.
2.7.1 Prior to the Closing, the Buyer shall (with any such cost and expense shared equally by the Buyer and the Reliant Sellers) designate Wells Fargo Bank, National Association, or such other bank or trust company reasonably acceptable to RHC, to act as payment agent in connection with the Contemplated Transactions (the “Payment Agent”).  At or prior to the Closing, the Buyer will provide to and shall deposit in trust with, the Payment Agent, an amount in cash equal to the Closing Cash Payment Amount.  Until used for that purpose, the funds shall be invested by the Payment Agent, as directed by the Buyer, and in accordance with a Payment Agent Agreement between RHP, the Buyer and the Payment Agent (the “Payment Agent Agreement”) in obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America or in deposit accounts or certificates of deposit with commercial banks.
2.7.2 As soon as reasonably practicable, RHP shall cause to be mailed or otherwise made available to RHP, the Blocker Seller, each Electing Minority Holder and each Selling Minority Holder, a letter of transmittal in the form to be provided by RHP and reasonably acceptable to the Buyer (a “Letter of Transmittal”), and such other documents as may reasonably be required by the Buyer (including any required Form W-8 or W-9). Until surrendered as contemplated by this Section 2, from and after the Closing, each certificate or other evidence, if applicable, that, immediately prior to the Closing, represented a limited liability company interest of Newco or a Blocker Share shall be deemed to represent only the right to receive its portion of the Purchase Price determined pursuant to this Agreement and shall not evidence any interest in, or any right to exercise the rights of a security holder of Newco, the Blocker, or any Acquired Company or any other rights. RHP and the Payment Agent shall make available to the Buyer a copy of such Letter of Transmittal at least five (5) Business Days prior to the Closing, and the Buyer shall use its reasonable best efforts to cause the Payment Agent to make payments on the Closing Date to RHP, the Blocker Seller, and any Electing Minority Holder who completes and submits a Letter of Transmittal at least three (3) Business Days prior to the Closing Date.
2.7.3 Termination of Payment Fund. At any time which is more than six (6) months after the Closing, the Buyer shall be entitled to require the Payment Agent to deliver to it any funds which had been deposited with the Payment Agent and have not been disbursed in accordance with this Section 2 (including, without limitation, interest and other income received by the Payment Agent in respect of the funds made available to it), and after the funds have been delivered to the Buyer, RHP, the Blocker Seller, each Electing Minority Holder and each Selling Minority Holder entitled to payment in accordance with this Section 2 shall be entitled to look solely to the Buyer (subject to abandoned property, escheat or other similar applicable Legal Requirements) for payment of the Closing Cash Payment Amount upon surrender of the certificates or other evidence of ownership, if applicable, of a limited liability company interest or Newco or a Blocker Share, as applicable, without any interest thereon.  Any portion of the Closing Cash Payment Amount remaining unclaimed as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable Law, become the property of the Buyer free and clear of any claims or interest of any person previously entitled thereto.

3.	Representations and Warranties Relating to RHC and the Acquired Companies.
RHC hereby represents and warrants to the Buyer as of the date hereof as follows (solely for purposes of this Section 3, the Acquired Subsidiary shall be deemed an “Acquired Company” and solely for purposes of Section 3.8, RHP shall be deemed an “Acquired Company”):

3.1    Power and Authorization. RHC and RHP have the corporate or other power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder, and to consummate the Contemplated Transactions. RHC, RHP, and each Acquired Company have taken all corporate or other actions and proceedings required to be taken by, or on the part of, RHC, RHP, or such Acquired Company, as applicable, to authorize and permit (a) the execution and delivery by RHC and RHP of this Agreement and all instruments required to be executed and delivered by it or them pursuant to this Agreement, (b) the performance of their respective obligations hereunder, and (c) the consummation by RHC, RHP, and each such Acquired Company of the Contemplated Transactions. No other action or proceeding on the part of RHC, RHP, or any Acquired Company is necessary for the execution and delivery of this Agreement by RHC and RHP, the performance of the obligations under this Agreement by RHC and RHP, or the consummation by RHC, RHP, and each such Acquired Company of the Contemplated Transactions. This Agreement has been duly executed and delivered by RHC and RHP, and assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes the valid and binding obligation of RHC and RHP, enforceable against each in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors’ right generally and by general equitable principles.
3.2    Organization.
3.2.1 Each of RHC and the Acquired Companies is (a) duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and (b) duly qualified or licensed to do business in each jurisdiction where the character of the properties owned, leased or licensed by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Section 3.2.1 of the Disclosure Letter sets forth a correct and complete list of each Acquired Company and its respective jurisdiction of organization and each jurisdiction in which it is qualified to do business.
3.2.2 RHC has furnished or made available to the Buyer a copy of the Organizational Documents and all stockholders’ agreements or other equityholders’ agreements, each as amended or restated to date and as in full effect as of the date of this Agreement, of each of the Acquired Companies. None of the Acquired Companies is in violation of any provision of its Organizational Documents or such stockholders’ agreements or other equityholders’ agreements. Section 3.2.2 of the Disclosure Letter sets forth a correct and complete list of the Organizational Documents and stockholders’ agreements or other equityholders’ agreements of each Acquired Company.
3.3    Capitalization.
3.3.1 Section 3.3.1 of the Disclosure Letter sets forth all issued and outstanding equity interests of each Acquired Company, together with the respective record owners thereof. All such issued and outstanding equity interests that are owned by RHP or a Reliant Controlled Entity or another Acquired Company are owned free and clear of any Lien. Except as set forth on Section 3.3.1 of the Disclosure Letter, there are no outstanding offers, options, warrants, rights, convertible or exchangeable securities, “phantom” equity rights, equity appreciation rights, equity based performance units, undertakings, agreements, or commitments of any kind (contingent or otherwise), including employee benefit arrangements, relating to the issuance, conversion, registration, voting, sale, repurchase, or transfer of any equity interests or other securities of any Acquired Company or obligating any Acquired Company or any other Person to purchase or redeem any such equity interests or other securities. All of the issued and outstanding equity interests of each Acquired Company are duly authorized, validly issued, fully paid and non-assessable, have been issued in compliance with all applicable Legal Requirements, and have not been issued in violation of any preemptive or similar rights. There are no dividends or preferential payments that have accrued or been declared but are unpaid on any equity interest of any Acquired Company. None of the Acquired Companies owns any equity securities of or interests in any other Person (other than another Acquired Company).
3.3.2 Section 3.3.2 of the Disclosure Letter shall be delivered to the Buyer three (3) Business Days prior to the Closing and shall set forth all issued and outstanding equity interests of each Acquired Company, together with the respective record owners thereof, as of immediately prior to the Closing, after giving effect to the First Contribution, the Second Contribution, the Blocker Reorganization, and any Consent Solicitation, Acquired Company Merger, or related acquisition by RHC or its Subsidiaries of any equity interests owned by the Minority Holders. All such issued and outstanding equity interests shall be owned free and clear of any Lien.
3.4    No Violation or Approval; Consents. Except as set forth on Section 3.4 of the Disclosure Letter, neither the execution and delivery of this Agreement by RHC nor the consummation of the Contemplated Transactions by RHC or any Acquired Company will:
3.4.1 require any consent, letter of intent or notice, waiver, approval, order or authorization of, or filing with, any Governmental Authority, other than (a) required filings under the HSR Act and the expiration or termination of any applicable waiting period thereunder and (b) the consents set forth on Section 3.4 of the Disclosure Letter;
3.4.2 result in a material breach, violation or termination of, or material acceleration of obligations under, or material default under, or require the consent of or notice to any third party under any Material Contract or Lease to which an Acquired Company is party or any Governmental Order to which an Acquired Company is subject;
3.4.3 result in a breach or violation of any Legal Requirement applicable to any Acquired Company;
3.4.4 give rise to the imposition of any Lien (other than a Permitted Lien) on any of the assets or properties of any of the Acquired Companies; or
3.4.5 result in a breach or violation of, or default under, the Organizational Documents of RHC or any of its Subsidiaries, including any Acquired Company.

3.5    Financial Statements, Etc.
3.5.1 RHC has furnished or made available to the Buyer copies of: (a) the audited consolidated balance sheets of RHP and the Acquired Companies as of December 31, 2013, and as of December 31, 2014, including the notes thereto, and the related consolidated statements of income and cash flows of RHP and the Acquired Companies for the fiscal years then ended (the “Annual Financial Statements”), and (b) the unaudited consolidated balance sheet of RHP and the Acquired Companies as of March 31, 2015 (the “Reference Balance Sheet Date”) and the related consolidated statements of income and cash flows of RHP the Acquired Companies for such three- (3-) month period then ended (the “Interim Financial Statements” and, collectively with the Annual Financial Statements, the “Financial Statements”). Correct and complete copies of the Financial Statements are set forth on Section 3.5.1 of the Disclosure Letter. The Financial Statements (i) present fairly in all material respects the consolidated financial position of RHP and the Acquired Companies and the consolidated results of operations of RHP and the Acquired Companies as of the respective dates thereof and for the periods covered thereby and, (ii) except as disclosed on Section 3.5.1 of the Disclosure Letter, were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, subject to changes resulting from year-end adjustments in accordance with the Accounting Principles, the absence of footnote disclosures, the treatment of capital lease obligations with respect to leases or subleases of hospital locations as operating leases rather than capital leases, and the treatment of rent arising under such leases or subleases as an expense recorded upon actual payment or accrual, notwithstanding any alternative treatment of or adjustments to such leases or rent under GAAP. Except as disclosed on Section 3.5.1 of the Disclosure Letter and with respect to the Assumed Capital Leases, none of the Acquired Companies has any liabilities required by GAAP to be set forth on, or reserved against in, a consolidated balance sheet of the Acquired Companies, except for (y) liabilities reflected or reserved against in the Financial Statements and (z) liabilities incurred in the ordinary course of business, consistent with past practice, since the Reference Balance Sheet Date or in connection with the Contemplated Transactions.
3.5.2 RHC and its Subsidiaries have (a) designed, and operated in all material respects in accordance with, disclosure controls and procedures, including systems of internal controls over financial reporting, that are designed to comply with applicable Legal Requirements to ensure that material information relating to the Business is made known to the management of the Business by others within the Business and (b) disclosed, based on the most recent report prior to the date of this Agreement, to RHC’s independent auditor any fraud that is within the RHC’s Knowledge, whether or not material, that involves management or other employees who have a significant role in the Business’s internal controls. RHC has furnished to the Buyer a summary of any such disclosure made by management to RHC’s independent auditor since December 31, 2011.
3.6    Ordinary Course of Business; No Material Adverse Effect. Since the Reference Balance Sheet Date: (a) the Acquired Companies have operated in the ordinary course of business, consistent with past practice; (b) none of the Acquired Companies has engaged in or taken any action (or entered into any Contract to engage in or take any such action) which would be prohibited by Section 8.2 if taken after the date hereof; and (c) there has not occurred, nor has there been any change, event, circumstance or effect that has had, or would reasonably be expected to have, a Material Adverse Effect or that would prevent or materially impair or materially delay the ability of RHC to perform its obligations under this Agreement or to consummate the Contemplated Transactions.
3.7    Taxes. Except in each case as set forth on Section 3.7 of the Disclosure Letter:
3.7.1 Each of the Acquired Companies has timely filed, or has caused to be timely filed on its behalf (after giving effect to extensions), all material Tax Returns required to be filed by it, and all such Tax Returns were correct and complete in all material respects. All material Taxes due and payable have been timely paid in full.
3.7.2 All material amounts of Taxes, whether individually or in the aggregate, required to have been withheld and paid in connection with amounts paid, or deemed paid, by any Acquired Company to any employee, independent contractor, creditor or third party have been withheld and paid to the appropriate Taxing Authority.
3.7.3 To RHC’s Knowledge, no federal, state, local, or non-U.S. tax audit, examination, refund litigation, proposed adjustment, matter in controversy, or administrative or judicial Tax proceeding is pending or is being conducted with respect to any Acquired Company. No Acquired Company has received from any federal, state, local, or non-U.S. taxing authority (including jurisdictions where the Acquired Company has not filed Tax Returns) any (a) written notice indicating an intent to open an audit or other review, (b) written request for information related to Tax matters, or (c) written notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Taxing Authority against any Acquired Company. No Acquired Company has a request for a private letter ruling, a request for technical advice, a request for a change of any method of accounting, or any other similar request that is in progress or pending with any Taxing Authority.
3.7.4 There has been no waiver or extension regarding the application of any statute of limitations in respect of Taxes of any Acquired Company that remains in effect, and no power of attorney granted by any Acquired Company with respect to any Taxes is currently in force. For the avoidance of doubt, an ordinary course extension to file a Tax Return shall not be considered a waiver or extension for purposes of this provision.
3.7.5 No Acquired Company is currently subject to any Liens, other than Permitted Liens, imposed on any of its assets or properties as a result of the failure of such Acquired Company to pay any material amount of Taxes that are due and payable.
3.7.6 No Acquired Company is party to or bound by any Tax indemnification, allocation, sharing agreement (other than pursuant to (i) any customary agreements with customers, vendors, lenders, lessors or the like entered into in the ordinary course of business or (ii) property Taxes payable with respect to any property lease).

3.7.7 None of the Acquired Companies has participated in any “Reportable Transaction” or “Listed Transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) and Section 6707A.
3.7.8 None of the Acquired Companies will be required to include any item of income or exclude any item of deduction for any Tax period (or portion thereof), beginning after the Closing Date, as a result of (i) an adjustment pursuant to Section 481(a) of the Code (or any similar provision of state, local or non-United States law) that occurred in a Pre-Closing Tax Period, or (ii) (A) any “closing agreement” described in Section 7121 of the Code (or any similar provision of state, local or non-United States law) entered into prior to Closing, (B) installment sale entered into prior to the Closing (except for an installment sale where the relevant deferred payment or payments is or are to be received following the Closing) or prepaid amount, in each case received outside the ordinary course of business or (C) election pursuant to Section 108(i) of the Code (or any similar provision of state, local or non-United States Law).
3.7.9 None of the Acquired Companies will be required to include any material item of income as a result of the Blocker Reorganization.
3.7.10 No Acquired Company has ever been taxable as other than a partnership or disregarded entity for U.S. federal income Tax purposes.
Notwithstanding anything to the contrary in this Agreement, (a) this Section 3.7 and Section 3.10 contain the sole and exclusive representations and warranties of RHC regarding Taxes, Tax Returns and other matters relating to Taxes and (b) nothing in this Agreement (including Section 3.7 and Section 3.10) shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date or limitations on (or availability of) any Tax attribute of the Acquired Companies (including net operating losses or methods of accounting of the Acquired Companies).
3.8    Real Estate.
3.8.1 Owned Premises. No Acquired Company owns any real property.
3.8.2 Leases.
(a)    Section 3.8.2(a) of the Disclosure Letter sets forth a correct and complete list of all leases of real property currently in effect to which any Acquired Company is a party, including all amendments, extensions, renewals, guaranties, supplements, or other agreements with respect thereto (the “Leases”). RHP has delivered or made available to the Buyer correct and complete copies of the Leases.
(b)    Except as set forth on Section 3.8.2(b) of the Disclosure Letter, as of the date hereof, (i) the applicable Acquired Company possesses good and valid leasehold interests as tenant in the real property subject to the Leases (the “Leased Real Property”), free and clear of all Liens, other than Permitted Liens, (ii) each of the Leases is a valid and binding agreement of the applicable Acquired Company, enforceable against the applicable Acquired Company in accordance with its terms, and is in full force and effect, (iii) the applicable Acquired Company is not and, to RHC’s Knowledge, no other party is in material default under, or in material breach or violation of, any Lease and (iv) no event has occurred or circumstance exists on or prior to the date hereof that (with or without notice, lapse of time or both) would constitute a material default or material breach by the applicable Acquired Company or, to RHC’s Knowledge, any other party under any Lease. None of the Acquired Companies owes, any brokerage commissions or finder’s fee with respect to any Lease nor will any Acquired Company be required to pay, solely as a result of the consummation of the Transactions, any brokerage commissions of finders’ fee with respect to any Lease pursuant to any Contract existing as of the date hereof.
(c)    Except as set forth in Section 3.8.2(c)(i) of the Disclosure Letter, none of RHC, RHP nor any Acquired Company has subleased, licensed or otherwise granted any person the right to use, occupy or otherwise encumber all or any portion of the Leased Real Property. Except as set forth in Section 3.8.2(c)(ii) of the Disclosure Letter, the Leased Real Property demised under the Leases, together with all equipment and facilities thereon, are in good condition and repair, subject to reasonable wear and tear, and sufficient for the operation of the business of the Acquired Company. Except as set forth on Section 3.8.2(c)(iii) of the Disclosure Letter, no Acquired Company is a party to any agreement or option to purchase any interest in real property. None of RHC, RHP or any Acquired Company has received written notice of any pending or, to RHC’s Knowledge, threatened, proceedings in eminent domain, condemnation or other similar proceedings affecting any portion of the Leased Real Property. None of the Acquired Companies has given notice to any landlord indicating that it either will or will not be exercising any extension or renewal options, or any right or option to purchase all or any portion of the Leased Real Properties. No Acquired Company has received written notice of any assessment which is due and remains unpaid or, to RHC’s Knowledge, of any proposed or pending assessment, in each case, for public improvement or otherwise with respect to the Leased Real Property other than the Permitted Liens. None of the Acquired Companies has received any notice of default, termination or cancellation from a landlord with respect to any Lease. None of the Acquired Companies has vacated or abandoned any portion of the Leased Real Property or given notice to any Person of their intent to do the same. All security deposits required under the Leases have been paid to and, to RHC’s Knowledge, are being held by the applicable landlord under the Leases and have not been applied in respect of a breach or a default under such Lease which has not been redeposited in full. The applicable Acquired Company has, pursuant to the terms of the applicable Lease, the right to direct vehicular and pedestrian access to a public street adjoining such Leased Real Property. The present use of the land, buildings, structures and improvements on the Leased Real Property by the Acquired Companies is in conformity in all material respects with all applicable laws, rules, regulations and ordinances. Except as set forth on Section 3.8.2(c)(iv) of the Disclosure Letter, all requisite certificates of occupancy and other permits and approvals required with respect to occupancy and use of the buildings, structures and improvements on the Leased Real

Property by the Acquired Companies have been obtained and are currently in effect. None of the Leased Real Property has been pledged or assigned by RHC, RHP, or any of the Acquired Companies except as set forth on Section 3.8.2(c)(v) of the Disclosure Letter. No written waiver, indulgence, or postponement of the applicable landlord’s obligations under any of the Leases has been granted by any of the Acquired Companies.
(d)    Except as set forth in Section 3.8.2(d) of the Disclosure Letter (collectively, the “Outstanding Work”), no construction, alteration or other work due to be performed by or on behalf of any landlord or any Acquired Company (i) pursuant to any Lease or (ii) to RHC’s knowledge, to fully operate the Leased Real Property for the uses permitted under such Lease remains to be performed. Any Leased Real Property that is the subject of any Outstanding Work may be referred to herein as a “Leased Real Property Under Development.”
(e)    Section 3.8.2(e) of the Disclosure Letter sets forth the schedule for completing the Outstanding Work for each Leased Real Property Under Development (the “Construction Schedule”), including without limitation, to RHC’s Knowledge, (i) the currently projected date that the Outstanding Work will be substantially completed by landlord or any Acquired Company, as applicable, pursuant to the terms of the applicable Lease (ii) if the term of the Lease has not yet commenced, the currently projected commencement date for the term of the applicable Lease and (iii) the currently projected date that the applicable Leased Real Property Under Development is expected to be licensed and open to the public for the uses permitted under such Lease. Except for the Leased Real Property identified on Section 3.8.2(e) of the Disclosure Letter, the commencement date under each of the Leases has occurred and the Leased Real Property is open for the conduct of Business for the uses permitted under the applicable Leases.
(f)    Section 3.8.2(f) of the Disclosure Letter sets forth a summary of all construction allowances payable under the Leases and the amounts thereof, which as of the date hereof, have been drawn by the applicable Acquired Company.  Except as set forth on Section 3.8.2(f) of the Disclosure Letter, all construction allowances or other sums to be paid to any Acquired Company and all amounts owed by any Acquired Company to outside contractors or other third parties for work performed at any Leased Real Property have been paid in full.
(g)    To RHC’s knowledge, the itemized budget attached hereto as Section 3.8.2(g) of the Disclosure Letter (the “Construction Budget”) fairly represents in all material respects all of the hard costs and soft costs anticipated to be incurred in order to complete the Outstanding Work in accordance with the terms of the applicable Lease. Except for the hard costs and soft costs identified as “Tenant’s Costs” on the Construction Budget, none of RHC, RHP or any of the Acquired Companies is aware of any costs or expenses that will need to be paid or incurred by any Acquired Company in order to cause completion of the Outstanding Work and the opening of the Leased Real Property Under Development to the public, in each case, in accordance with the terms of the Lease. The landlords under the applicable Leases are responsible for paying all hard costs and soft costs towards the construction and completion of the Outstanding Work except for the costs identified as “Tenant’s Costs” on the Construction Budget.
(h)    Section 3.8.2(h) of the Disclosure Letter sets forth a list of each development project of an Acquired Company or any Affiliate of RHC that relates to the Business and identifies the properties related to each such development project and the Acquired Company or Affiliate of RHC undertaking such project. Each Acquired Company or Affiliate of RHC owns all right, title and interest in each such development project set forth on Section 3.8.2(h) of the Disclosure Letter and all surveys, budgets, development plans, marketing studies, analyses and reports related thereto. RHC has furnished or made available to the Buyer a copy of all such surveys, budgets, development plans, marketing studies, analyses and reports.
3.9    Operations in Conformity with Laws. RHC, RHP, and the Acquired Companies are, and since December 31, 2011, have been, in compliance in all material respects with all Legal Requirements applicable to the Acquired Companies, and the Business is not being, and since December 31, 2011, has not been, conducted in any material respect in violation of any Legal Requirement. None of the Acquired Companies has received any written notice from any Governmental Authority since December 31, 2011, regarding any material violation of any Legal Requirement applicable to the Business, and no Governmental Order has been issued which is applicable to, or otherwise affects, RHC, RHP, or any of the Acquired Companies or its or their respective businesses or material assets, properties or rights under which any Acquired Company is in material default or violation.
This Section 3.9 does not relate to, or make any representation or warranty with respect to, matters with respect to employee benefits, which are the subject of Section 3.10, matters with respect to Healthcare Laws, which are the subject of Section 3.12, or to Environmental Laws or Hazardous Substances, which are the subject of Section 3.13.
3.10    Benefit Plans.
3.10.1 Company Plans. Section 3.10.1 of the Disclosure Letter sets forth a list of all Employee Plans that are maintained by the Acquired Companies or to which any of the Acquired Companies or any ERISA Affiliate contributes or is required to contribute and that benefit any current or former employee or director of the Acquired Companies (each a “Company Plan”). RHC has provided to the Buyer copies of each Company Plan.
3.10.2 Plan Qualification; Plan Administration. Except as set forth on Section 3.10.2 of the Disclosure Letter: (a) each Company Plan that is intended to be qualified under Section 401(a) of the Code either has received a favorable determination or opinion letter or filed for a determination or opinion letter to the effect that the form of such plan is so qualified or the applicable period for requesting such determination or opinion has not yet expired; (b) to RHC’s Knowledge, no events have occurred that could reasonably be expected to cause any such Company Plan to fail to be qualified under Section 401(a) of the Code; and (c) each Company Plan has been administered in compliance in all material respects with its terms and applicable Legal Requirements. There are no pending or, to RHC’s Knowledge, threatened claims in respect of any company Plan, other than routine claims for benefits.
3.10.3 All Contributions and Premiums Paid. All material required contributions, assessments and premium payments on account of each Company Plan have been timely paid by the applicable due date or accrued in accordance with GAAP.
3.10.4 Claims. With respect to each Company Plan, there are no material existing (or, to RHC’s Knowledge, threatened) Actions other than routine claims for benefits in the ordinary course of business.
3.10.5 No Liability. Except as set forth on Section 3.10.5 of the Disclosure Letter, no Acquired Company or ERISA Affiliate maintains, ever maintained, was required to contribute to, or has any liability (contingent or otherwise) in respect of an arrangement that is or was (a) subject to Title IV of ERISA or Section 412 of the Code, (b) a “multiemployer plan,” as such term is defined in Section 3(37) or 4001(a)(3) of ERISA, (c) a “multiple employer” plan within the meaning of Section 413(c) of the Code, or (d) a “multiple employer welfare arrangement,” as such term is defined in Section 3(40) of ERISA.
3.10.6 Retiree Benefits; Certain Welfare Plans. Except as set forth on Section 3.10.6 of the Disclosure Letter or as required under Section 601 et seq. of ERISA or Section 4980B of the Code or any analogous state or local Legal Requirement, no Company Plan that is a Welfare Plan provides benefits or coverage following retirement or other termination of employment.
3.10.7 Section 409A. Each Company Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) has been operated in all material respects and has been in documentary compliance in accordance with the provisions of Section 409A of the Code.
3.10.8 Increased Benefits. Except as provided on Section 3.10.8 of the Disclosure Letter, the Contemplated Transactions (whether alone or together with any other event) will not (a) entitle any current or former employee or director of any Acquired Company or any other Transferred Employee to severance pay or any other payment, (b) accelerate the time of payment or vesting, or increase the amount, of compensation due any such current or former employee or director or (c) result, separately or in the aggregate, in the payment of any “excess parachute payments” (within the meaning of Section 280G(b)(1) of the Code) to any current or former employee or director of any Acquired Company or any other Transferred Employee. No Person is entitled to receive any tax gross-up payment from any Acquired Company by reason of the excise tax under Section 4999(a) of the Code being imposed on such Person by reason of the Contemplated Transactions or by reason of the additional Tax under Section 409A of the Code.

3.11    Intellectual Property.
3.11.1 Section 3.11.1 of the Disclosure Letter sets forth a correct and complete list of all Intellectual Property owned by the Acquired Companies that is issued or registered or subject to pending applications for issuance or registration in the name of the Acquired Companies (the “Registered Intellectual Property”). The Intellectual Property set forth on Section 3.11.1 of the Disclosure Letter is subsisting and valid and enforceable.
3.11.2 Except as set forth on Section 3.11.2 of the Disclosure Letter: (i) an Acquired Company is the exclusive owner of the Registered Intellectual Property owned by such Acquired Company, as applicable, free and clear of all Liens (other than Permitted Liens); (ii) no Actions have been instituted, are pending or, to RHC’s Knowledge, are threatened that challenge the validity or enforceability of the Intellectual Property owned by the Acquired Companies; (iii) the current conduct of the Business and the use of Intellectual Property by the Acquired Companies in the current conduct of the Business does not materially infringe, misappropriate or violate the Intellectual Property rights of any Person, and none of the Acquired Companies has received any written complaint, claim, demand or notice in the past three (3) years alleging any of the same; and (iv) to RHC’s Knowledge, no Person has materially infringed upon or misappropriated or otherwise materially violated any of the Intellectual Property owned by the Acquired Companies, and no such claims have been asserted or threatened against any Person by any Acquired Company.
3.11.3 With respect to the use of software in the Business owned by or material to the Acquired Companies, (a) none of the Acquired Companies has experienced any material defect in such software, including any material error or omission in the processing of any transactions other than defects which have been corrected, and (b) to RHC’s Knowledge, no such software contains any device or feature designed to disrupt, disable, or otherwise impair the functioning of any such software other than at the end of the applicable paid subscription periods in the ordinary course.
3.12    Healthcare Matters.
3.12.1 Except as set forth on Section 3.12.1 of the Disclosure Letter, the Business is, and since December 31, 2011, has been, conducted in compliance in all material respects with all Healthcare Laws. Except as set forth on Section 3.12.1 of the Disclosure Letter, none of the Acquired Companies has received any written notice from any Governmental Authority since December 31, 2011, regarding any material violation of any Healthcare Laws.
3.12.2 The Acquired Companies possess all material Permits required by all applicable Healthcare Laws necessary for the operation of the Business. To RHC’s Knowledge, the Acquired Companies are, and since December 31, 2011, have been, in compliance in all material respects with such material Permits, and all such material Permits are valid and in full force and effect. There is no Action pending or, to RHC’s Knowledge, threatened against, and there is no investigation by or before any Governmental Authority pending or, to RHC’s Knowledge, threatened against, any Acquired Company, to revoke, suspend, or otherwise limit any such material Permit. None of the Acquired Companies has received any written notice from any Governmental Authority since December 31, 2011, regarding any material violation of any such material Permit or any revocation, withdrawal, suspension, cancellation or termination of any such material Permit. Except with respect to provider agreements and as set forth on Section 3.4 of the Disclosure Letter, the execution and delivery of this Agreement and the consummation of the Contemplated Transactions will not result in any breach or other violation of, or require any consent, waiver, approval, or order issued by, declaration of, or filing with any Governmental Authority with respect to any such material Permit. The Acquired Companies have filed all material reports and maintained and retain all material records pertaining to the Permits. All applications required to have been filed for the renewal of a Permit have been duly filed on a timely basis with the appropriate Governmental Authority, and all other filings required to have been made with respect to such Permits have been duly made on a timely basis with the appropriate Governmental Authority. RHP has provided to the Buyer correct and complete copies of each such material Permits, including all amendments and modifications thereto.
3.12.3 Except as set forth on Section 3.12.3 of the Disclosure Letter, all billing practices (including, without limitation, billing, coding, filing, and claims practices) of the Acquired Companies are, and since December 31, 2011, have been, in compliance in all material respects with all applicable Healthcare Laws, and, except as set forth on Section 3.12.3 of the Disclosure Letter, there is no pending or, to RHC’s Knowledge, threatened recoupment, denial of payment, overpayment, or penalty action or proceeding against any Acquired Company under any Government Program or Healthcare Law or any other third party payor program. All applicable filings made by the Acquired Companies with Medicare, Medicaid or any other Government Program or third-party payor are complete and accurate, except where the failure to be so complete and accurate would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except routine denials of individual claims in the ordinary course of business, the Acquired Companies are in compliance, in all material respects, with the billing requirements of third-party payors, including, but not limited to, Government Programs and private third party payors.
3.12.4 No Acquired Company and, to RHC’s Knowledge, no director, officer, employee, contractor, or agent thereof has been or is currently suspended, excluded or debarred from contracting with the United States federal or any state government or from participating in any Federal Health Care Program (as defined in 42 U.S.C. § 1320a-7b(f)) or is subject to an investigation or proceeding by any Governmental Authority that has resulted in or could result in such suspension, exclusion, or debarment; nor have any of the Acquired Companies or, to RHC’s Knowledge, any of their directors, officers, employees, contractors, or agents, received notice of any impending or potential exclusion or listing. None of the Acquired Companies has been subject to sanction pursuant to 15 U.S.C. § 41 et seq. or 42 U.S.C. § 1320a-7a or 1320a-8, or been charged with or convicted of a crime described at 42 U.S.C. § 1320a-7b, and no such sanction or proceeding is pending or, to RHC’s Knowledge, threatened.
3.12.5 No Acquired Company, and, to RHC’s Knowledge, no director, officer, employee, contractor or agent thereof, has, directly or indirectly, made or offered to make, or solicited or received, any contribution, gift, bribe, rebate, payoff, influence payment, kickback or inducement to any Person or entered into any financial arrangement, regardless of form, in violation of any applicable Healthcare Law.
3.12.6 Each Acquired Company is in compliance with all applicable material federal, state and local legal requirements governing the employment of medical professionals by non-professionals, the sharing or splitting of medical professional fees with or by non-professionals and other matters related to the control of medical professionals by non-professionals. No Acquired Company has received written notice from any Governmental Authority of any arrangement that its operational relationships or contractual agreements implicate the Corporate Practice of Medicine Doctrine, as defined by Governmental Authorities.
3.12.7 No Acquired Company (a) is a party to a Corporate Integrity Agreement with the Office of Inspector General of the Department of Health and Human Services, (b) is, to RHC’s Knowledge, the subject of any Governmental Authority investigation conducted by any federal, state or local Governmental Authority except as set forth on Section 3.12.7 of the Disclosure Letter, or (c) is, to RHC’s Knowledge, a defendant or named party in any unsealed qui tam/federal False Claims Act litigation.
3.12.8 Except as set forth on Section 3.12.8 of the Disclosure Letter, to RHC’s Knowledge, none of the Acquired Companies has had any material security or data breaches compromising or otherwise involving Personal Information. Except as set forth on Section 3.12.8 of the Disclosure Letter, none of the Acquired Companies has received any written claim or notice, alleging or referencing the investigation of any breach or the improper use, disclosure or access to any Personal Information in its possession, custody or control. To RHC’s Knowledge, none of the Acquired Companies is under investigation by any Governmental Authority for a violation of HIPAA or any Legal Requirements relating to the security and privacy of Personal Data.
3.12.9 Except as set forth on Section 3.12.9 of the Disclosure Letter, the consummation of the Contemplated Transactions does not constitute, and none of the Acquired Companies has, since December 31, 2011, engaged in any transaction that constitutes, a “change in majority ownership,” as that term applies in 42 C.F.R. § 424.550(b) and related Healthcare Laws.
3.12.10 Each inpatient rehabilitation facility owned or operated by an Acquired Company meets the requirements for exclusion from the Medicare prospective payment system specified in 42 C.F.R. § 412.1(a)(1) by complying with the requirements set forth at 42 C.F.R. §412.23(b). No Acquired Company has received written notice from a Governmental Authority of any pending or threatened action, proceeding or survey (other than surveys conducted in the ordinary course of business) specifically with respect to any hospital’s status as an inpatient rehabilitation facility under 42 C.F.R. §412.23(b). To RHC’s Knowledge, no investigation or inquiry respecting the Medicare enrollment or certification status of any inpatient rehabilitation facility of any Acquired Company is pending, threatened or imminent (other than surveys conducted in the ordinary course of business).

Notwithstanding any other provisions in this Agreement, the representations and warranties included in this Section 3.12 are the only representations and warranties made by RHP with respect to Healthcare Laws.
3.13    Environmental Matters. Except as set forth on Section 3.13 of the Disclosure Letter, (a) the Acquired Companies are in compliance in all material respects with all Environmental Laws, and none of the Acquired Companies has received any written (or, if oral, reasonably likely to result in a written) communication from a Governmental Authority or any other Person alleging that any of the Acquired Companies are not in material compliance with any Environmental Law, and, to RHC’s Knowledge, there are no circumstances that would reasonably be expected to materially prevent or interfere with such compliance in the future, (b) each of the Acquired Companies, as applicable, has all Permits required under applicable Environmental Laws and is in compliance in all material respects with the respective requirements of all such Permits and any Governmental Orders with respect thereto, and all such Permits are valid and in full force and effect, (c) there is no pending or, to RHC’s Knowledge, threatened Action or other proceeding, investigation, order, demand or notice by any Governmental Authority or Person alleging actual or potential material liability (including, without limitation, actual or potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys’ fees or penalties) against any of the Acquired Companies in connection with any past or present noncompliance with any Environmental Laws or arising out of, based on, resulting from or relating to the presence, or release into the environment, of, or exposure to, any Hazardous Substances, and (d) there have been no releases, spills, emissions, discharges, leaks, deposits, disposals, dispersals, leachings, or migrations into the environment (including ambient air, surface water, groundwater, and surface or subsurface strata) or any storages, burials, dumpings, transportations, or treatments of any Hazardous Substances by or for any Acquired Company or, to RHC’s Knowledge, any other Person on, at, to, from, or relating to any real property owned, leased or operated by any of the Acquired Companies or, to RHC’s Knowledge, on or from any real property formerly leased or operated by any of the Acquired Companies or their predecessors, for which occurrences or activities any Acquired Company or any Person for whom any of them is contractually or legally liable would reasonably be expected to have material liability under any Environmental Law. RHC has provided to the Buyer all assessments, reports, data, results of investigations or audits, and other information that is in the possession of or reasonably available to RHC or any of the Acquired Companies regarding environmental matters or the compliance (or noncompliance) by any of the Acquired Companies or any of their properties, past or present, with any Environmental Laws. Notwithstanding any other provisions in this Agreement, the representations and warranties included in this Section 3.13 are the only representations and warranties made by RHC with respect to environmental matters, including any and all matters with respect to Environmental Laws.
3.14    Material Contracts.
3.14.1 Section 3.14.1 of the Disclosure Letter sets forth a correct and complete list of all Contracts, including all amendments and modifications thereto, to which RHC or any of its Subsidiaries is party and with respect to the Business, of the types described below that are in effect on the date hereof (each, a “Material Contract”):
(a)    each Contract, including, without limitation, each employment agreement, consulting agreement, indemnification agreement, and severance agreement, between any of RHC or its Subsidiaries, including the Acquired Companies, and any director, officer, employee or individual consultant of any Acquired Company or any representative of the Sellers, in each case, whose annual base compensation in 2014 exceeded $150,000 per year or whose annual base compensation is expected to exceed $150,000 in 2015;
(b)    each Contract or binding option to sell or lease (as lessor) any property or asset of an Acquired Company for an amount in excess of $150,000 over any one-year period;
(c)    each Contract (other than purchase orders entered into in the ordinary course of business, consistent with past practice) pursuant to which an Acquired Company has agreed to acquire or lease any property or asset for an amount in excess of $200,000 over any one-year period;
(d)    each change of control, severance, and employment-related Contract pursuant to which payments by RHC or any of its Subsidiaries, including any Acquired Company, will be required by reason of consummation of the Contemplated Transactions (either alone or together with any other action);
(e)    each Contract pursuant to which an Acquired Company has an existing obligation to pay amounts that would reasonably be expected to exceed $250,000 in respect of indemnification obligations, purchase price adjustment, or otherwise, in connection with any merger, consolidation or other business combination or any acquisition or disposition of a business or Person or any acquisition of the equity securities, or a material portion of the assets of, a business or Person;
(f)    each partnership or joint venture agreement to which an Acquired Company is a party, and each limited partnership agreement, operating agreement, stockholders’ agreement, and similar agreement with respect to each Acquired Company;
(g)    each Contract that precludes or restricts an Acquired Company from competing in any line of business or in any geographical area with any Person;
(h)    each Contract that imposes any material non-solicitation obligations on any Acquired Company;
(i)    each collective bargaining agreement to which an Acquired Company is a party;

(j)    each Contract entered into since December 31, 2011, providing for the sale, transfer, or other disposition of any equity securities of any Acquired Company or any material assets of any Acquired Company (other than sales of inventory in the ordinary course of business);
(k)    each equity purchase agreement, asset purchase agreement or similar Contract imposing ongoing obligations that are material to the Acquired Companies (other than customary obligations in respect of “assumed liabilities” in any acquisitions structured as an acquisition of assets) relating to the acquisition by an Acquired Company of any material business or line of business or Person, whether by merger, consolidation, or other business combination or by the acquisition of the equity securities, or a material portion of the assets, of such business, line of business, or Person;
(l)    each mortgage, pledge, security agreement, deed of trust, or other document granting a Lien (other than a Permitted Lien) over any material property of any Acquired Company;
(m)    each Contract under which any Acquired Company has incurred Indebtedness or any guarantee of any Indebtedness of any Person other than a Subsidiary of RHC;
(n)    each Contract not in the ordinary course of business, in the nature of a settlement or a conciliation agreement arising out of any claim asserted by any Person (including, without limitation, any Governmental Authority) providing for aggregate payments in excess of $250,000 that imposes ongoing obligations on any of the Acquired Companies (other than customary releases by an Acquired Company in favor of another Person);
(o)    each Contract relating to the purchase, sale, or provision of materials or services that is expected to involve payment or receipt by an Acquired Company of aggregate consideration in excess of $500,000 in any period of twelve months following the date of this Agreement;
(p)    each Contract relating to any sole source supplier or vendor to the Business or otherwise providing for the purchase of all or a material or a minimum portion of the requirements of the Business for a given product or service from a given third party;
(q)    each Contract pursuant to which an Acquired Company (i) is granted or obtains or agrees to obtain any right to use or register any material Intellectual Property (other than standard form Contracts granting rights to use readily available shrink wrap or click wrap software), (ii) is materially restricted in its right to use or register any material Intellectual Property, or (iii) permits or agrees to permit any other Person, to use, enforce, or register any material Intellectual Property, including any exclusive license agreements, coexistence agreements, and covenants not to sue;

(r)    each Contract with third party payors, including Medicaid provider agreements, managed care agreements, private insurers, health maintenance organizations, preferred provider organizations, prepaid plans, health care service plans, accountable care organization, or other agreements with customers to the extent that such agreements would reasonably be expected to involve payments to an Acquired Company in excess of $250,000 individually or in the aggregate; and
(s)    any other Contract the loss or termination of which would reasonably be expected to have a Material Adverse Effect.
3.14.2 RHC has delivered or made available to the Buyer an accurate and complete copy of each Material Contract. Except as set forth on Section 3.14.2 of the Disclosure Letter, as of the date hereof, (a) neither RHC, RHP nor any Acquired Company is, and, to RHC’s Knowledge, no other party is, in material default under, or in material breach or material violation of, any Material Contract, and (b) no event has occurred on or prior to the date hereof that (with or without notice, lapse of time or both) would constitute a material default by RHC, RHP or an Acquired Company or, to RHC’s Knowledge, any other party under any Material Contract. Neither RHC, RHP nor any Acquired Company has received a written notice of material breach or material default or any event that with notice or lapse of time, or both, would constitute a material breach or material default by RHC, RHP or any Acquired Company of any Material Contract. None of the Material Contracts is the subject of any pending or, to RHC’s Knowledge, threatened Action.
3.14.3 Each of the Material Contracts constitutes the valid and binding obligation of RHC, RHP or the respective Acquired Companies party thereto, as applicable, and, to RHC’s Knowledge, each other party thereto, enforceable against RHC, RHP and the respective Acquired Companies party thereto, as applicable, and, to RHC’s Knowledge, each other party thereto in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors’ right generally and by general equitable principles.
3.15 Transactions with Affiliates. Except as set forth on Section 3.15 of the Disclosure Letter, no Affiliate, officer or director (or the equivalent) of any of the Acquired Companies is a party to, or has a material interest in, any Contract or transaction with any of the Acquired Companies other than with respect to the payment of compensation to officers and directors (or the equivalent) in the ordinary course of business (each Contract required to be disclosed pursuant to this Section 3.15, an “Intercompany Agreement”). Except for the Intercompany Agreements set forth on Section 3.15 of the Disclosure Letter and as contemplated by this Agreement, neither RHC, RHP, nor the Blocker Seller: (i) owns, directly or indirectly, any equity or other financial or voting interest in any material supplier, licensor, lessor, distributor, independent contractor or customer of the Acquired Companies; (ii) owns, directly or indirectly, or has any interest in any property (real or personal, tangible or intangible) or assets (including any Contract) that an Acquired Company uses in its business; or (iii) has any financial interest in any transaction with an Acquired Company or involving any assets or property of an Acquired Company.
3.16    Litigation. Except as set forth on Section 3.16 of the Disclosure Letter, other than Actions (including any series of similar or related Actions) seeking only monetary damages of less than $250,000, there is no Action pending or, to RHC’s Knowledge, threatened against any Acquired Company. There is no outstanding or pending Governmental Order or, to RHC’s Knowledge, threatened investigation by, any Governmental Authority relating to any of the Acquired Companies, any of their respective properties or assets, or the Contemplated Transactions. Except as set forth on Section 3.16 of the Disclosure Letter, no Acquired Company has initiated any Action that is currently pending, and no Acquired Company has commenced preparations to initiate any Action, against any other Person. The applicable insurance carrier has been notified of each outstanding Action against any of the Acquired Companies. Each Acquired Company is in compliance in all material respects with every applicable Governmental Order.
3.17    Insurance. Section 3.17 of the Disclosure Letter sets forth a correct and complete list of all policies or binders of insurance covering the operations of the Acquired Companies as of the date hereof. All such policies are in full force and effect, and all premiums with respect thereto covering all periods up to and including the Closing Date have been paid. No Acquired Company has received written notice of a material default with respect to its obligations under, or notice of cancellation, reduction in coverage, or nonrenewal of, any of such policies. Neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions will result in any termination, cancellation or other material modification of any such policies.
3.18    Labor Matters.
3.18.1 There is no material labor dispute, work slowdown, lockout, stoppage, picketing, or strike pending or, to RHC’s Knowledge, threatened between any Acquired Company, on the one hand, and the employees of such Acquired Company, on the other hand, and there has been no such event since December 31, 2011. There are no material union organizing activities pending or, to RHC’s Knowledge, threatened against any of the Acquired Companies, and there have been no such activities since December 31, 2011. No employee of any of the Acquired Companies is represented by a labor union and none of the Acquired Companies is a party to, or otherwise subject to, any collective bargaining agreement or other similar labor union contract.
3.18.2 Each of the Acquired Companies is in compliance in all material respects with all applicable Legal Requirements related to the classification of employees as exempt from the overtime pay requirements of, and the obligation to pay such employees overtime wages under, the Fair Labor Standards Act of 1938, as amended, or cognate state Legal Requirements, and no Acquired Company has, since December 31, 2011, incurred any material liability arising from the payment of overtime wages and/or from the misclassification of employees as exempt from such requirements.

3.19    Absence of Certain Payments. None of the Acquired Companies nor, to RHC’s Knowledge, any director, officer, agent or employee acting on behalf of any of the Acquired Companies has, in the course of its actions for, or on behalf of, any of them (a) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity, (b) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, or (c) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any official or employee of a Governmental Authority.
3.20    Brokers. Except for amounts payable to Merrill Lynch, Fenner, Pierce & Smith, Incorporated or any of its Affiliates, neither RHP nor any of the Acquired Companies has entered into any Contract, arrangement or understanding with any Person or firm that may result in the obligation of such entity to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement.
3.21    Disclaimer of Other Representations and Warranties.
3.21.1 NO ACQUIRED COMPANY AND NONE OF THE REPRESENTATIVES, DIRECTORS, MANAGERS, PARTNERS, OFFICERS OR DIRECT OR INDIRECT EQUITYHOLDERS OF SUCH ACQUIRED COMPANY (INCLUDING ANY SUCH DIRECT OR INDIRECT EQUITYHOLDERS WHO ARE AFFILIATES OF NAUTIC PARTNERS), HAVE MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO RHC, RHP OR THE ACQUIRED COMPANIES OR THE BUSINESS OF RHC, RHP OR THE ACQUIRED COMPANIES IN CONNECTION WITH THE CONTEMPLATED TRANSACTIONS, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS AGREEMENT, THE BLOCKER REORGANIZATION AGREEMENT, THE CONTRIBUTION AGREEMENTS, AND ANY MERGER AGREEMENT.
3.21.2 Without limiting the generality of the foregoing, except as set forth in this Agreement, the Blocker Reorganization Agreement, the Contribution Agreements, and any Merger Agreement, neither RHC, the Acquired Companies, nor any Affiliate of RHC or any of the Acquired Companies, nor any of their respective representatives, employees, officers, directors, managers, partners or direct or indirect equityholders (including any such direct or indirect equityholders who are Affiliates of Nautic Partners), has made, and shall not be deemed to have made, any representations or warranties in the materials relating to the business of RHP and the Acquired Companies made available to Buyer, including due diligence materials or in any presentation of the business of RHP and the Acquired Companies by management of RHP or any Acquired Company or others in connection with the Contemplated Transactions (including any direct or indirect equityholders of the Acquired Companies who are Affiliates or Representatives of Nautic Partners), and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder and deemed to be relied upon by Buyer in executing, delivering and performing this Agreement and the Contemplated Transactions. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including any offering memorandum or similar materials made available by RHC, any Acquired Company or any direct or indirect equityholder thereof (including any such direct or indirect equityholder who is an Affiliate of Nautic Partners) or any of their Representatives, are not and shall not be deemed to be or to include representations or warranties of any such Person, and are not and shall not be deemed to be relied upon by Buyer or any of its Affiliates in executing, delivering and performing this Agreement and the transactions contemplated hereby.

4.	Representations and Warranties Relating to Newco and the Blocker.
RHC and RHP, with respect to Newco, and the Blocker Seller, with respect to the Blocker, hereby represent and warrant to the Buyer as of the date hereof as follows:
4.1    Power and Authorization. Each of Newco and the Blocker has the corporate or other power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the Contemplated Transactions. Each of Newco and the Blocker has taken all corporate or other actions and proceedings required to be taken by, or on the part of, Newco and the Blocker, as applicable, to authorize and permit (a) the execution and delivery by the Blocker of this Agreement and all instruments required to be executed and delivered by it or them pursuant to this Agreement, (b) the performance of its obligations hereunder, and (c) the consummation by Newco and the Blocker of the Contemplated Transactions. No other action or proceeding on the part of Newco or the Blocker is necessary for the execution and delivery of this Agreement by the Blocker, the performance of the obligations under this Agreement by Newco or the Blocker, or the consummation of the Contemplated Transactions. This Agreement has been duly executed and delivered by the Blocker, and assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes the valid and binding obligation of the Blocker, enforceable against each in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors’ right generally and by general equitable principles.
4.2    Organization.
4.2.1 Newco is a limited liability company duly organized, validly existing and in good standing under the laws of Delaware. RHC has furnished or made available to the Buyer a copy of the Organizational Documents, as amended or restated to date and as in full effect as of the date of this Agreement, of Newco. Newco is not in violation of any provision of its Organizational Documents.
4.2.2 The Blocker is (a) a corporation duly organized, validly existing and in good standing under the laws of Delaware and (b) duly qualified or licensed to do business in each jurisdiction where the character of the properties owned, leased or licensed by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. RHC has furnished or made available to the Buyer a copy of the Organizational Documents, as amended or restated to date and as in full effect as of the date of this Agreement, of the Blocker. The Blocker is not in violation of any provision of its Organizational Documents.
4.3    Capitalization.
4.3.1 As of the date hereof, RHP is the record owner of, and has good and valid title to, 100% of the limited liability company interests of Newco (the “Newco Interests”), free and clear of any Lien. The Newco Interests held by RHP as of the date hereof, together with any Newco Interests that are issued to Electing Minority Holders pursuant to Section 2.1.3, to Reliant Controlled Entities pursuant to the Second Contribution, and to the Blocker pursuant to the Blocker Reorganization are, in each case, in exchange for equity interests if the Acquired Companies, and shall be through the Closing, the only issued and outstanding equity interests of Newco. All such limited liability company interests have been duly authorized and validly issued, and are (or upon issuance to Electing Minority Holders pursuant to Section 2.1.3, to Reliant Controlled Entities pursuant to the Second Contribution, and to the Blocker pursuant to the Blocker Reorganization shall be) fully paid and nonassessable, have been (or will be) issued in compliance with all applicable Legal Requirements, and have not been (or will not be) issued in violation of any preemptive or similar rights. There are no outstanding offers, options, warrants, rights, convertible or exchangeable securities, “phantom” equity rights, equity appreciation rights, equity based performance units, undertakings, agreements, or commitments of any kind (contingent or otherwise), including employee benefit arrangements, relating to the issuance, conversion, registration, voting, sale, repurchase, or transfer of such limited liability company interests or of any other securities convertible into or exercisable or exchangeable for, any shares of capital stock of any class or other equity interests of Newco other than pursuant to this Agreement. There are no agreements to which RHP or Newco is a party with respect to the voting of any equity interests of Newco or which restrict the transfer of any such equity interests. There are no outstanding contractual obligations of Newco to repurchase, redeem or otherwise acquire any equity interests or any other securities of Newco.
4.3.2 Section 4.3.2 of the Disclosure Letter shall be delivered to the Buyer three (3) Business Days prior to the Closing and shall set forth all issued and outstanding equity interests of Newco, together with the respective record owners thereof, as of immediately prior to the Closing, after giving effect to the First Contribution, the Second Contribution, and the Blocker Reorganization. After giving effect to the Closing, all such issued and outstanding equity interests shall be owned free and clear of any Liens and shall have been duly authorized and validly issued, be fully paid and nonassessable, and shall have been issued in compliance with all applicable Legal Requirements, and not in violation of any preemptive or similar rights.
4.3.3 The Blocker Seller is the record owner of, and has good and valid title to, 100% of the Blocker Shares free and clear of any Lien. The Blocker Shares are the only issued and outstanding equity interests of the Blocker. All of the Blocker Shares have been duly authorized and validly issued, and are fully paid and nonassessable, have been issued in compliance with all applicable Legal Requirements, and have not been issued in violation of any preemptive or similar rights. There are no outstanding offers, options, warrants, rights, convertible or exchangeable securities, “phantom” equity rights, equity appreciation rights, equity based performance units, undertakings, agreements, or commitments of any kind (contingent or otherwise), including employee benefit arrangements, relating to the issuance, conversion, registration, voting, sale, repurchase, or transfer of the Blocker Shares or of any other securities convertible into or exercisable or exchangeable for, any shares of capital stock of any class or other equity interests of the Blocker. There are no agreements to which the Blocker Seller or the Blocker is a party with respect to the voting of any shares of capital stock of the Blocker or which restrict the transfer of any such shares. There are no outstanding contractual obligations of the Blocker to repurchase, redeem or otherwise acquire any shares of capital stock, other equity interests or any other securities of the Blocker.
4.4    Assets, Liabilities and Business.
4.4.1 Immediately prior to the First Contribution, Newco will have no assets. Immediately following the First Contribution, the Second Contribution, and the Blocker Reorganization, the sole assets of Newco will be the equity interests in the Acquired Companies as set forth on Section 4.4.1 of the Disclosure Letter, an updated version of which shall be delivered to the Buyer at or prior to the Closing to reflect any changes resulting from the First Contribution, the Second Contribution, the Blocker Reorganization, and the admission to Newco of any Minority Holders. Newco has no liabilities except liabilities incident to its formation or existence and the maintenance thereof, none of which is material.
4.4.2 Immediately prior to the Blocker Reorganization, the sole asset of the Blocker is and will be its ownership of 100% of the issued and outstanding limited partnership interests of Reliant Splitter, which the Blocker holds free and clear of all Liens. Immediately prior to the Closing, following the Blocker Reorganization, the sole assets of the Blocker will be Newco Interests and, indirectly, the equity interests in the Acquired Companies, in each case, as set forth on Section 4.4.2 of the Disclosure Letter, an updated version of which shall be delivered to the Buyer at or prior to the Closing to give effect to the First Contribution, the Second Contribution, and the Blocker Reorganization. The Blocker has no liabilities except liabilities incident to its corporate existence and the maintenance thereof, none of which is material.
4.4.3 At the Closing, the Newco Interests owned by the Blocker will not exceed, after giving effect to all distributions made to holders of securities of RHC following consummation of the Contemplated Transactions, twenty-six percent (26.0%) of all of the Newco Interests.
4.5    No Violation or Approval; Consents.
4.5.1 The consummation by Newco and the Blocker of the Contemplated Transactions in accordance with the terms of this Agreement, the Contribution Agreements, and the Blocker Reorganization Agreement, does not (i) violate, conflict with or result in a default (whether after the giving of notice, lapse of time or both) under, give rise to a right of termination of, or require any notice or approval under, any Contract, agreement, authorization or obligation to which Newco or the Blocker is a party or by which Newco’s or the Blocker’s assets or properties are bound, (ii) conflict with, or result in any violation of, any provision of

Newco’s or the Blocker’s respective Organizational Documents or the Organizational Documents of any Acquired Company, (iii) violate or result in a violation of, or constitute a default under (whether after the giving of notice, lapse of time or both), or require notice to or consent under, any provision of any Legal Requirement applicable to Newco or the Blocker, or (iv) give rise to the imposition of any Lien on any of the assets or properties of Newco or the Blocker or any of the Acquired Companies.
4.5.2 Except as set forth on Section 4.5.2 of the Disclosure Letter, no notice to, declaration or filing with, or consent or approval of any Governmental Authority is required by or with respect to Newco or the Blocker in connection with the consummation by Newco and the Blocker of the Contemplated Transactions in accordance with the terms of this Agreement, the Contribution Agreements, and the Blocker Reorganization Agreement, other than required filings under the HSR Act and the expiration or termination of any applicable waiting period thereunder.
4.6    Taxes. Except as set forth on Section 4.6 of the Disclosure Letter:
4.6.1 to the Blocker Seller’s Knowledge, and based on the information provided by RHP, the Blocker has timely filed all Tax Returns required to be filed by it, taking into account any extension of time to file granted to or obtained on behalf of the Blocker;
4.6.2 to the Blocker Seller’s Knowledge, and based on the information provided by RHP, the Blocker has paid or caused to be paid all Taxes required to be paid by it;
4.6.3 there are no outstanding waivers or agreements regarding the application of the statute of limitations with respect to any Taxes or Tax returns of the Blocker;
4.6.4 to the Blocker Seller’s Knowledge, neither the Internal Revenue Service nor any other Governmental Authority is asserting as of the date of this Agreement by written notice to the Blocker any deficiency or claim for any amount of additional Taxes;
4.6.5 no federal, state, local or foreign audits or other administrative proceedings or court proceedings are pending with regard to any Taxes or Tax Returns of the Blocker, and the Blocker has not received a written notice prior to the date of this Agreement of any actual or threatened audits or proceedings;
4.6.6 all Taxes and other assessments and levies which the Blocker was or is required to withhold or collect have been withheld and collected and have been paid over to the proper Governmental Authorities, to the extent due and payable;
4.6.7 the Blocker is not a party to, bound by, and does not have any obligation under, any Tax indemnification, allocation or sharing agreement (other than pursuant to (i) any customary agreements with customers, vendors, lenders, lessors or the like entered into in the ordinary course of business or (ii) property Taxes payable with respect to any property lease);

4.6.8 there are no liens for Taxes upon the assets of the Blocker, except for Permitted Liens;
4.6.9 the Blocker has not participated in any “Reportable Transaction” or “Listed Transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) and Section 6707A;
4.6.10 the Blocker will not be required to include any item of income or exclude any item of deduction for any Tax period (or portion thereof), beginning after the Closing Date, as a result of (i) an adjustment pursuant to Section 481(a) of the Code (or any similar provision of state, local or non-United States law) that occurred in a Pre-Closing Tax Period, or (ii) (A) any “closing agreement” described in Section 7121 of the Code (or any similar provision of state, local or non-United States law) entered into prior to Closing, (B) installment sale entered into prior to the Closing (except for an installment sale where the relevant deferred payment or payments is or are to be received following the Closing) or prepaid amount, in each case received outside the ordinary course of business or (C) election pursuant to Section 108(i) of the Code (or any similar provision of state, local or non-United States Law);
4.6.11 the Blocker has not distributed stock of another corporation, nor has its stock been distributed by another person, in a transaction that was purported or intended to be governed by Section 355 of the Code;
4.6.12 the Blocker will not be required to include any material item of income as a result of the Blocker Reorganization; and
4.6.13 the Blocker is a corporation for U.S. federal income Tax purposes.
The representations and warranties set forth in this Section 4.6 shall constitute the only representations and warranties by Blocker Seller with respect to Taxes.
4.7    Litigation.
4.7.1 There is no Action pending or, to RHC’s Knowledge, threatened against Newco that in any manner challenges or seeks to prevent, enjoin, alter or materially delay any of the Contemplated Transactions. Newco is in compliance in all material respects with all applicable Governmental Orders.
4.7.2 There is no Action pending or, to the Blocker Seller’s knowledge, threatened against the Blocker that in any manner challenges or seeks to prevent, enjoin, alter or materially delay any of the Contemplated Transactions. The Blocker is in compliance in all material respects with all applicable Governmental Orders.
4.8    Brokers. There are no brokerage commissions, finders’ fees or similar compensation payable in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of Newco or the Blocker other than fees (if any) that will (a) be paid as contemplated by Section 2.4.1(d) or (b) otherwise be paid by the Sellers and their respective Affiliates and for which the Buyer and (after the Closing) the Acquired Companies will have no responsibility to pay.
4.9    Employees. Neither Newco nor the Blocker has any current or former employees.
4.10    Disclaimer of Other Representations and Warranties. NEITHER RHP, THE BLOCKER SELLER NOR OR ANY OF ITS REPRESENTATIVES, DIRECTORS, MANAGERS, PARTNERS, OFFICERS OR DIRECT OR INDIRECT EQUITYHOLDERS (INCLUDING ANY SUCH DIRECT OR INDIRECT EQUITYHOLDERS WHO ARE AFFILIATES OF NAUTIC PARTNERS), HAS MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO NEWCO OR THE BLOCKER OR THE BUSINESS OF NEWCO OR THE BLOCKER IN CONNECTION WITH THE CONTEMPLATED TRANSACTIONS, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS AGREEMENT, THE BLOCKER REORGANIZATION AGREEMENT, THE CONTRIBUTION AGREEMENTS, AND ANY MERGER AGREEMENT, EACH OF WHICH IS MADE SOLELY BY RHP OR THE BLOCKER SELLER, AS APPLICABLE.

5.	Representations and Warranties Relating to the Sellers.
Each Seller, solely as to itself, hereby severally represents and warrants to the Buyer as of the date hereof as follows:
5.1    Organization, Power and Standing. Such Seller is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Such Seller has the corporate or other power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Contemplated Transactions. Such Seller has taken all corporate or other actions or proceedings required to be taken by or on the part of such Seller to authorize and permit the execution and delivery by such Seller of this Agreement and the instruments required to be executed and delivered by it pursuant hereto, and the performance by such Seller of its obligations hereunder and the consummation by such Seller of the Contemplated Transactions, and no other corporate or other action or proceeding on the part of such Seller is necessary for the execution and delivery of this Agreement by such Seller, the performance of such Seller’s obligations under this Agreement, and the consummation of the Contemplated Transactions.
5.2    Authorization. This Agreement has been duly executed and delivered by such Seller and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes such Seller’s legal, valid and binding obligation, enforceable against such Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors’ right generally and by general equitable principles.
5.3    Title to Securities. Such Seller is the record and beneficial owner of and has good and valid title to the Acquired Equity Interests set forth opposite such Seller’s name on

Section 5.3 of the Disclosure Letter, free and clear of any Liens, except as are imposed by applicable securities or other laws. Section 5.3 of the Disclosure Letter shall be updated to reflect the Second Contribution and the execution of a joinder to this Agreement in the form attached hereto as Exhibit D by any Electing Minority Holder pursuant to Section 2.1.3 and delivered to the Buyer shall be delivered to the Buyer three (3) Business Days prior to the Closing.
5.4    No Violation or Approval; Consents. Except as set forth on Section 5.4 of the Disclosure Letter, neither the execution and delivery by such Seller of this Agreement nor the consummation by such Seller of the Contemplated Transactions will:
5.4.1 require any consent, waiver, approval, order or authorization of, or filing with, any Governmental Authority, other than required filings under the HSR Act and the expiration or termination of any applicable waiting period thereunder;
5.4.2 result in a material breach, violation or termination of, or acceleration of obligations under, or material default under, or require the consent of or notice to any third party under any Contract or Lease to which such Seller is party or Governmental Order to which such Seller is subject;
5.4.3 give rise to the imposition of any Lien on the Acquired Equity Interests owned by such Seller;
5.4.4 violate or result in a violation of, or constitute a default under (whether after the giving of notice, lapse of time or both), any provision of any Legal Requirement applicable to such Seller; or
5.4.5 result in a breach or violation of, or default under, the Organizational Documents of such Seller or any Acquired Company.
5.5    Litigation. Except as set forth on Section 5.5 of the Disclosure Letter, there is no Action pending or, to such Seller’s knowledge, threatened against such Seller that in any manner challenges or seeks to prevent, enjoin, alter or materially delay any of the Contemplated Transactions.
5.6    Brokers. Except for amounts payable to Merrill Lynch, Fenner, Pierce & Smith, Incorporated or any of its Affiliates, such Seller has not entered into any Contract, arrangement or understanding with any Person or firm that may result in the obligation of such Seller to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement.
5.7    Disclaimer of Other Representations and Warranties. NO SELLER NOR OR ANY OF ITS REPRESENTATIVES, DIRECTORS, MANAGERS, PARTNERS, OFFICERS OR DIRECT OR INDIRECT EQUITYHOLDERS (INCLUDING ANY SUCH DIRECT OR INDIRECT EQUITYHOLDERS WHO ARE AFFILIATES OF NAUTIC PARTNERS), HAS MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS

OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO SUCH SELLER OR THE BUSINESS OF SUCH SELLER IN CONNECTION WITH THE CONTEMPLATED TRANSACTIONS, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS AGREEMENT, THE BLOCKER REORGANIZATION AGREEMENT, THE CONTRIBUTION AGREEMENTS, AND ANY MERGER AGREEMENT, EACH OF WHICH IS MADE SOLELY BY THE RESPECTIVE SELLER.

6.	Representations and Warranties Relating to the Buyer and Parent.
The Buyer hereby represents and warrants to the Sellers as of the date hereof as follows:
6.1    Organization. Each of the Buyer and Parent is (a) a corporation or limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and (b) duly qualified or licensed to do business in each jurisdiction where the character of the properties owned, leased or licensed by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed has not had and would not reasonably be expected to materially impair or delay on the Buyer’s or Parent’s ability to consummate the Contemplated Transactions.
6.2    Authorization. Each of the Buyer and Parent has the corporate or limited liability company power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Contemplated Transactions. Each of the Buyer and Parent has taken all corporate or limited liability company actions or proceedings required to be taken by or on the part of the Buyer or Parent, as applicable, to authorize and permit the execution and delivery by the Buyer and Parent of this Agreement and the performance by each of the Buyer and Parent of its obligations hereunder and the consummation by the Buyer and Parent of the Contemplated Transactions, and no other corporate or limited liability company action or proceeding on the part of the Buyer or Parent is necessary for the execution and delivery of this Agreement by the Buyer and Parent or for the performance by the Buyer and Parent of their respective obligations under this Agreement and the consummation of the Contemplated Transactions. This Agreement has been duly executed and delivered by each of the Buyer and Parent, and assuming the due authorization, execution and delivery by each of the other parties hereto or thereto, constitutes the valid and binding obligation of the Buyer and Parent, enforceable against the Buyer and Parent in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors’ right generally and by general equitable principles.
6.3    No Violation or Approval; Consents. Neither the execution and delivery by either the Buyer or Parent of this Agreement nor the consummation by the Buyer or Parent of the Contemplated Transactions will:
6.3.1 require the consent, waiver, approval, order or authorization of, or filing with, any Governmental Authority, other than required filings under the HSR Act and the expiration or termination of any applicable waiting period thereunder;

6.3.2 except with respect to the Parent Credit Agreement, result in a material breach, violation or termination of, or material acceleration of obligations under, or material default under, or require the consent of any third party under, any material Contract to which the Buyer or Parent is party or any Governmental Order to which the Buyer or Parent is subject; or
6.3.3 result in a breach or violation of, or default under, the Organizational Documents of the Buyer or Parent.
6.4    Litigation. There is no Action pending or, to the knowledge of the Buyer or Parent, threatened against the Buyer or Parent or any of their respective Affiliates or any of their properties, assets or businesses, that in any manner challenges or seeks to prevent, enjoin, alter or materially delay any of the Contemplated Transactions.
6.5    Available Funds. As of the Closing, the Buyer will have immediately available funds in an aggregate amount sufficient to consummate the transactions contemplated hereby, including, without limitation, to pay in cash all amounts payable pursuant to Section 2, to discharge the Indebtedness of RHP and the Acquired Companies and to pay in cash all fees and expenses of the Buyer incurred in connection with the Contemplated Transactions. Each of the Buyer and Parent acknowledges and agrees that its obligations under this Agreement, including its obligations to consummate the Closing, are not contingent upon its receipt of financing of any kind.
6.6    Brokers. There are no brokerage commissions, finders’ fees or similar compensation payable in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of the Buyer, Parent or any of their respective Affiliates other than fees (if any) that will be paid by the Buyer, Parent any of their respective Affiliates and for which the Sellers and their Affiliates will have no responsibility to pay.
6.7    Investment Intent. The Buyer is acquiring Acquired Equity Interests and the equity interests of the Selling Minority Holders and Electing Minority Holders, if applicable, for investment for its own account and not with a view to, or for sale in connection with, any distribution of any part thereof. The Buyer acknowledges that the Acquired Equity Interests and the equity interests of the Selling Minority Holders and Electing Minority Holders, if applicable, and the sale thereof have not been registered under the Legal Requirements of any jurisdiction.
6.8    Inspection; No Other Representations. The Buyer is an informed and sophisticated Person and has engaged advisors experienced in the evaluation and acquisition of companies such as the Acquired Companies in connection with the Contemplated Transactions. The Buyer has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement and the transactions contemplated hereby. Without limiting the generality of the foregoing, the Buyer acknowledges that (a) none of RHC, the Acquired Companies, the Blocker, the Sellers, the Sellers’ Representative, any of their direct or indirect equityholders (including any such persons affiliated with Nautic Partners), nor any of their respective officers, directors, employees, agents, affiliates or representatives is making any representation or warranty with respect to (i) any projections, estimates or budgets delivered to or made available to the Buyer of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Acquired Companies or the future business and operations of the Acquired Companies or (ii) any other information or documents made available to the Buyer or its counsel, accountants or advisors with respect to the Acquired Companies, the Blocker, the Sellers or any of their respective businesses, assets, liabilities or operations, except as expressly set forth in this Agreement, the Blocker Reorganization Agreement, the Merger Agreements, and any certificate, notice, schedule, or other instrument delivered in connection therewith, and (b) the Buyer has not relied and will not rely upon any of the information described in subclauses (i) and (ii) of clause (a) above or any other information, representation or warranty, except those representations, warranties, and covenants set forth in this Agreement, the Blocker Reorganization Agreement, the Contribution Agreements, the Merger Agreements, and any certificate, notice, schedule, or other instrument delivered in connection therewith, in negotiating, executing, delivering and performing this Agreement and the Contemplated Transactions. The Buyer acknowledges and agrees that the representations and warranties set forth in this Agreement, the Blocker Reorganization Agreement, the Contribution Agreements, the Merger Agreements, and any certificate, notice, schedule, or other instrument delivered in connection therewith supersede, replace and nullify in every respect the data set forth in any other document, material or statement, whether written or oral, made available to the Buyer or its Affiliates.

7.	Conditions Precedent to the Obligations of the Buyer.
The obligation of the Buyer to consummate the Closing is subject to the satisfaction or waiver on or prior to the Closing Date (or to the extent provided in Section 2.3, the Possible Closing Date) of each of the following conditions:
7.1    Representations and Warranties. (i) The Seller Fundamental Representations and Blocker Seller Fundamental Representations shall be true and correct in all material respects at and as of the date of the Closing with the same effect as though made at and as of such time and (ii) the representations and warranties set forth in Sections 3, 4 and 5 other than the Seller Fundamental Representations and the Blocker Seller Fundamental Representations shall be true and correct at and as of the date of the Closing with the same effect as though made at and as of such time, except, in the case of this clause (ii), where the failure of all such representations and warranties to be true and correct in the aggregate (without giving effect to any limitation or qualification as to “materiality,” including the word “material,” or “Material Adverse Effect”) has not had and would not reasonably be expected to have a Material Adverse Effect; provided, however, that, with respect to clauses (i) and (ii) above, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i) or (ii), as applicable) only as of such date or period.
7.2    Performance of Obligations. The Reliant Sellers, RHC, and RHP will have performed in all material respects all covenants and agreements required by this Agreement to be performed by the Reliant Sellers, RHP and RHC, respectively, at or prior to the Closing.

7.3    Compliance Certificate. RHC, RHP, and the Blocker Seller will have delivered to the Buyer a certificate dated as of the Closing Date to the effect that each of the conditions specified in Sections 7.1, 7.2, and 7.8 has been satisfied.
7.4    Injunctions. No Governmental Authority will have enacted, issued or promulgated any statute, rule, regulation, injunction or other order (whether temporary, preliminary or permanent) that remains in effect and has the effect of prohibiting the consummation of the Closing.
7.5    Governmental Approvals. All necessary (a) filings pursuant to the HSR Act shall have been made and the applicable waiting periods thereunder shall have expired or been terminated and (b) notifications to, consents or approvals of, or filings with, the Governmental Authorities set forth on Section 7.5 of the Disclosure Letter shall have been obtained or made, as applicable.
7.6    Escrow Agreement. The Buyer will have received a copy of the Escrow Agreement, duly executed by the Sellers’ Representative and the Escrow Agent.
7.7    Indebtedness. RHC will have obtained, and provided to the Buyer copies of, pay-off letters or other similar documentation to the effect that there will be no outstanding amounts payable in respect of the Indebtedness set forth on Section 7.7 of the Disclosure Letter upon payment at the Closing of the amounts specified in such pay-off letters or similar documentation.
7.8    No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect.
7.9    Resignations. The Buyer shall have received a written resignation effective as of the Closing from each of the managers, directors and officers of the Acquired Companies as the Buyer requests in writing at least ten (10) Business Days prior to the Closing Date.
7.10    Contributions. The Contributions shall have been effected pursuant to and in accordance with the Contribution Agreements.
7.11    Reorganization. The Blocker Reorganization shall have been effected pursuant to and in accordance with the Blocker Reorganization Agreement, and Buyer shall have received evidence reasonably acceptable to it that the Blocker Reorganization has been consummated.
7.12    Certain Other Agreements. The individuals and entities listed on Section 7.12 of the Disclosure Letter shall have entered into non-competition and/or non-solicitation, and confidentiality agreements with the Buyer in the form of Exhibit H hereto.
7.13    Third Party Consents. RHC shall have delivered to the Buyer the consents listed on Section 7.13 of the Disclosure Letter.
7.14    Transactions with Affiliates. RHC shall have delivered to the Buyer evidence reasonably acceptable to the Buyer that all Intercompany Contracts, other than those set forth on Section 9.14 of the Disclosure Letter, have been terminated, effective as of the Closing.

7.15    Keepwell Letter. Nautic Management VI, L.P. shall have delivered to the Buyer a duly executed commitment in the form of Exhibit I hereto.

8.	Conditions Precedent to Obligations of the Sellers.
The obligation of the Sellers to consummate the Closing is subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:
8.1    Representations and Warranties. (i) The Buyer Fundamental Representations shall be true and correct in all material respects at and as of the Closing with the same effect as though made at and as of such time and (ii) the representations and warranties set forth in Section 6 other than the Buyer Fundamental Representations shall be true and correct at and as of the Closing with the same effect as though made at and as of such time, except, in the case of this clause (ii), where the failure of such representations and warranties to be true and correct in the aggregate would not reasonably be expected to have a material adverse effect on the Buyer’s ability to consummate the Contemplated Transactions; provided, however, that, with respect to clauses (i) and (ii) above, representations and warranties that are made as of a particular date or period will be true and correct (in the manner set forth in clauses (i) or (ii), as applicable) only as of such date or period.
8.2    Performance of Obligations. The Buyer will have performed in all material respects all covenants and agreements required by this Agreement to be performed by the Buyer at or prior to the Closing.
8.3    Compliance Certificate. The Buyer will have delivered to the Sellers’ Representative (on behalf of the Sellers) a certificate of the Buyer dated as of the Closing Date to the effect that each of the conditions specified above in Sections 8.1 and 8.2 has been satisfied.
8.4    Injunctions. No Governmental Authority will have enacted, issued or promulgated any statute, rule, regulation, injunction or other order (whether temporary, preliminary or permanent) that remains in effect and has the effect of prohibiting the consummation of the Closing.
8.5    Governmental Approvals. All necessary (a) filings pursuant to the HSR Act shall have been made and the applicable waiting periods thereunder shall have expired or been terminated and (b) notifications to, consents or approvals of, or filings with, the Governmental Authorities set forth on Section 7.5 of the Disclosure Letter shall have been obtained or made, as applicable.
8.6    Escrow Agreement. The Sellers’ Representative will have received a copy of the Escrow Agreement, duly executed by the Buyer and the Escrow Agent.

9.	Covenants of the Parties.
9.1    Access to Premises and Information. From the date hereof until the Closing Date, upon reasonable notice from time to time, RHC shall, and shall cause RHP and the Acquired

Companies to, provide the Buyer and its Representatives reasonable access during normal business hours and under the supervision of RHP personnel to the records and books of account of the Acquired Companies (the “Records”) in possession of the Acquired Companies, to the premises of the Acquired Companies, and to the officers and directors of the Acquired Companies as such Person may reasonably request; provided, however, that such access to such information and furnishing of such information will be conducted solely at the Buyer’s expense and the Buyer and its Representatives shall not unreasonably disrupt the personnel and operations of RHP or the Acquired Companies. Notwithstanding anything to the contrary contained in this Section 9.1, the Acquired Companies may withhold any document (or portions thereof) or information (a) that is subject to the terms of a non-disclosure agreement or undertaking with a third party, (b) that constitutes privileged attorney-client communications or attorney work product, or (c) if the provision of access to such document (or portion thereof) or information, as determined by RHP or the Acquired Companies in good faith, could reasonably be expected to conflict with applicable Legal Requirements. All information exchanged pursuant to this Section 9.1 shall be subject to that certain Confidentiality Agreement by and between Parent and RHP, dated as of March 30, 2015 (as amended from time to time, the “Confidentiality Agreement”), and the Buyer acknowledges and agrees that it will abide by the terms of such Confidentiality Agreement.
9.2    Conduct of Business Prior to Closing. From the date hereof until the Closing, except as set forth on Section 9.2 of the Disclosure Letter, RHC shall, and shall cause all of its Subsidiaries to, use commercially reasonable efforts to (a) conduct the Business in the ordinary course of business, consistent with past practice, (b) preserve the present business operations, organization, and goodwill of the Business, maintain relationships with customers, suppliers, employees, and Governmental Authorities, (c) maintain the books, accounts and records of the Business in the ordinary course of business, and (d) maintain the material assets of the Business in their current condition, ordinary wear and tear excepted, in the ordinary course of business. Without limiting the generality of the foregoing and except as set forth on Section 9.2 of the Disclosure Letter, without the prior written consent of the Buyer (not to be unreasonably withheld, conditioned or delayed), none of the Acquired Companies will (and RHC will not, and will cause its Subsidiaries not to take any action that would have the same effect as any of the foregoing):
9.2.1 increase the compensation (including bonuses) payable on or after the date hereof to any director or officer of any Acquired Company, except for increases (a) in the ordinary course of business, consistent with past practice, (b) provided for in any Contracts or Company Plans in effect on the date hereof, or (c) as required by applicable Legal Requirements;
9.2.2 enter into any new, or amend in any respect any existing, severance or change in control plan or provision, other than the allocation of Transaction Bonus Payments in an aggregate amount less than or equal to $5,000,000 which have been approved prior to the date hereof;

9.2.3 enter into any contract of employment (for the avoidance of doubt, excluding ordinary course offer letters providing for compensation not in excess of $175,000) or any indemnification agreement with any limited partner, general partner, manager, member, officer, director, stockholder, employee, consultant, or representative;
9.2.4 issue, sell or otherwise dispose of any equity interests or grant any options or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its equity interests, except as otherwise contemplated by this Agreement;
9.2.5 incur, assume or guarantee any Indebtedness, other than under credit facilities or notes in existence on the date hereof;
9.2.6 make any change in its methods, principles, or policies of accounting or accounting practices (including with respect to reserves);
9.2.7 amend its Organizational Documents, except in connection with any Consent Solicitation;
9.2.8 incur any capital expenditure or commitment for capital expenditures in excess of $500,000, except (a) as would not exceed the aggregate amount of capital expenditures that RHP has budgeted for the applicable fiscal year or (b) as occurs in the ordinary course of business;
9.2.9 acquire or dispose of any business or material investment or any material assets, except for (i) sales or dispositions of assets in the ordinary course of business, consistent with past practice or (ii) pursuant to existing Contracts or commitments listed on Section 9.2.9 of the Disclosure Letter;
9.2.10 declare, issue, make or pay any dividend or other distribution of assets to RHP, other than (a) in cash, (b) in connection with the Blocker Reorganization or (c) as otherwise contemplated by this Agreement;
9.2.11 commence, settle or affirmatively waive any claim or right with a value in excess of $250,000 on an individual basis, except as provided herein;
9.2.12 adopt, amend or terminate any Company Plan, except as required by applicable Legal Requirements or the terms thereof, other than the allocation of Transaction Bonus Payments in an aggregate amount less than or equal to $5,000,000;
9.2.13 (a) change or revoke any material Tax election, (b) file any material Tax Returns of or relating to the Acquired Companies or Blocker that have been prepared in a manner that is inconsistent with the past practices of the Acquired Companies or Blocker, as applicable, (c) file any material amended Tax Return, (d) settle or compromise any material claim, investigation, audit, liability or controversy for or relating to Taxes, (e) agree to a material extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes (for the avoidance of doubt, an ordinary course extension to file a Tax

Return shall not be considered a material extension or waiver for purposes of this provision), (f) enter into any closing agreement with respect to any material Tax, or (g) surrender any right to claim a material Tax refund;
9.2.14 enter into, materially amend or terminate any Material Contract or any Lease, sublease, or occupancy agreement or waive, release or assign any material rights or claims thereunder, except in the ordinary course of business;
9.2.15 mortgage, encumber, or otherwise create any Liens with respect to any property or assets, other than Permitted Liens;
9.2.16 exercise any right or option to purchase or otherwise acquire all or any portion of the Leased Real Properties.
9.2.17 except as otherwise expressly permitted by this Section 9.2, enter into any Contract or transaction with any Affiliate or any of their respective officers, directors, partners, or managers, or any of their respective Affiliates not fully-paid prior to or in connection with the Closing;
9.2.18 sell, assign, abandon, transfer or grant to any Person any rights with respect to any Intellectual Property owned by the Acquired Companies, other than grants of non-exclusive licenses] in the ordinary course of business, consistent with past practice;
9.2.19 make any material change in the working capital practices from those in effect on the date of the Interim Financial Statements;
9.2.20 except as otherwise contemplated by this Agreement, merge, combine or consolidate with any Person or acquire any third party or its business, or invest in or make a capital contribution to or otherwise acquire the securities of another Person;
9.2.21 request or consent to any material change to the work being performed at a Leased Real Property Under Development, grant any waivers or seek to perform any additional work at a Leased Real Property Under Development that would require that additional material amounts be incurred or paid by an Acquired Company in excess of the amounts identified as “Tenant’s Costs” on the Construction Budget; or
9.2.22 agree or commit to do any of the things referred to elsewhere in this Section 9.2.
Notwithstanding the foregoing, RHP and its Affiliates shall have the right to settle any pending Action relating to the item set forth on Section 10.2.1(d) of the Disclosure Letter in any way that RHP deems appropriate in RHP’s sole discretion; provided that RHP shall consult with the Buyer in good faith during all negotiations relating to such settlement; provided, further, that RHP shall not settle such Action without the Buyer’s consent unless such settlement does not restrict or have an adverse effect on the Buyer’s operation of the business of the Acquired Companies following the Closing and includes a full release and waiver of claims against the Buyer in accordance with the agreement listed on Section 9.2(a) of the Disclosure Letter. Other than the right to consent or withhold consent with respect to the foregoing matters (which consent will not be unreasonably withheld, conditioned or delayed), nothing contained in this Agreement will give the Buyer, directly or indirectly, any right to control or direct the operation of the Acquired Companies prior to the Closing. Also for the avoidance of doubt, and notwithstanding anything in this Agreement to the contrary, RHC and RHP shall be permitted to acquire insurance with respect to any matter following the date hereof; provided that the cost of such insurance is not allocated to the Acquired Companies.
Notwithstanding anything else contained herein to the contrary, between the date hereof and the Closing, RHC, RHP and their respective Affiliates shall cooperate with the Buyer regarding, and shall make, all required filings or disclosures with any Governmental Authority in connection with those matters set forth on Section 9.2(b) of the Disclosure Letter (“Section 9.2 Matters”), and shall be entitled to control any discussions related to any such filings or disclosures with any such Governmental Authority and, prior to Closing, may enter into any settlement agreement with respect to such Section 9.2 Matters in its reasonable discretion; provided that RHP shall keep the Buyer reasonably informed of the status of any such filings or disclosures and related discussions and shall in good faith discuss such disclosures and discussions with the Buyer; provided, further, that any settlement of Section 9.2 Matters that involves restrictions or limitations on the operation of the business of the Acquired Companies shall require the prior written consent of the Buyer (such consent not to be unreasonably withheld, conditioned or delayed). Following the Closing, the Sellers’ Representative shall be entitled to assume the defense of any Section 9.2 Matters, at its sole expense, as if they were Third Party Claims for which the defense has already been assumed (subject to Section 10.5, except that any limitations on the ability of Sellers’ Representative to assume the defense contained in Section 10.5 shall not apply to Section 9.2 Matters).
9.3    Confidentiality.
9.3.1 Confidentiality.
(a)    The Confidentiality Agreement shall remain in effect until the Closing, at which point it shall terminate. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement will continue in full force and effect in accordance with its terms.
(b)    Notwithstanding the termination of the Confidentiality Agreement at the Closing, for a period of five (5) years following the Closing Date, the Buyer shall, and shall cause its Affiliates and its and their respective Representatives to, keep confidential and not use or disclose documents and information concerning the Sellers or their respective Affiliates (other than the Acquired Companies) furnished to the Buyer or its Affiliates or its or their respective Representatives in connection with the Contemplated Transactions.
9.3.2 Announcements. Any public announcements, reports, statements or press releases by any party hereto or any of their respective Affiliates regarding the Contemplated

Transactions must be approved in advance (as to form, content, timing and manner of distribution) by each of the Buyer and the Sellers’ Representative; provided, however, that (a) the Buyer may make disclosures in connection with its financing of the Contemplated Transactions and (b) any party may make filings or disclosures to the extent required by applicable Legal Requirements or the listing agreement with or listing rule of any national securities exchange; provided, further, that the party required to make such filing or disclosure in accordance with the immediately preceding subsection (b) shall provide a copy of such filing to the other party, and afford such other party reasonable opportunity in advance of such filing or disclosure to review and comment upon the form and substance of such filing or disclosure; provided, further, that nothing in this Section 9.3.2 shall prohibit any institutional Seller or Additional Indemnitor from disclosing information relating to the transactions contemplated by this Agreement to its Affiliates or any current or prospective investor or limited partner of such Seller or Additional Indemnitor, or their Affiliates, to the extent such disclosure is made in the ordinary course of such Seller’s or Additional Indemnitor’s business, as long as such disclosure is made pursuant and subject to a non-disclosure agreement.
9.3.3 No-Shop.
(a)    From the date of this Agreement until the earlier of the termination of this Agreement and the Closing, each of the Sellers and RHC shall, and shall cause each of their respective Subsidiaries and Representatives to cease any and all existing activities, discussions or negotiations with any Person other than the Buyer and its Affiliates and Representatives with respect to, and to deal exclusively with the Buyer and its designated Affiliates and Representatives regarding, any Acquisition Proposal and, without the prior consent of the Buyer, the Sellers and RHC shall not, and shall cause each of their respective Subsidiaries and Representatives not to (i) solicit, initiate or otherwise engage in any negotiations, discussions or other communications with any other Person relating to any Acquisition Proposal; (ii) provide or furnish information or documentation to any other Person with respect to the Acquired Companies or any of their respective businesses or assets in respect of any Acquisition Proposal, except as required to operate in the ordinary course of business; or (iii) enter into any negotiation of a Contract with any other Person in respect of any Acquisition Proposal.
(b)    If, after the date of this Agreement, any Seller or RHC or any Affiliate thereof receives an Acquisition Proposal or any request for nonpublic information or any inquiry that would reasonably be expected to lead to any Acquisition Proposal, then, as promptly as practicable (and in any event within forty-eight (48) hours) after receipt of such Acquisition Proposal, request for nonpublic information, or inquiry that would reasonably be expected to lead to any Acquisition Proposal, RHC shall (i) provide the Buyer with notice that it has received an Acquisition Proposal or request for nonpublic information and (ii) respond to the proposing party that it is unable to consider the Acquisition Proposal or respond to the request for nonpublic information.
9.4    Preparation for Closing. Subject to the terms and conditions hereof, each of the Sellers, RHC, and the Buyer agrees to cooperate with each other and to use, and cause its

Subsidiaries to use, reasonable best efforts (which shall not require the payment of any amounts to third parties in connection with obtaining any consents that are not contemplated by the agreements requiring such consents) to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary or desirable under applicable Legal Requirements, to consummate the Contemplated Transactions as promptly as practicable, including, without limitation, obtaining all consents and preparing and filing as promptly as practicable with the applicable Governmental Authorities and third parties all documentation to effect all necessary filings, notices, consents, petitions, statements, registrations, submissions of information, lien releases and other instruments of termination or discharge with respect to the Indebtedness set forth on Section 7.7 of the Disclosure Letter, applications and other documents necessary to consummate the Contemplated Transactions. In connection with the foregoing, Parent and the Buyer agree to use reasonable best efforts to have any guarantee or similar obligation provided by RHP in connection with any lease of any Acquired Company (each, an “RHP Guarantee”) released, including by agreeing to provide a similar guarantee if so requested by any such landlord (the “Guarantee Release”). In furtherance (and not in limitation) of the foregoing:
9.4.1 Antitrust Matters. Each of RHC and the Buyer agrees to file or cause to be filed all appropriate notifications and filings pursuant to the HSR Act or any other applicable antitrust or competition laws with respect to the Contemplated Transactions in the most expeditious manner practicable, but in any event within ten (10) Business Days after the date hereof and to supply promptly any additional information and documentary material that may be requested of such party by the relevant Governmental Authorities in connection with the HSR Act or any other applicable antitrust or competition laws. Each of RHC and the Buyer agrees to use its reasonable best efforts to supply promptly any information required to be submitted to comply with a formal request for additional information (a “second request”) or equivalent request from the relevant Governmental Authorities and thereafter promptly certify substantial compliance with such request in order to commence or end a statutory waiting period. Each of RHC and the Buyer agrees to use its reasonable best efforts to obtain early termination of the waiting period under the HSR Act and any other applicable antitrust or competition law, as applicable, and, in furtherance of the foregoing, each of RHC and the Buyer agrees to use its reasonable best efforts to avoid or eliminate as soon as possible each and every impediment under the HSR Act and any other applicable antitrust or competition laws that may be asserted by any United States or other governmental antitrust authority so as to enable the parties hereto to expeditiously consummate the Contemplated Transactions; provided, however, that notwithstanding the foregoing, neither the Parent, nor any of the Parent’s Subsidiaries shall be required to, and none of the Acquired Companies shall be permitted to, (i) commit to or effect, by consent decree, hold separate orders, trust, or otherwise, the divestiture, sale, license, transfer, assignment or other disposition of assets or business of the Parent or the Acquired Companies (or their respective Subsidiaries), (ii) terminate, relinquish, modify, transfer, assign, restructure or waive existing agreements, collaborations, contractual rights, obligations or other arrangements of the Parent or the Acquired Companies (or their respective Subsidiaries) or (iii) create or consent to create any contractual rights, obligations, tolling agreements or other arrangements of the Parent or the Acquired Companies (or any of their respective Subsidiaries). The Buyer and RHC shall share equally all filing fees associated with the HSR Act filings and any other applicable antitrust or competition laws. Each of RHC and the Buyer agrees to (i) give the other party prompt notice of the making or commencement of any request, litigation, hearing, examination or Action with respect to the Contemplated Transactions, (ii) keep the other party reasonably informed as to the status of any such request, litigation, hearing, examination or Action, (iii) promptly inform the other party of any communication to or from any Governmental Authority to the extent regarding the Contemplated Transactions, or regarding any such request, litigation, hearing, examination or Action, and provide a copy of all written communications, and (iv) pull and re-file any notice under the HSR Act only if the other party agrees. Subject to applicable Legal Requirements, in advance and to the extent practicable, each of RHC or the Buyer, as the case may be, will consult the other on all the information relating to RHC or the Buyer, as the case may be, and any of their respective Subsidiaries that appear in any filing made with, or written materials submitted to, any third party or Governmental Authority in connection with the Contemplated Transactions and shall incorporate all comments reasonably proposed by RHC or the Buyer, as the case may be; provided, however, that, if review of any information would be material in connection with any second request (or similar process), such information shall be provided solely to those individuals acting as outside antitrust counsel for the other party, provided that such counsel shall not disclose such information to such other party and shall enter into a joint defense agreement with the providing party. In addition, except as may be prohibited by any Governmental Authority or by any applicable Legal Requirement, in connection with any such request, litigation, hearing, examination or Action with respect to the transactions contemplated by this Agreement, each party will permit authorized representatives of the other party to be present at each meeting or conference relating to such request, litigation, hearing, examination or Action and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Authority in connection with such request, litigation, hearing, examination or Action. Notwithstanding anything to the contrary contained in this Agreement, the Buyer, after prior consultation with RHC, shall have the principal responsibility for devising and implementing the strategy for obtaining any necessary antitrust or competition clearances and shall take the lead in all meetings and communications with any Governmental Authority in connection with obtaining any necessary antitrust or competition clearances; provided that RHC shall be permitted to participate in such meetings and communications unless excluded from doing so by a Governmental Authority or to the extent necessary to prevent disclosure of the Buyer’s competitively sensitive information, in which case individuals acting as RHC’s outside antitrust counsel shall be permitted to participate, provided that such counsel shall not disclose Buyer’s competitively sensitive information to RHC.
9.4.2 Buyer Transactions. Prior to the Closing or the earlier termination of this Agreement, the Buyer will not enter into any transaction, or any contractual arrangement or other agreement, whether oral or written, to effect any transaction (including any merger or acquisition) that would reasonably be expected to prevent or materially delay: (a) obtaining the expiration or termination of the waiting period under the HSR Act, (b) avoiding the entry of, the commencement of litigation seeking the entry of, or effecting the dissolution of, any injunction, temporary restraining order or other order that would materially delay or prevent the consummation of the Contemplated Transactions or (c) obtaining all authorizations, consents, orders and approvals of Governmental Authorities necessary for the consummation of the Contemplated Transactions.

9.4.3 Third Party Consents. Except as otherwise set forth in Section 9.4.1, each of the Buyer, the Sellers, and RHC shall use reasonable best efforts, and shall reasonably cooperate with one another, in (a) determining whether any actions, consents, approvals or waivers are required to be obtained from third parties to any Leases or Material Contracts in connection with the consummation of the Contemplated Transactions and (b) taking all actions, furnishing information required in connection therewith and seeking to obtain in a timely manner, any actions, consents, approvals or waivers necessary to consummate the Contemplated Transactions, including to transfer to the Buyer (or its designee) the Acquired Contracts and Acquired Assets and those items set forth in Section 3.4 of the Disclosure Letter and Section 5.4 of the Disclosure Letter; provided that nothing in this Agreement shall obligate or be construed to obligate the Buyer, the Sellers or the Acquired Companies to make or cause to be made any material payment or material concession to any third party in order to obtain any such action, consent, approval or waiver under any Lease or Material Contract.
9.5    Business Records. The Buyer acknowledges that the Sellers and/or the Sellers’ Representative (on behalf of one or more Sellers) may from time to time from and after the Closing require access to the Records, and the Buyer agrees that upon reasonable prior notice, it will, and will ensure that the Acquired Companies will, during normal business hours, provide the Sellers and their respective Representatives with either access to or copies of the Records. If the Buyer or any Acquired Company shall desire to dispose of any such Records prior to the seventh (7th) anniversary of the Closing Date, the Buyer shall, prior to any such disposition, notify the Sellers’ Representative and provide to the Sellers’ Representative (or, if applicable, its designee) and its Representatives a reasonable opportunity, at the Sellers’ Representative’s expense, to make copies of or remove such Records.
9.6    Directors and Officers Indemnification and Insurance.
9.6.1 the Buyer, RHP and the Acquired Companies agree that all rights to indemnification, advancement of expenses and exculpation from liability for or in connection with acts or omissions occurring at any time prior to or on the Closing Date, that now exist in favor of any Person who prior to or on the Closing Date is or was a current or former director, manager, member, general partner, officer or employee of RHP or an Acquired Company, or who at the request of RHP or an Acquired Company served prior to or on the Closing Date as a director, officer, member, manager, employee, trustee or fiduciary of any other entity of any type (each a “D&O Indemnified Person”) provided in the Organizational Documents of RHP or an Acquired Company, or in any agreement between a D&O Indemnified Person and RHP or an Acquired Company set forth on Section 9.6.1 of the Disclosure Letter (an “Indemnity Agreement”) will survive the Closing and will continue in full force and effect for the six (6) year period following the Closing Date. In furtherance (and not in limitation of) the foregoing, for the six (6) year period following the Closing Date, the Buyer will cause the Acquired Companies to, and the Acquired Companies will (a) not amend, repeal or otherwise modify in any manner that would adversely affect the rights thereunder of any D&O Indemnified Person the provisions with respect to indemnification, advancement of expenses and exculpation from liability in the Organizational Documents of RHP and each of the Acquired Companies and (b) continue in existence each Indemnity Agreement without termination, revocation, amendment or other modification that would adversely affect the rights thereunder of any D&O Indemnified Person.
9.6.2 On or before the Closing Date, RHP will obtain (and RHP and the Buyer shall split evenly the costs of obtaining) for the Acquired Companies, and, for a six (6) year period following the Closing Date, the Buyer will cause to be maintained in effect, with no lapse in coverage, one or more “tail” or “runoff” directors’ and officers’ liability and employment practices liability insurance policies covering actual or claimed acts or omissions of any D&O Indemnified Person occurring on or before the Closing Date, in each case on terms with respect to coverage, retentions, amounts and other material terms no less favorable in the aggregate to such D&O Indemnified Persons as those of such policies in effect as of the date hereof.
9.6.3 If any Acquired Company (or any of its successors or assigns) (a) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, or (b) transfers all or substantially all of its properties and assets to any other Person (including by dissolution, liquidation, assignment for the benefit of creditors or similar action), then, and in each such case, the Buyer will use its reasonable best efforts to cause proper provision to be made so that such other Person fully assumes the obligations set forth in this Section 9.6.
9.6.4 In any Action involving a D&O Indemnified Person and one or more other D&O Indemnified Persons, a D&O Indemnified Person shall have the right and obligation to control such D&O Indemnified Person’s defense of the Action, or at the sole election of the D&O Indemnified Person, to tender control of the defense to the Buyer; provided, however, that if all D&O Indemnified Persons do not tender control of the defense to the Buyer, such D&O Indemnified Persons shall reasonably cooperate with each other to retain a single law firm (and, if reasonable under the circumstances, one local law firm) to represent such D&O Indemnified Persons; provided, further, however, that, if the D&O Indemnified Persons are unable to agree on a single law firm within thirty (30) days of the filing of such Action, the Buyer (or its designee) shall have the right to select counsel reasonably acceptable to the D&O Indemnified Persons (which acceptance shall not be unreasonably withheld, conditioned, or delayed) for the defense of such Action; provided, further, however, that a D&O Indemnified Person shall be entitled to retain separate counsel (but not more than one law firm plus, if applicable, local counsel) at the Buyer’s expense if (a) a D&O Indemnified Person or such law firm reasonably concludes the use of such law firm to represent such D&O Indemnified Person and any other D&O Indemnified Persons would present such counsel with an actual or potential conflict of interest or other significant divergence of interest, (b) a D&O Indemnified Person or such law firm reasonably concludes that there may be one or more legal defenses available to such D&O Indemnified Person that are different from or in addition to those available to the other D&O Indemnified Persons, or (c) any such representation by such counsel would be precluded under the applicable standards of professional conduct then prevailing, it being understood and agreed by the parties that the fewest number of counsels necessary to avoid such conflicts of interest shall be used. In the event that defense of a matter is tendered to the Buyer, all D&O Indemnified Persons tendering such matter will cooperate in the defense of any such matter, and the Buyer shall not, without the prior written consent of such D&O Indemnified Persons, settle any Action in any manner that would: (x) impose any fine or other obligation on such D&O Indemnified Persons, including an admission of culpability on behalf of such D&O Indemnified Persons; or (y) not include a full release of such D&O Indemnified Persons from all liability in respect of such Action, which release shall be in form and substance reasonably satisfactory to the D&O Indemnified Persons. In the event that any D&O Indemnified Person controls his or her own defense, the Buyer and the applicable Acquired Company shall not be liable for any settlement effected by such D&O Indemnified Person without the Buyer’s prior written consent, which consent shall not be unreasonably withheld, conditioned, or delayed. The Buyer and the Acquired Companies shall not have any obligation hereunder to such D&O Indemnified Person to the extent that a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such D&O Indemnified Person in the manner contemplated hereby is prohibited by applicable Legal Requirements.
9.6.5 The provisions of this Section 9.6 shall survive the Closing. This Section 9.6 shall be for the irrevocable benefit of, and shall be enforceable by, each D&O Indemnified Person and his or her respective heirs, executors, administrators, estates, successors and assigns, and each such Person shall be an express intended third party beneficiary of this Agreement for such purposes. The Buyer shall pay, or shall cause the Acquired Companies to pay, as and when incurred by any Person referred to in the immediately preceding sentence, all fees, costs, charges and expenses incurred by such Person in enforcing such Person’s rights under this Section 9.6. Notwithstanding anything in this Agreement to the contrary, the obligations under this Section 9.6 shall not be terminated, revoked, modified or amended in any way so as to adversely affect any Person referred to in the second sentence of this Section 9.6.5 without the written consent of such Person. With respect to any right to indemnification or advancement for actual or claimed acts or omissions occurring prior to or on the Closing Date, each Acquired Company, as and if applicable, shall be the indemnitor of first resort, responsible for all such indemnification and advancement that any D&O Indemnified Person may otherwise have rights to from any direct or indirect equity holder of any of the Acquired Companies (or any Affiliate of such equity holder) and without right to seek subrogation, indemnity or contribution. Each of the Acquired Companies and the Buyer further agrees that no advance or prepayment by any party other than the Acquired Companies as the primary indemnitor on behalf of any D&O Indemnified Person with respect to any claim for which such D&O Indemnified Person has sought indemnification from any of the Acquired Companies shall affect the foregoing and that any such secondary indemnitor shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all the rights of recovery of the D&O Indemnified Person against the Acquired Companies and the Acquired Companies hereby irrevocably release any such secondary indemnitor from, and irrevocably waive and relinquish any right to assert against any such secondary indemnitor, any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof. Each of the Acquired Companies, the Buyer, and the D&O Indemnified Persons agrees that the secondary indemnitors are express third party beneficiaries of this Section 9.6.5.

9.7    Tax Matters.
9.7.1 Transfer Taxes. Except for Transfer Taxes incurred in connection with the Blocker Reorganization and which would not have otherwise been incurred in connection with the other transactions contemplated by this Agreement, which shall be borne solely by the Sellers, the Buyer and the Sellers shall share equally all Transfer Taxes. The applicable parties shall fully cooperate in filing such forms and documents as may be necessary to permit any such Transfer Tax to be assessed and paid on or prior to the Closing Date in accordance with any available pre sale filing procedure, and to obtain any exemption or refund of any such Transfer Tax.
9.7.2 Pre-Closing Tax Period Taxes and Tax Returns.
(a)    To the extent permitted by applicable Law, the parties agree to treat, and shall cause the Blocker and each Acquired Company to treat, the Closing Date as the last day of a taxable period of the Blocker and each Acquired Company for United States federal income Tax purposes and shall, to the extent permitted by applicable Legal Requirements, elect with the relevant Governmental Authority to treat, for all other income Tax purposes, the Closing Date as the last day of a taxable period of the Blocker and each Acquired Company.
(b)    Subject to Section 9.7.1, the Sellers’ Representative shall prepare, or cause to be prepared, in a manner consistent with past practice unless otherwise required by applicable Legal Requirements, all Tax Returns for the Acquired Companies and Blocker that relate to (or include) any Pre-Closing Tax Period and that are due after the Closing Date. The Sellers’ Representative shall provide the Buyer with a copy of any such Tax Return (together with supporting workpapers) for the Buyer’s review no later than, in the case of Tax Returns for Income Taxes (“Income Tax Returns”), one hundred and twenty (120) days following the Closing Date and, in the case of other Tax Returns, as soon as is commercially practicable, accompanied by a statement calculating in reasonable detail the Sellers’ Representative’s payment obligation, if any, pursuant to Section 9.7.2(c). If for any reason the Buyer does not agree with any position taken on any such Tax Return, the Buyer shall notify the Sellers’ Representative of its disagreement within thirty (30) Business Days of (in the case of Income Tax Returns), and in the case of other Tax Returns promptly, receiving a copy of the Tax Return (together with supporting workpapers), and the disputed item shall be resolved in a manner mutually agreeable to the parties. In the case of Income Tax Returns, if not so resolved, then by an internationally recognized accounting firm of comparable stature reasonably acceptable to both the Buyer and the Sellers’ Representative that is independent of the Buyer and the Sellers’ Representative (the “Accounting Firm”) within a reasonable time, taking into account the deadline for filing such Tax Return. Upon resolution of all such items, the relevant Tax Return shall be adjusted to reflect such resolution and shall be binding upon the parties without further adjustment. The costs, fees, and expenses of the Accounting Firm shall be borne by the parties in a manner similar to that provided in Section 2.5.4. In the event that a resolution cannot be reached prior to the last date for timely filing a Tax Return (giving effect to any valid extensions), the Buyer shall file such Tax Return as prepared by the Sellers’ Representative prior to such resolution, provided, however, that the Buyer shall be required to amend such Tax Return to reflect the position of the Accounting Firm, if different. The Buyer or the applicable Acquired Company or Blocker shall file, or cause to be filed, all such Tax Returns.
(c)    Subject to Section 9.7.1, the Sellers’ Representative shall pay or cause to be paid (in each case, solely from the Escrow Funds) the Taxes shown as due on any Tax Return described in Section 9.7.2(b) to the extent such Taxes relate to (or include) any Pre-Closing Tax Period (determined in accordance with Section 9.7.4). Notwithstanding anything to the contrary in this Agreement (including this Section 9.7.2 or Section 10), the Sellers and the Sellers’ Representative shall have no liability under this Agreement (including via the Escrow Agreement) with respect to (and Buyer shall pay or cause to be paid) (x) any Taxes that were taken into account as an adjustment to the Purchase Price, (y) Taxes incurred by an Acquired Company, the Blocker, a Seller, or any of their respective Affiliates as a result of actions outside the ordinary course taken after the Closing (including the incurrence of Indebtedness by an Acquired Company or Blocker or Buyer or its Affiliates in connection with the Contemplated Transactions) or (z) Taxes for a Post-Closing Tax Period. For clarification, any Taxes due with respect to the Blocker shall be paid solely through Escrow Funds attributable to the Blocker Seller, and Taxes due with respect to the Acquired Companies shall be paid through Escrow Funds attributable to all Sellers.
(d)    The parties agree that all losses, deductions, credits and any other Tax benefits available on account of the payment or incurrence of the Transaction Expenses, the Transaction Bonus Payments, the payment of the Acquired Company Indebtedness, and the other transactions or payments contemplated by this Agreement shall be reported in Pre-Closing Tax Periods (and otherwise treated as attributable to Pre-Closing Tax Periods) to the extent permitted by applicable Legal Requirements. Success-based fees shall be reported in accordance with Rev. Proc. 2011-29.
(e)    Newco and the Acquired Companies shall each make an election under Section 754 of the Code (and corresponding provisions of state and local law) effective for the taxable year that includes the Closing Date, whether or not such an election has been made in any prior year. If, as a result of the Blocker Reorganization, an Acquired Company becomes a partnership for U.S. federal income tax purposes, such Acquired Company shall file a tax return for any short taxable year resulting from any subsequent transaction contemplated by this Agreement and shall make an election under Section 754 of the Code (and corresponding provisions of state and local law) effective for such short taxable year.
9.7.3 Amended Returns; Tax Elections. The Buyer shall not, and shall cause the Blocker and the Acquired Companies not to, unless otherwise required by applicable Legal Requirements, (a) make any amendment of any Tax Returns of the Blocker or the Acquired

Companies to the extent such Tax Return relates to any Pre-Closing Tax Period or to the extent such amendment would otherwise materially adversely affect the Sellers without the Sellers’ Representative’s prior written consent (which consent shall not be unreasonably withheld, condition, or delayed) or (b) make any election that has retroactive effect to any Pre-Closing Tax Period or that would otherwise materially adversely affect any Seller without such Seller’s prior written consent (which consent shall not be unreasonably withheld, condition, or delayed).
9.7.4 Straddle Periods. In the case of any Straddle Period, the amount of any Taxes of the Blocker or the Acquired Companies not based upon or measured by income, activities, events, the level of any item, gain, receipts, proceeds, profits or similar items for the Pre-Closing Tax Period will be deemed to be the amount of such Taxes for the entire Tax period multiplied by a fraction, the numerator of which is the number of days in the Tax period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period. The amount of any other Taxes for a Straddle Period that relate to the Pre-Closing Tax Period will be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose the taxable period of any partnership will be deemed to end as of the close of business on the Closing Date); provided, however, that any item determined on an annual or periodic basis (such as deductions for depreciation or real estate Taxes) shall be apportioned on a daily basis.
9.7.5 Tax Proceedings. Subject to Section 9.7.6, in the event of any audit, assessment, examination, claim or other controversy or proceeding relating to Taxes or Tax Returns of Blocker or any Acquired Company (a “Tax Proceeding”) with respect to any Pre-Closing Tax Period, the Buyer shall inform the Sellers’ Representative of such Tax Proceeding as soon as possible but in any event within thirty (30) Business Days after the receipt by the Buyer of notice thereof. The Sellers’ Representative shall control such Tax Proceedings at their own expense; provided that the Buyer shall control a Tax Proceeding (at its own expense) if and for so long as each of the following conditions is satisfied: (i) the Escrow Termination Date has passed; (ii) the Buyer is not seeking indemnification for any Tax claim that has survived the Escrow Termination Date; and (iii) the Buyer has paid all amounts due under Section 9.7.7 of this Agreement. If the Sellers’ Representative controls the Tax Proceedings, then it shall keep the Buyer informed of such Tax Proceedings and shall not settle or otherwise resolve such Tax Proceeding without the consent of the Buyer (which consent shall not be unreasonably withheld, conditioned or delayed).
9.7.6 Refunds and Credits. Any after-tax refunds (including, for the avoidance of doubt, overpayments of estimated Taxes) of or credits against Taxes (including any interest paid or credited with respect thereto) of, or with respect to, the Blocker or any Acquired Company that are attributable or allocable to any Pre-Closing Tax Period will be for the benefit of the Sellers, except to the extent any such refunds or credits are attributable to a carry-back of net operating losses or other Tax attributes from a Post-Closing Tax Period. The Sellers’ Representative shall prepare, or cause to be prepared, all such claims for refunds or credits (a “Refund Claim”) and, in preparing each such Refund Claim, shall carry back, to the maximum extent permitted under applicable Tax law, all Transaction Tax Deductions to the Pre-Closing Tax

Periods of the Blocker or the Acquired Companies, as applicable. Notwithstanding anything to the contrary in this Section 9.7.6, but subject to Section 10.4, the Buyer may retain any refunds received after the Escrow Termination Date to the extent of, and in satisfaction of, any Loss related to a claim for unpaid Taxes of the Acquired Companies or the Blocker, as applicable, for any Pre-Closing Tax Period that would be indemnified under Section 10.2.1 without regard to the limitations on recovery in Section 10.2. The Sellers’ Representative shall provide the Buyer with a copy of all such Refund Claims (together with supporting workpapers) for the Buyer’s review no later than 210 days following the Closing Date. The Refund Claims will reflect the Buyer’s reasonable comments. The Buyer will pay the amount of any such refunds (whether received as a refund or as a credit against or an offset of Taxes otherwise payable), net of all Taxes and out-of-pocket costs, related to the receipt thereof, as directed by the Sellers’ Representative within ten (10) days of receipt. The Buyer will, if the Sellers’ Representative so requests, cause the relevant entity to file each Refund Claim prepared by the Sellers’ Representative. For clarification, any refunds or credits of, or with respect to, the Blocker shall be for the benefit of the Blocker Seller only, and any refunds or credits of, or with respect to, the Acquired Companies shall be for the benefit of all Sellers.
9.7.7 Transaction Tax Benefits. Without duplication, after the application of Section 9.7.6, and as directed by the Sellers’ Representative, the Buyer will promptly forward to the Sellers’ Representative for distribution to the Sellers the amount of any Transaction Tax Benefit actually realized by the Blocker or any successor to the Blocker. Notwithstanding anything to the contrary in this Section 9.7.7, but subject to Section 10.4, the Buyer may retain any Transaction Tax Benefit received after the Escrow Termination Date to the extent of, and in satisfaction of, any Loss related to a claim for unpaid Taxes of the Acquired Companies or the Blocker, as applicable, for any Pre-Closing Tax Period that would be indemnified under Section 10.2.1 without regard to the limitations on recovery in Section 10.2. For purposes of determining the year in which a Transaction Tax Benefit is actually realized by the Buyer, the parties shall treat all other losses, deductions, and credits of the Buyer for the applicable Post-Closing Tax Period as having been used prior to any Transaction Tax Deductions. For clarification, any Transaction Tax Benefits of, or with respect to, the Blocker shall be for the benefit of the Blocker Seller only, and any Transaction Tax Benefits of, or with respect to, the Acquired Companies shall be for the benefit of all Sellers.
9.7.8 Cooperation and Tax Record Retention. The Buyer and the Sellers’ Representative shall cooperate fully as and to the extent reasonably requested by either party in connection with the preparation, execution and filing of Tax Returns and in connection with any Tax Proceeding. Such cooperation shall include access to records and information that are reasonably relevant to any such Tax Return or Tax Proceeding, making employees and outside consultants available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Buyer and the Sellers’ Representative each agree, upon request, to use commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated by this Agreement). Each party shall fully cooperate with the other in connection with the preparation of any Tax Returns pursuant to this Section 9.7.8, in connection with any claim for a refund or credit (or Tax Proceeding) governed by Section 9.7.6, and in connection with any Tax Proceeding jointly controlled pursuant to Section 9.7.5. Notwithstanding anything else contained in this Agreement to the contrary, the Buyer shall retain all books and records with respect to Tax matters pertinent to the Blocker or the Acquired Companies relating to any Pre-Closing Tax Period until the expiration of the statute of limitations (taking into account any extensions thereof) applicable to such taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority.
9.7.9 FIRPTA. The Blocker shall deliver to the Buyer a properly executed statement in a form reasonably acceptable to Buyer pursuant to Treasury Regulation Section 1.1445-2(c)(3), and Newco shall deliver to the Buyer a properly executed statement in a form reasonably acceptable to Buyer pursuant to Treasury Regulation Section 1.1445-11T(d)(2).
9.8    Employee Matters. At or prior to the Closing, the Buyer shall deliver, in writing, an offer of employment to those employees of RHP listed in Tier I on Section 9.8 of the Disclosure Letter to commence such employment immediately upon the Closing Date, which offers shall be subject to such employees’ successful completion of Buyer’s employment processes, including a criminal background investigation and drug screening. In addition, at or prior to the Closing, the Buyer will interview those employees of RHP listed in Tier II on Section 9.8 of the Disclosure Letter to consider whether to make an offer of employment or an alternative consulting or other services arrangement for such employees with such employment, consulting or other services to commence immediately upon the Closing Date, which offers shall be made in Buyer’s sole discretion and subject to such employees’ successful completion of Buyer’s employment processes, including a criminal background investigation and drug screening. Such individuals who are offered employment and accept such offer and commence employment on the Closing Date are referred to herein as the “Transferred Employees.” As of the Closing, RHP shall terminate the employment of those Transferred Employees who accept an offer of employment from the Buyer and the Buyer shall employ the Transferred Employees and provide all Transferred Employees with positions, salaries, wages and benefits at levels comparable, in the aggregate, to those currently received by the Transferred Employees. The Buyer shall honor each Transferred Employee’s rights in respect of accrued paid time off and extended illness bank and give each Transferred Employee credit therefor. The Buyer shall recognize the tenure of each Transferred Employee while in the employ of RHP or its Affiliates for purposes of determining benefits available to such Transferred Employees under the Buyer’s employee benefit plans (which shall include a waiver of preexisting condition exclusions for Transferred Employees and their dependents and recognition of or credit for all deductibles paid by such Transferred Employee during the current period while in the employ of RHP or its Affiliates). Without limiting the foregoing, the Buyer shall provide credit for eligibility, benefit accrual and vesting purposes for all such Transferred Employees’ periods of service with RHP or its Affiliates for purposes any employee benefit plan or program, excluding the Buyer’s 401(k) Plan, but including paid time off, holiday and severance benefits. The service credited under any welfare and other benefit plans of the Buyer will include all service credited under the welfare and other benefit plans of RHP and its Affiliates, respectively. For individuals who are offered consulting or other services arrangements in lieu of employment, the terms of such arrangements will be as mutually agreed between the Buyer and each such individual. The Buyer shall have no obligation, and the Sellers shall take no action that would have the effect of requiring the Buyer, to continue any specific plans. No provision of this Agreement shall be treated as an amendment to any particular employee benefit plan of the Buyer, Sellers or any of their respective Subsidiaries. Notwithstanding anything herein to the contrary, the Buyer shall be responsible for any severance costs required to be paid to any employees of RHP listed on Tier I (solely to the extent required by RHP’s severance policy) and Tier II of Section 9.8 of the Disclosure Letter in accordance with RHP’s severance policy in effect as of the date hereof and attached to Section 9.8 of the Disclosure Letter. Prior to the Closing Date, RHP shall take all actions that may be necessary or appropriate to cause RHP’s 401(k) Plan to terminate as of immediately prior to the Closing. All resolutions, notices or other documents issued, adopted or executed in connection with such termination shall be subject to the Buyer’s prior review and comment.
9.9    Notification. The Sellers and RHC shall, prior to the Closing Date, by written notice to the Buyer, promptly supplement the Disclosure Letter (such supplements, collectively, the “Schedule Notices”) with respect to any event that arises after the date of this Agreement that would, in the absence of such Schedule Notice, cause a failure of any condition set forth in Section 7 on the Closing Date. Schedule Notices shall have no effect to cure any misrepresentation or breach of warranty or to satisfy any of the closing conditions set forth in Section 7 and shall not limit the indemnification obligations set forth in Section 10.
9.10    Further Assurances. Each of RHC, the Sellers’ Representative, on behalf of the Sellers, and the Buyer, upon the request of any of the others from time to time after the Closing, and at the expense of the requesting party but without further consideration, shall sign such documents and take such actions as may be necessary or otherwise reasonably requested to effect the consummation of the Contemplated Transactions.
9.11    Financing. Prior to the Closing, the Sellers and RHC shall, and shall cause their respective Subsidiaries to, use commercially reasonable efforts to provide such cooperation as may be reasonably requested by the Buyer in connection with the arrangement of its financing of the Contemplated Transactions, including, without limitation: (i) upon reasonable prior notice, making senior management of RHC and its Subsidiaries available to (1) participate in, and reasonably assist the Buyer in the Buyer’s preparation of materials for, and meetings with the administrative agent of the Buyer’s existing credit facility and any of the Buyer’s other financing sources at reasonable times in a reasonable number of meetings, (2) reasonably assist the Buyer in the Buyer’s preparation of materials for meetings with rating agencies, and (3) reasonably assist the Buyer’s preparation of offering documents, bank information memoranda, private placement memoranda, prospectuses, and similar documents; (ii) requesting that the independent accountant of RHC and its Subsidiaries be available to the Buyer and such financing sources to answer questions and that such independent accountant provide customary comfort letters, negative assurance letters, letters of representation, and consents to the use of auditor reports; (iii) providing the Buyer with such financial and other information as the Buyer or such financing sources may reasonably request, including without limitation, any updated or restated financial statements of the Acquired Companies and financial statements for periods following the date of this Agreement; (iv) providing customary assistance to the Buyer in the Buyer’s preparation or filing of any security or collateral documents necessary in connection with the

Buyer’s financing of the Contemplated Transactions; and (v) requesting releases of Liens and pay-off letters in accordance with the terms hereof; provided, however, that with respect to clauses (i) through (v) above, (A) prior to the Closing, the Sellers and RHC and its Subsidiaries will not be required to authorize or execute or become bound by any agreement that is effective prior to the Closing, (B) nothing in this Section 9.11 shall require cooperation to the extent that it would (x) cause any condition to Closing set forth in Section 7 to not be satisfied or otherwise cause any breach of this Agreement or (y) reasonably be expected to conflict with or violate the any of RHC’s or its Subsidiaries’ Organizational Documents or any Legal Requirement, or result in the material contravention of, or result in a material violation or breach of, or default under, any Material Contract, or result in loss of attorney-client privilege or attorney work product protection, and (C) the Buyer shall indemnify, defend and hold harmless RHC and its Subsidiaries, and their respective pre-Closing directors and officers from and against any liability or obligation to providers of the financing for the Contemplated Transactions in connection with any such financing and any information provided in connection therewith. The Buyer shall reimburse RHC, the Sellers and the Acquired Companies for all reasonable out-of-pocket costs incurred by RHC, the Sellers and the Acquired Companies in connection with this Section 9.11, and if not reimbursed as of the Closing, such reimbursement amounts shall be deemed Current Assets for purposes of calculating Working Capital.
9.12    Contributions; Blocker Reorganization; Acquired Contracts and Other Contracts.
9.12.1 Pursuant to the Contribution Agreements and such other consents, actions, agreements, notices and other instruments of transfer and assignment between or among RHC, RHP, Newco, and any of their Affiliates as may be necessary or advisable to effect the First Contribution and the Second Contribution and as shall be reasonably satisfactory to the Buyer, between the date of this Agreement and the Closing, RHC and RHP, shall, and shall cause their respective Affiliates to, take such steps as are required to effect the First Contribution and the Second Contribution, including, without limitation, such steps as are required to (a) transfer and deliver to Newco all of the Bluffton Holding Interests, the Acquired Operating Entity Interests, and the Acquired Holdings Entity Interests, free and clear of all Liens; (b) transfer and deliver to Newco all of the Reliant-Owned LP Interests, free and clear of all Liens; (c) cause to be transferred and delivered to Newco all of the Electing Acquired Company Interests, free and clear of all Liens; and (d) transfer and deliver to RHP all of the outstanding general partner interests of the Acquired Limited Partnerships, free and clear of all Liens.
9.12.2 Pursuant to the Blocker Reorganization Agreement and such other consents, actions, agreements, notices and other instruments of transfer and assignment between or among the Blocker Seller, the Blocker, and any of their Affiliates as may be necessary or advisable to effect the Blocker Reorganization and as shall be reasonably satisfactory to the Buyer, between the date of this Agreement and the Closing, the Blocker Seller and the Blocker shall, and shall cause their respective Affiliates to, take such steps as are required to effect the Blocker Reorganization, including, without limitation, such steps as are required to (i) transfer and deliver to Newco all of the Blocker Assets, free and clear of all Liens, in exchange for the issuance of Newco Interests to the Blocker; and (ii) dissolve and liquidate the Reliant Splitter such that the Blocker does not retain, and is not responsible for, any liabilities of the Reliant Splitter.
9.12.3    Pursuant to such consents, actions, agreements, assignments, assumptions and other instruments of transfer and assignment as shall be reasonably satisfactory to the Buyer, between the date of this Agreement and the Closing, the Buyer, RHC and its Subsidiaries, and the Sellers shall cooperate with each other, to obtain promptly all necessary consents to assign, transfer and convey all Assumed Capital Leases and Acquired Contracts to the Buyer (or its designee). Following the Closing, each such party shall continue to use its reasonable best efforts, and shall cooperate with each other, to obtain promptly all necessary consents to assign, transfer and convey any Acquired Contracts that were not so assigned, transferred or conveyed as of the Closing. If and when any necessary consent for the assignment, transfer or conveyance of any Acquired Contract is obtained (or if the Buyer notifies the Sellers that the Buyer has determined that such consent is no longer necessary), RHC and its Subsidiaries and the Sellers shall, and shall cause their applicable Affiliates to, promptly assign, transfer and convey, such Acquired Contract to the Buyer (or its designee). To the extent that an Acquired Contract cannot be assigned, transferred or conveyed to the Buyer (or its designee), then, insofar as reasonably possible and to the extent permitted by applicable Legal Requirements: (i) RHP shall thereafter hold such Acquired Contract for the use and benefit of the Buyer (or its designee); (ii) the Buyer (or its designee) shall, or shall cause one of the Acquired Companies to, pay, perform and discharge such liability, on a timely basis and in accordance with the terms thereof, on behalf of RHP; and (iii) RHP shall treat such Acquired Contract in the ordinary course of business in accordance with past practice and take such other actions as may be reasonably requested by the Buyer (or its designee) in order to place the Buyer in a substantially similar position as if such Acquired Contract had been assigned, transferred or conveyed to the Buyer in connection with the Closing and so that all the benefits and burdens relating to such Acquired Contract and all costs and expenses related thereto, shall inure from and after the Closing to the Buyer or an Acquired Contract.
9.12.4    Pursuant to such consents, actions, agreements, assignments, assumptions and other instruments of transfer and assignment as shall be reasonably satisfactory to the Buyer, between the date of this Agreement and the Closing, the Buyer, RHC and its Subsidiaries, and the Sellers shall cooperate with each other, to obtain promptly all consents necessary for the Acquired Companies to maintain the Contracts used by them to conduct the Business. Following the Closing, each such party shall continue to use its reasonable best efforts, and shall cooperate with each other, to obtain promptly all consents necessary for the Acquired Companies to maintain such Contracts used by them to conduct the Business that were not obtained as of the Closing. To the extent that any such consent is not obtained, then, insofar as reasonably possible and to the extent permitted by applicable Legal Requirements: (i) RHP shall thereafter hold such Contract for the use and benefit of the Buyer or the Acquired Companies; (ii) the Buyer (or its designee) shall, or shall cause one of the Acquired Companies to, pay, perform and discharge such liability, on a timely basis and in accordance with the terms thereof, on behalf of RHP; and (iii) RHP shall treat such Contract in the ordinary course of business in accordance with past practice and take such other actions as may be reasonably requested by the Buyer (or its designee) in order to place the Buyer in a substantially similar position as if consent with respect to such Contract had been obtained in connection with the Closing and so that all the benefits and burdens relating to such Contract and all costs and expenses related thereto, shall inure from and after the Closing to the Buyer or an Acquired Company.
9.13    Consent Solicitation; Purchase of Equity Interests Owned by Minority Holders. As soon as reasonably practicable following the date hereof, but not later than fifteen (15) Business Days after the date of this Agreement, RHC shall prepare a disclosure statement relating to the Contemplated Transactions and to the Consent Solicitation for distribution to the Minority Holders (the “Consent Package”). RHC shall provide Buyer and its Representatives with a reasonable opportunity to review and comment on the Consent Package, shall consider any such comments in good faith, shall consult with Buyer and its Representatives about the contents of the Consent Package and shall not include any information about Parent or Buyer unless such information is reasonably acceptable to Buyer. RHC shall use reasonable best efforts, which shall not be deemed to require any increase in price to be offered to any Minority Holder, to cause the Consent Condition to be satisfied and, in furtherance of the foregoing, shall cause the applicable Acquired Company and/or Reliant Controlled Entity to distribute the Consent Package to all applicable Minority Holders. Following the date of distribution of the Consent Package to all Minority Holders, the Minority Holders shall have twenty (20) Business Days (the “Consent Solicitation Period”) in which to provide their consent. RHC agrees that the Consent Package shall, among other things, include documentation requiring each Minority Holder that wishes to sell its equity interests in the Contemplated Transactions and so become an Electing Minority Holder to execute a joinder to this Agreement in the form attached hereto as Exhibit D and become a party to this Agreement and make the representations and warranties with respect to itself contained in Section 5 and agree to appoint the Sellers’ Representative as such Minority Holder’s representative for all purposes and with all rights and powers set forth in this Agreement. Notwithstanding anything herein to the contrary, RHP and RHC may, in their sole discretion, increase the price to be paid to any Minority Holder in the event that such Minority Holder will become an Electing Minority Holder, with such increases to be paid out of the Purchase Price otherwise payable to the Reliant Sellers. During the Consent Solicitation Period, RHC agrees to cause its Representatives to be reasonably available to any Minority Holders to discuss the Consent Solicitation and the Contemplated Transactions as such Minority Holders may reasonably request, and Parent and Buyer agree, and shall cause their respective Representatives to cooperate in good faith in such discussions with or responses to any Minority Holders as RHC may reasonably request. For the avoidance of doubt, RHC shall bear all costs and expenses of the preparation of the Consent Package and the Consent Solicitation, and RHC and the Sellers shall indemnify, defend and hold harmless Parent, the Buyer, and their respective Affiliates from and against any liability or obligation arising out of or relating to the Consent Package and the Consent Solicitation.
9.14    Intercompany Agreements. Except as set forth on Section 9.14 of the Disclosure Letter, RHC and the Sellers shall terminate, or cause to be terminated, with no further liability or obligation of any Acquired Company, on or prior to the Closing, all Intercompany Agreements and at the Closing shall provide reasonably satisfactory written evidence thereof to the Buyer. RHC and its Subsidiaries and Affiliates hereby waive all rights to require any Acquired Company to purchase or redeem any equity interest or other ownership interest that RHC or its Subsidiaries or Affiliates may have, directly or indirectly, in any such Acquired Company pursuant to any Contract listed on Section 3.15 of the Disclosure Letter or otherwise.

10.	Indemnification.
10.1    Survival. The parties, intending to modify any applicable statute of limitations, agree that (a) each of the Seller Fundamental Representations and the Blocker Seller Fundamental Representations shall survive the Closing indefinitely, (b) the representations and warranties of RHC set forth in Section 3.12 (Healthcare Matters) shall survive the Closing until the eighteen (18) month anniversary of the Closing Date (the “Escrow Termination Date”), (c) the representations in Section 3.7 (Taxes) and Section 4.6 (Taxes) shall survive until ninety (90) days following expiration of the applicable statute of limitations, (d) the other representations and warranties set forth in this Agreement and the covenants and agreements of the parties set forth in Section 9.3.2 and the covenants and agreements of the parties hereto to the extent they, by their terms, contemplate or provide for performance prior to the Closing, shall survive the Closing until the fifteen (15) month anniversary of the Closing Date, and (e) all other covenants and agreements of the parties contained in this Agreement, or in any certificate delivered pursuant hereto or in connection herewith, shall survive the Closing in accordance with their terms (it being understood that the covenants and agreements contained in Section 10.2.1(a)(iii), Section 10.2.1(c), and Section 10.2.1(d) survive the Closing indefinitely). Each claim made by a Buyer Indemnified Party or Seller Indemnified Party for indemnification pursuant to Sections 10.2.1(a) or 10.3 prior to the Escrow Termination Date, if then unresolved, will survive the Escrow Termination Date until such claim is resolved. Nothing contained in this Section 10 shall restrict or prohibit any Buyer Indemnified Party from making, pursuing or collecting on any claim under any representation and warranty insurance policy obtained by the Buyer in connection with this Agreement and the Contemplated Transactions.
10.2    Indemnity by the Sellers and Additional Indemnitors.
10.2.1 (a) From and after the Closing, subject to Section 9.7 and the provisions of this Section 10 and giving effect to Section 2.3 if applicable, the Reliant Indemnitors, on the one hand, jointly and severally up to a percentage of the applicable Losses equal to the aggregate Pro Rata Ratio of all Reliant Indemnitors, and each of the Additional Indemnitors, on the other hand, severally, but not jointly, up to a percentage of the applicable Losses equal to its respective Pro Rata Ratio (and no individual Additional Indemnitor shall be responsible for more than its Pro Rata Portion), shall indemnify the Buyer and each of its Affiliates (including the Acquired Companies) and each of their respective successors and assigns (collectively, the “Buyer Indemnified Parties”) and hold them harmless from and against any and all Losses imposed on or suffered or incurred by the Buyer Indemnified Parties (i) to the extent resulting from or arising out of or in connection with any breach of any of the representations and warranties set forth in Section 3 or Section 4 (solely with respect to Newco), (ii) the failure to perform any covenant or agreement of RHC or RHP in this Agreement (other than as provided in Section 10.2.1(a)(iii), Section 10.2.1(c), and Section 10.2.1(d)) or any covenant or agreement in this Agreement that is required by its terms to be performed by RHC or RHP prior to the Closing and (iii) for unpaid Taxes of the Acquired Companies for any Pre-Closing Tax Period, except to the extent otherwise provided in Section 9.7.2(b) and in any case without duplication of amounts paid to the Buyer pursuant to Section 9.7.
(b)    From and after the Closing, subject to the provisions of this Section 10 and giving effect to Section 2.3 if applicable, the Reliant Indemnitors, on the one hand, jointly and severally up to a percentage of the applicable Losses equal to the aggregate Pro Rata Ratio of all Reliant Indemnitors, and each of the Additional Indemnitors, on the other hand, severally, but not jointly, up to a percentage of the applicable Losses equal to its respective Pro Rata Ratio (and no individual Additional Indemnitor shall be responsible for more than its Pro Rata Portion), shall indemnify the Buyer Indemnified Parties from and against any and all Losses imposed on or suffered or incurred by the Buyer Indemnified Parties to the extent resulting from or arising out of or in connection with any breach of any of the representations and warranties set forth in Section 5 (i) with respect to the Reliant Indemnitors, by RHC or any of the Reliant Sellers (other than the Additional Indemnitors), and (ii) with respect to each of the Additional Indemnitors, by such Additional Indemnitor; provided that any Electing Minority Holder shall indemnify the Buyer Indemnified Parties from an against any and all losses imposed on or suffered or incurred by the Buyer Indemnified Parties to the extent resulting from or arising out of or in connection with any breach by such Electing Minority Holder of any of the representations and warranties set forth in its respective joinder to this Agreement, and no Reliant Seller shall be responsible for any such indemnification.
(c)    From and after the Closing, subject to the provisions of this Section 10 and giving effect to Section 2.3 if applicable, the Blocker Seller shall indemnify the Buyer Indemnified Parties from and against any and all Losses imposed on or suffered or incurred by the Buyer Indemnified Parties for (i) any breach of the representations and warranties set forth in Section 4 with respect to the Blocker, (ii) any unpaid Taxes of the Blocker for any Pre-Closing Tax Period or (iii) any breach of the Blocker Seller Fundamental Representations by the Blocker Seller.
(d)    From and after the Closing, subject to the provisions of this Section 10, the Reliant Indemnitors, on the one hand, jointly and severally up to a percentage of the applicable Losses equal to the aggregate Pro Rata Ratio of all Reliant Indemnitors, and each of the Additional Indemnitors, on the other hand, severally, but not jointly, up to a percentage of the applicable Losses equal to its respective Pro Rata Ratio (and no individual Additional Indemnitor shall be responsible for more than its Pro Rata Portion), shall indemnify the Buyer Indemnified Parties from and against any and all Losses imposed on or suffered or incurred by the Buyer Indemnified Parties to the extent resulting from or arising out of or in connection with (i) the matters referred to on Section 10.2.1(d) of the Disclosure Letter, (ii) the Consent Solicitation and the acquisition of the equity interests of the Minority Holders by means of this Agreement, the Merger

Agreements, the Contribution Agreements, or otherwise and (iii) any Dissenting Interests (as defined in the Merger Agreement).
10.2.2 The Reliant Indemnitors’ and the Additional Indemnitors’ aggregate liability in respect of claims for indemnification pursuant to Section 10.2.1(a)(i) (other than with respect to representations and warranties in Section 3.1, Section 3.2, Section 3.3, and Section 3.20) will not exceed the Escrow Funds, it being understood and agreed that the Buyer Indemnified Parties shall have recourse for indemnification under this Section 10 solely and exclusively to, and to the extent of, the Escrow Funds in accordance with this Section 10 for claims for indemnification pursuant to Section 10.2.1(a)(i) (other than with respect to a breach of the representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3, and Section 3.20), and then after the Escrow Termination Date solely with respect to claims not made as of such date with respect to breaches of the Seller Fundamental Representations or the representations and warranties set forth in Section 3.7 or Section 4.6; provided that any portion of the Escrow Amount reserved for claims on the Escrow Termination Date shall remain in escrow until such claims are resolved. In no event shall any Additional Indemnitor’s or Seller’s aggregate liability pursuant to Section 10.2.1(b) exceed the portion of the Purchase Price actually received by such Person. On the fifteen (15) month anniversary of the Closing Date, the Parties hereto agree to cause an amount to be released from the Escrow Account to the Payment Agent for further distribution to the Reliant Sellers equal to the amounts, if any, then remaining in the Escrow Account, less $7,300,000, and less any amount reserved for outstanding claims.
10.2.3 Except as relates to indemnification for claims under Section 3.1, Section 3.2, Section 3.3, Section 3.7, Section 3.12, solely with respect to Section 9.2 Matters, or Section 3.20, the Buyer Indemnified Parties will not be entitled to indemnification pursuant to Section 10.2.1(a)(i) unless and until (a) with respect to any individual item, or series of related items, of Loss, such item is greater than $50,000 (any individual items, or series of related items, of Loss that are less than or equal to $50,000, shall be “Minor Claims”) and (b) the aggregate Losses for which indemnification would otherwise be available under Section 10.2.1(a)(i) (excluding Minor Claims) exceed $5,500,000 (the “Deductible”), at which point indemnification shall be available to the Buyer Indemnified Parties under Section 10.2.1(a)(i) only for those Losses in excess of the Deductible. For the avoidance of doubt, any Losses arising out of Section 9.2 Matters shall be counted against the Deductible applicable to all other claims to which this Section 10.2.3 applies. For the avoidance of doubt, the parties hereto agree that the limitations in this Section 10.2.3 shall not apply with respect to claims for indemnification pursuant to Section 10.2.1(a)(ii), Section 10.2.1(a)(iii), Section 10.2.1(b), Section 10.2.1(c), or Section 10.2.1(d).
The applicable Buyer Indemnified Party will provide the Sellers’ Representative with a prompt, detailed written notice for any claim made in respect of the indemnification provided in this Section 10.2 (including the basis of such claim, the provisions of this Agreement alleged to have been breached and the amount of Losses incurred or suffered, or expected to be incurred or suffered, with respect thereto), whether or not arising out of a Third Party Claim. Notwithstanding anything to the contrary in this Agreement, a Buyer Indemnified Party may, for indemnification of any claim pursuant to Section 10.2.1(b), Section 10.2.1(c), and Section 10.2.1(d), have recourse to either or both of the Escrow Amount and any applicable indemnitor or indemnitors. Nautic Management VI, L.P. shall, at the Closing, deliver to the Buyer a commitment in the form of Exhibit I hereto.
10.3    Indemnity by the Buyer. From and after the Closing, subject to the provisions of this Section 10, the Buyer shall indemnify the Sellers’ Representative, each Seller and each of their respective Affiliates and each of the respective successors and assigns of the foregoing (collectively, the “Seller Indemnified Parties”) and hold them harmless from and against any and all Losses imposed on or suffered or incurred by the Seller Indemnified Parties (a) to the extent resulting from, arising out of or in connection with any breach of the Buyer Fundamental Representations or failure to perform any covenant or agreement of the Buyer in this Agreement or any covenant or agreement to be performed by the Blocker or the Acquired Companies following the Closing, (b) with respect to Transfer Taxes or any Taxes described in clause (x), (y), or (z) of Section 9.7.2(b) or (c) arising out of or in connection with any RHP Guarantee for which a Guarantee Release has not been obtained or consummated as of the Closing, but solely with respect to Losses incurred following the Closing.
The applicable Seller Indemnified Party or the Sellers’ Representative will provide the Buyer with a prompt, detailed written notice for any claim made in respect of the indemnification provided in this Section 10.3 (including the basis of such claim, the provisions of this Agreement alleged to have been breached and the amount of Losses incurred or suffered, or expected to be incurred or suffered, with respect thereto), whether or not arising out of a Third Party Claim.
10.4    Calculation of Losses; Materiality.
10.4.1 For purposes of determining the amount of any Losses subject to indemnification under this Section 10, the amount of such Losses will be determined net of (a) any amounts taken into account as liabilities in the calculation of the Final Working Capital Amount or any other adjustments to the Purchase Price set forth in Section 2.5, (b) all liabilities reflected in the Financial Statements, and (c) the sum of any amounts actually recovered under insurance policies or other amounts recovered from third parties with respect to such Losses (net of any actual out-of-pocket expenses incurred in collecting such amounts) (“Insurance Proceeds”) and (d) any Tax benefit actually received by the Indemnified Party (or any consolidated, combined or unitary group of which the Indemnified Party is also a member, or any direct or indirect partner or member of the Indemnified Party) in the year of or within the two years subsequent to the year of the Loss, attributable to the incurrence, accrual, or payment of such Losses. For purposes of determining the year in which any such Tax benefit is actually realized by the Buyer, the parties shall treat all other losses, deductions, and credits of the Buyer for the applicable Post-Closing Tax Period as having been used prior to the Loss giving rise to such Tax benefit. In the event that any Insurance Proceeds or such Tax Benefits are received by an Indemnified Party after payment for the related indemnification claim has been made pursuant to this Section 10, then the Indemnified Party shall pay to the Sellers’ Representative (for further distribution to the Additional Indemnitors and/or the Blocker Seller, as applicable) or the Buyer, as the case may be, an amount equal to the amount of the Tax

Benefits or the reduction in Losses that would have been applied pursuant to the first sentence of this Section 10.4 had such Insurance Proceeds been received at the time such indemnification claim was made. Each Indemnified Party shall use commercially reasonable efforts to seek recovery from third parties who may be responsible, in whole or in part, for Losses suffered by such Indemnified Party and to make claims under insurance policies providing coverage with respect to Losses suffered by such Indemnified Party.
10.4.2 Except in the case of (a) the Materiality Qualifiers contained within any defined term that is defined or referenced in Section 1.2 of this Agreement, and (b) the representations and warranties set forth in Section 3.5 (Financial Statements, Etc.) and clause (c) of Section 3.6 (Ordinary Course of Business; No Material Adverse Effect), the parties hereby acknowledge and agree that, for purposes of this Section 10, Materiality Qualifiers shall be ignored in determining (i) whether a breach of a representation or warranty has occurred and (ii) the amount of the applicable Losses arising from any such breach. The parties hereto further agree that, for purposes of this Section 10, all items listed on Section 3.12 of the Disclosure Letter shall be ignored in determining (A) whether there is a claim under any Section 9.2 Matter and (B) the amount of the applicable Losses relating to any such claim.
10.5    Matters Involving Third Parties.
10.5.1 If any third party notifies any Indemnified Party with respect to any matter that may give rise to a claim for indemnification against any Indemnifying Party under this Section 10 (a “Third Party Claim”), then the Indemnified Party will promptly notify in writing the Indemnifying Party of such Third Party Claim describing in reasonable detail the basis for such Third Party Claim (including identification of the provisions of this Agreement alleged to have been breached and the amount of Losses incurred or suffered, or expected to be incurred or suffered, with respect thereto) and enclosing copies of any documents then available to the Indemnified Party relating to such Third Party Claim and thereafter provide the Indemnifying Party such documents and information with respect thereto that the Indemnifying Party may reasonably request; provided, however, that no delay on the part of the Indemnified Party in notifying any Indemnifying Party will relieve the Indemnifying Party from any indemnification obligation hereunder unless and to the extent that the Indemnifying Party is materially prejudiced thereby. Thereafter, the Indemnified Party will promptly deliver to the Indemnifying Party following receipt thereof, copies of all notices, demands and other documents (including court papers) received by the Indemnified Party relating to the Third Party Claim. This Section 10.5 shall not apply to the conduct of any Tax Proceedings, which shall be exclusively governed by Section 9.7.
10.5.2 The Indemnifying Party will have the right to control the defense of the Third Party Claim with counsel of its choice; provided, however, that the Indemnifying Party shall have no right to assume the conduct or control of a Third Party Claim (i) if the amount of Losses alleged in such Third Party Claim are reasonably expected to exceed two times the remaining Escrow Funds that are not then subject to the reasonably expected Losses alleged in other pending indemnification claims made in accordance with this Section 10 (unless the Indemnifying Party would be liable for amounts exceeding the remaining Escrow Funds if such

Third Party Claim were indemnifiable); (ii) that seeks injunctive relief, equitable remedies or other non-monetary remedies; (iii) that includes criminal charges; or (iv) with respect to which the Indemnifying Party is also a defendant and, under applicable principles of legal ethics, in the judgment of counsel to the Indemnified Party, a conflict of interest exists or arises that would prohibit a single counsel from representing both the Indemnifying Party and the Indemnified Party in connection with the defense of such Third Party Claim. Within six (6) months of any election by the Indemnifying Party to assume the conduct or control of a Third Party Claim, such Indemnifying Party shall notify the Indemnified Party whether such Indemnifying Party acknowledges that such Third Party Claim is within the scope of such Indemnifying Party’s indemnification obligations hereunder subject to the limitations and qualifications contained herein. In the event that the Indemnifying Party fails to acknowledge such indemnification obligations within such six (6) month period, the Indemnified Party shall have the right to elect to takeover and assume the conduct and control of such Third Party Claim from the Indemnifying Party, subject to Section 10.5.3 below. If the Indemnified Party fails to provide written notice to the Indemnifying Party in accordance with the terms of this Agreement that it so elects to take over and assume the conduct and control of such Third Party Claim within fifteen (15) Business Days following the end of such six (6) month period, then the Indemnified Party will be deemed to have waived such right to elect and the Indemnifying Party shall have the right to control the defense of such Third Party Claim.
10.5.3 If the Indemnifying Party is conducting the defense of the Third Party Claim, (a) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim (but not of record, and shall not communicate with the Person asserting the Third Party Claim or its Representatives), (b) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim, nor take any voluntary action prejudicial to the determination of the Third Party Claim, without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld, conditioned, or delayed), and (c) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim unless (i) written agreement is obtained releasing the Indemnified Party subject to the Third Party Claim from all liability thereunder, (ii) it involves only the payment of money and (iii) the judgment or settlement does not involve any finding or admission of a violation of any Legal Requirement by the Indemnified Party. If the Indemnifying Party is not conducting the defense of the Third Party Claim, the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to such Third Party Claim without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld, conditioned, or delayed).
10.5.4 Each party will, and will cause their respective Affiliates to, reasonably cooperate in the defense or prosecution of any Third Party Claim and, subject to Section 11.16, will furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

10.6    Mitigation. Each Indemnified Party agrees to use its commercially reasonable efforts to mitigate any loss for which such Indemnified Party seeks indemnification under this Agreement, to the extent consistent with the common law doctrine of mitigation. The Buyer acknowledges and agrees that the Sellers will have no liability under any provision of this Agreement for any Loss to the extent that such Loss relates to action or inaction by Buyer, any of the Acquired Companies or any of their respective Affiliates after the Closing. Each Buyer Indemnified Party shall use commercially reasonable efforts to seek full recovery under all insurance policies covering any Loss by exhausting any available remedies against insurers to the same extent as they would if such Loss were not subject to indemnification hereunder. In the event that an insurance recovery is made by any Buyer Indemnified Party with respect to any Loss for which any such Person has been indemnified hereunder, then a refund equal to the Insurance Proceeds (less the costs of recovery) shall be promptly delivered to the Sellers’ Representative for distribution to the Sellers.
10.7    Tax Treatment. The Buyer and the Sellers will treat any payment received pursuant to Section 2.4, Section 2.5.5, Section 9.7, this Section 10, or any release from the Escrow Account as a payment of, or an adjustment to, the purchase price for the Blocker Shares and the Acquired Companies for Tax and financial reporting purposes.
10.8    Acknowledgement by the Buyer.
10.8.1 The Buyer understands, acknowledges and agrees that, except for claims of fraud (which claims shall, notwithstanding any provisions of this Agreement or the Escrow Agreement, be asserted solely against the individual Person that committed such fraud), following the Closing, the indemnification provided to Buyer Indemnified Parties pursuant to, and subject to the terms and conditions of, this Section 10 shall be the sole and exclusive monetary remedy of the Buyer Indemnified Parties against the Sellers or any of their respective officers, directors, equity holders, agents, representatives or Affiliates or any other Person, whether in law or in equity, with respect to the subject matter of this Agreement and that the Buyer Indemnified Parties shall have no other monetary remedy or recourse with respect to any of the foregoing other than indemnification pursuant to, and subject to the terms and conditions of, Section 10.
10.9    Manner of Payment; Seller Reimbursement. Payment of any indemnification obligations of RHC, the Additional Indemnitors and the Blocker Seller pursuant to Section 10.2.1(a), subject in each case to the limitations in this Section 10, will be made solely from the Escrow Funds. Payment of any indemnification obligations pursuant to Section 10.2.1(b) shall be made by the applicable party, first out of such party’s share of the Escrow Funds (based on its Pro Rata Ratio) and then directly by such party. Any indemnification payment to be made by the Buyer or any Additional Indemnitor or the Blocker Seller for amounts in excess of the Escrow Funds pursuant to this Section 10 will be effected by wire transfer of immediately available funds from the Buyer or such Additional Indemnitor or the Blocker Seller, as applicable, to the account designated by the Sellers’ Representative (in the case of a payment to be made to a Seller Indemnified Party) or by the Buyer (in the case of a payment to be made to a Buyer Indemnified Party), within five (5) Business Days after such Losses have been determined by (a) a final, non-

appealable order or judgment of a court of competent jurisdiction or (b) a written, executed agreement between the Buyer and the Sellers’ Representative.
10.10    Subrogation. Upon making any payment to any Indemnified Party for any indemnification claim pursuant to this Section 10, the Indemnifying Party will be subrogated, to the extent of such payment, to any rights that the Indemnified Party may have against other Persons with respect to the subject matter of such claim for indemnification. The Indemnified Party shall take such commercially reasonable actions as the Indemnifying Party may reasonably request (at the sole cost and expense of the Indemnifying Party) for the purpose of enabling the Indemnifying Party to perfect or exercise the Indemnifying Party’s right of subrogation hereunder.

11.	Termination.
11.1    Termination. The parties may not terminate this Agreement other than as follows:
11.1.1 This Agreement may be terminated at any time prior to the Closing by mutual written consent of the Buyer and the Sellers’ Representative.
11.1.2 The Buyer may terminate this Agreement by delivering written notice to the Sellers’ Representative at any time prior to the Closing in the event (a) any Seller or RHC is in material breach of any covenant, representation or warranty contained in this Agreement, (b) the Buyer has notified the Sellers’ Representative of such breach in writing, (c) such breach has resulted in, would result in, or would be reasonably be expected to result in, the failure of any condition set forth in Sections 7.1 or 7.2 to be satisfied and (d) such breach is incapable of cure or has continued without cure for a period of ten (10) Business Days after delivery of such written notice of breach; provided, however, that the Buyer shall not have the right to terminate this Agreement pursuant to this Section 11.1.2 if the Buyer is then in material breach of this Agreement or has otherwise breached the Agreement in a manner that caused or resulted in such Seller or RHC breach.
11.1.3 The Sellers’ Representative may terminate this Agreement by delivering written notice to the Buyer at any time prior to the Closing in the event (a) the Buyer is in material breach of any covenant, representation or warranty contained in this Agreement, (b) the Sellers’ Representative has notified the Buyer of the breach in writing, (c) such breach has resulted in, would result in, or would be reasonably be expected to result in, the failure of any condition set forth in Section 8.1 or 8.2 to be satisfied and (d) such breach is incapable of cure or has continued without cure for a period of ten (10) Business Days after delivery of such notice of breach; provided, however, that the Sellers’ Representative shall not have the right to terminate this Agreement pursuant to this Section 11.1.3 if any of the Sellers is then in material breach of this Agreement or has otherwise breached the Agreement in a manner that caused or resulted in such Buyer breach.
11.1.4 The Buyer, on the one hand, or the Sellers’ Representative, on the other hand, may terminate this Agreement by providing written notice to the other at any time on or after December 31, 2016 (the “Expiration Date”), if the Closing shall not have occurred by the Expiration Date; provided, however, that (a) the Buyer shall not have the right to terminate this Agreement pursuant to this Section 11.1.4 if the Sellers’ Representative is pursuing an action or proceeding seeking an injunction or specific performance with respect to the Buyer’s obligations hereunder; (b) the Sellers’ Representative shall not have the right to terminate this Agreement pursuant to this Section 11.1.4 if the Buyer is pursuing an action or proceeding seeking an injunction or specific performance with respect to the Sellers’ obligations hereunder; and (c) neither party shall have the right to terminate this Agreement pursuant to this Section 11.1.4 if that party’s breach of any provision of the Agreement has caused or resulted in the failure of the Closing to have occurred by the Expiration Date.
11.1.5 Either the Buyer, on the one hand, or the Sellers’ Representative, on the other hand, may terminate this Agreement by delivering written notice to the other if any Governmental Authority issues an order, decree, judgment, ruling or injunction permanently enjoining, restraining or otherwise prohibiting the Contemplated Transactions and such order, decree, judgment, ruling or injunction shall have become final and non-appealable; provided that the Person seeking to terminate pursuant to this Section 11.1.5 (or, in the case where the Sellers’ Representative is seeking to terminate, the Sellers) has fully complied with its obligations under Section 9.4.
11.2    Effect of Termination. If this Agreement is terminated pursuant to Section 11.1, all rights and obligations of the parties hereunder will terminate without any liability of any party or any Affiliate thereof; provided, however, that (a) the rights and obligations of the parties under Section 9.3 (Confidentiality), Section 10.8 (Acknowledgement by the Buyer), this Section 11.2 (Effect of Termination), Section 11.3 (Parent Termination Fee), Section 1 (Definitions) and Section 12 (Miscellaneous), and the Confidentiality Agreement, will, in each case, survive termination of this Agreement and remain valid and binding obligations of the parties, and (b) nothing herein will relieve any party to this Agreement from liability (i) pursuant to the sections specified in this Section 11.2 that survive such termination, (ii) subject to Section 10.8, for fraud or (iii) for any willful breach of any representation, covenant or agreement contained herein occurring prior to termination.
11.3    Parent Termination Fee. In the event that this Agreement is terminated by, (a) either Buyer or Sellers’ Representative pursuant to Section 11.1.5 as a result of any final and nonappealable Order with respect to the HSR Act or any other applicable antitrust laws, or (b) either Buyer or Sellers’ Representative pursuant to Section 11.1.4 and at the time of such termination, the conditions set forth in Section 7.4, solely with respect to the HSR Act, Section 7.5(a), Section 8.4, solely with respect to the HSR Act, or Section 8.5(a) shall not have been satisfied, but all other conditions in Section 7 and Section 8 shall have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing), then Parent shall pay to RHC a fee equal to $40,000,000 (the “Parent Termination Fee”) by wire transfer of same-day funds on the second (2nd) business day following such termination. In the event that RHC shall receive full payment pursuant to this Section 11.3, the receipt of the Parent Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Acquired Companies, RHC or any Seller or their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of the Acquired Companies or any of their respective Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against Parent, Buyer or any of their respective Affiliates for damages or any equitable relief arising out of or in connection with this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination. For the avoidance of doubt, any payment made by Parent under this Section 11.3 shall be payable only once with respect to this Section 11.3 and not in duplication even though such payment may be payable under one or more provisions hereof. The Parties hereto acknowledge and agree that the agreements contained in this Section 11 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, RHP, RHC and the Sellers would not enter into this Agreement. If Parent shall fail to pay the Parent Termination Fee when due, such fee shall also be deemed to include the costs and expenses incurred by RHC, the Sellers and the Acquired Companies (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 11, together with interest on such unpaid fee, commencing on the date that such fee became due, at a rate equal to the rate of interest published in the “Money Rates” section of The Wall Street Journal in effect on the date such fee became due.

12.	Miscellaneous.
12.1    Notices. All notices, requests, demands, claims and other communications required or permitted hereunder will be in writing and will be sent by personal delivery, nationally recognized overnight courier or facsimile or, provided that one of the foregoing methods of delivery is also used, by e-mail (as a PDF). Any notice, request, demand, claim, or other communication required or permitted hereunder will be deemed duly given, as applicable, (a) upon personal delivery, (b) one (1) Business Day following the date sent when sent by courier delivery or (c) upon confirmation of receipt when sent by facsimile or e-mail (as a PDF), addressed as follows:

If to any Seller to the Sellers’ Representative, to:

Nautic Management VI, LLC
50 Kennedy Plaza, 12th Floor
Providence, RI 02903
Attention: Christopher F. Corey
Facsimile: (401) 278-6387
Email: ccorey@nautic.com

with copies (which will not constitute notice) to:

Goodwin Procter LLP
Exchange Place
Boston, MA 02109
Attention: John R. LeClaire, Esq.; Adam P. Small, Esq.
Facsimile: (617) 523-1231
Email: jleclaire@goodwinprocter.com; asmall@goodwinprocter.com

If to the Buyer, or, after the Closing, to any Acquired Company, to:

HealthSouth Corporation
3660 Grandview Parkway, Suite 200
Birmingham, Alabama 35243
Telephone number: (205) 967-7116
Facsimile number: (205) 262-3948
Attention: Douglas E. Coltharp
                 John P. Whittington

with a copy (which will not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
920 North King Street
Wilmington, Delaware 19801
Telephone number: (302) 651-3000
Facsimile number: (302) 434-3090
Attention: Robert B. Pincus
                  Allison L. Land

Any party may change the address to which notices, requests, demands, claims, and other communications required or permitted hereunder are to be delivered by providing to the other parties notice in the manner herein set forth.
12.2    Provisions Concerning Sellers’ Representative.
12.2.1 Appointment. Each Seller, each Reliant Indemnitor and each Additional Indemnitor hereby irrevocably appoints the Sellers’ Representative to serve (and the Buyer hereby acknowledges that the Sellers’ Representative will serve) as the exclusive agent, proxy and attorney-in-fact for such Seller, such Reliant Indemnitor or such Additional Indemnitor for all purposes under this Agreement and the Escrow Agreement (including full power and authority to act on behalf of such Seller, including each Selling Minority Holder and Electing Minority Holder, Reliant Indemnitor or Additional Indemnitor).
12.2.2 Duties. Without limiting the generality of the foregoing appointment, the Sellers’ Representative is authorized and empowered to:
(a)    in connection with the Closing, receive all documents, instruments, certificates, statements and agreements on behalf of and in the name of each Additional Indemnitor, each Reliant Indemnitor or Seller, including each Selling Minority Holder and Electing Minority Holder, necessary or desirable to effectuate the Closing and consummate the Contemplated Transactions;

(b)    enter into and, if appropriate in its sole discretion, amend the Escrow Agreement on behalf of the Sellers, Reliant Indemnitors and Additional Indemnitors;
(c)    execute and deliver, should it elect to do so in its sole discretion, on behalf of each Seller, each Reliant Indemnitor and each Additional Indemnitor, any amendment to this Agreement;
(d)    take such action as it may deem appropriate in connection with any disputes with any Buyer Indemnified Party pursuant to this Agreement, the Escrow Agreement or any of the Contemplated Transactions;
(e)    take such action as it may deem appropriate in connection with the defense, pursuit or settlement of any determinations relating to Cash on Hand and Working Capital in accordance with Section 2.5 and consent to the disbursement by the Escrow Agent of payments from the Escrow Funds in connection therewith;
(f)    engage and employ, on behalf of the Sellers, the Reliant Indemnitors and the Additional Indemnitors, agents and representatives (including legal counsel and other professionals) and incur such expenses as the Sellers’ Representative may in its sole discretion determine necessary or appropriate in connection with the administration of the foregoing, at the expense of the Sellers, the Reliant Indemnitors and the Additional Indemnitors, including the Selling Minority Holders;
(g)    pay or cause to be paid all expenses incurred or to be incurred by or on behalf of the Sellers, the Reliant Indemnitors and the Additional Indemnitors in connection with this Agreement or the Escrow Agreement, or establish such reserves as the Sellers’ Representative may from time to time determine, in its sole discretion, to be necessary or desirable in connection with the expenses and other costs to be borne by the Sellers, the Reliant Indemnitors and the Additional Indemnitors hereunder, and direct the Buyer, or the Escrow Agent, as the case may be, to make payment of such amounts to be applied to such reserves in lieu of the payment to the Sellers, the Reliant Indemnitors and the Additional Indemnitors hereunder;
(h)    accept, deliver and receive instructions and notices required or permitted under this Agreement and the Escrow Agreement;
(i)    take all other actions to be taken by or on behalf of any Seller, any Reliant Indemnitor or any Additional Indemnitor and exercise any and all rights that any Seller, any Reliant Indemnitor or Additional Indemnitor is permitted or required to do or exercise under this Agreement; and
(j)    take all other actions that are either necessary or appropriate in its judgment for the accomplishment of the foregoing or contemplated by the terms of this Agreement or the Escrow Agreement.

The Sellers’ Representative will have no duties or responsibilities except for those expressly set forth herein, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of any Seller, any Reliant Indemnitor or any Additional Indemnitor will exist with respect to the Sellers’ Representative in its capacity as such.
12.2.3 Actions Binding. The agencies and proxies created hereunder by the Sellers, Reliant Indemnitors, and Additional Indemnitors are coupled with an interest and are therefore irrevocable without the consent of the Sellers’ Representative, and will survive the death, incapacity, bankruptcy, dissolution or liquidation of any Seller, any Reliant Indemnitor or any Additional Indemnitor. All decisions and acts by the Sellers’ Representative will be binding upon the Sellers, the Reliant Indemnitors and the Additional Indemnitors, including the Selling Minority Holders and Electing Minority Holders, and no Seller, Reliant Indemnitor or Additional Indemnitor will have the right to object, dissent, protest or otherwise contest the same. Without limiting the generality of the foregoing, any notice delivered or payment made by the Buyer or the Escrow Agent to the Sellers’ Representative will be treated as having been delivered or made, as the case may be, to each Seller, each Reliant Indemnitor and each Additional Indemnitor, including each Selling Minority Holder, entitled thereto, regardless of the actions taken or not taken by the Sellers’ Representative following receipt of such notice or payment.
12.2.4 Reliance. The Sellers’ Representative is authorized to act on behalf of the Sellers in accordance with the terms of this Section 12.2, notwithstanding any dispute or disagreement with or among the Sellers, the Reliant Indemnitors and the Additional Indemnitors. The Buyer and any other third party will be entitled to rely on any and all actions taken by the Sellers’ Representative without any liability to, or obligation to inquire of, any of the Additional Indemnitors, any of the Reliant Indemnitors and any of the Sellers, including the Selling Minority Holders. The Buyer and any such other third party is and will be fully protected and indemnified by the Sellers, the Reliant Indemnitors and the Additional Indemnitors in acting or refraining from acting upon and relying upon any notice, instruction, direction, request, waiver, consent, receipt or other paper or document in writing that the Buyer or such other third party in good faith reasonably believes has been signed by the Sellers’ Representative.
12.2.5 Liability of Sellers’ Representative and Buyer Indemnified Parties; Indemnification.
(a)    Neither the Sellers’ Representative, any Buyer Indemnified Party, nor any of their respective Representatives will be liable to any Seller, Reliant Indemnitor, or Additional Indemnitor, or any other Person, relating to the performance of the Sellers’ Representative’s duties and obligations under this Agreement or the Escrow Agreement for any errors in judgment, negligence, oversight, breach of duty or otherwise, except to the extent it is determined in a final and non-appealable order or judgment by a court of competent jurisdiction by clear and convincing evidence that the actions taken or not taken by the Sellers’ Representative constituted knowing, willful and intentional misconduct. The Sellers’ Representative and its Representatives will be indemnified and held harmless by the Sellers, Reliant Indemnitors, and the Additional Indemnitors, severally, but not jointly or jointly and severally, each in accordance with its respective Pro Rata Ratio, from and against any and all losses, expenses and all other damages paid or otherwise incurred in any action, suit, proceeding or claim to which the Sellers’ Representative is made a party by reason of the fact that the Sellers’ Representative was acting as such pursuant to this Agreement or the Escrow Agreement; provided, however, that the Sellers’ Representative will not be entitled to indemnification hereunder to the extent it is determined in a final and non-appealable order or judgment by a court of competent jurisdiction by clear and convincing evidence that the actions taken or not taken by or on behalf of the Sellers’ Representative constituted knowing, willful and intentional misconduct. The Sellers’ Representative will be fully protected in acting upon any notice, statement or certificate believed by the Sellers’ Representative to be genuine and to have been furnished by the appropriate Person and in acting or refusing to act on any matter unless such action constitutes knowing, willful and intentional misconduct as determined in a final non-appealable order or judgment by a court of competent jurisdiction by clear and convincing evidence.
(b)    The Sellers’ Representative is serving in that capacity solely for purposes of administrative convenience, and is not liable in such capacity for any of the obligations of the Acquired Companies or the Sellers, Reliant Indemnitors, or Additional Indemnitors hereunder and is not acting in a fiduciary capacity with respect to any other Person in connection herewith; and the Buyer agrees, on behalf of the Buyer Indemnified Parties that none of them will in any event look to the personal assets of the Sellers’ Representative, acting in such capacity, for the satisfaction of any obligations to be performed by the Acquired Companies or the Sellers hereunder.
(c)    From and after the Closing, no Buyer Indemnified Party shall have any liability to the Sellers’ Representative or any Seller, Reliant Indemnitor, or Additional Indemnitor for (i) the calculation of the Allocation Schedule or (ii) any amounts that have been paid to the Sellers in accordance with the terms of the Allocation Schedule and this Agreement.
12.2.6 Sellers’ Representative Reserve. The Sellers’ Representative will have the right to recover, at its sole discretion, from the Sellers’ Representative Reserve and the Escrow Funds (but, in the case of the Escrow Funds, only out of any funds remaining for disbursement to the Reliant Sellers from the Escrow Account after the Escrow Termination Date pursuant to terms and conditions of the Escrow Agreement), prior to any distribution to the Sellers, (i) the Sellers’ Representative’s reasonable out-of-pocket expenses (including fees and charges of counsel, accountants and other Representatives) incurred in serving in that capacity and (ii) any amounts to which it is entitled pursuant to the indemnification provision in Section 11.2.5(a) (each item in clauses (i) and (ii) of this Section 11.2.6 referred to as a “Charge”, and collectively the “Charges”). In the event the amount of the Escrow Funds (to the extent available therefor) and the Sellers’ Representative Reserve available to satisfy Charges (the “Remaining Escrow Property”) is insufficient to satisfy all Charges, then the Sellers shall, severally, but not jointly or jointly and severally, each in accordance with its Pro

Rata Ratio, pay the Charges in excess of the Remaining Escrow Property. The Sellers’ Representative shall hold the Sellers’ Representative Reserve on behalf of the Sellers as an agent of the Sellers. At such time and from time to time that the Sellers’ Representative determines in its good faith discretion that a portion of the Sellers’ Representative Reserve will not be required for the payment of such Charges, the Sellers’ Representative shall distribute to the Sellers, in accordance with the Allocation Schedule, such applicable amounts from the Sellers’ Representative Reserve (less any amounts required to be withheld pursuant to applicable federal, state and local withholding Laws).
12.3    Expenses of Transaction. Whether or not the Contemplated Transactions are consummated, except as otherwise specifically provided for in this Agreement, each of the parties hereto will assume and bear all expenses, costs and fees (including legal and accounting fees and expenses) incurred by such party in connection with the preparation, negotiation and execution and performance of this Agreement and the Escrow Agreement and the consummation of the Contemplated Transactions.
12.4    Entire Agreement. The agreement of the parties that is comprised of this Agreement (including the Disclosure Letter and all Schedules and Exhibits hereto) and the Escrow Agreement sets forth the entire agreement and understanding between the parties and their respective Affiliates with respect to the subject matter thereof and supersedes any and all prior agreements, understandings, negotiations and communications (other than the Confidentiality Agreement), whether oral or written, relating to the subject matter of this Agreement or the Escrow Agreement.
12.5    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or under public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic and legal substance of the Contemplated Transactions are not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Sellers’ Representative and the Buyer will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the end that the Contemplated Transactions are fulfilled in accordance with the terms hereof to the greatest extent possible.
12.6    Amendment. This Agreement may be amended or modified, but only by an instrument in writing executed by each of the Buyer and the Sellers’ Representative.
12.7    Parties in Interest. This Agreement will be binding upon and inure solely to the benefit of the parties hereto, and except as provided in Sections 9.6 (solely with respect to D&O Indemnified Persons), 10, 12.16 and 12.18, nothing in this Agreement, express or implied, is intended to or will be construed to or will confer upon any other Person any right, claim, cause of action, benefit or remedy of any nature whatsoever under or by reason of this Agreement, including by way of subrogation.
12.8    Assignment. This Agreement will be binding upon and inure to the benefit of and be enforceable by the successors and permissible assigns of the parties hereto. This Agreement and any rights and obligations hereunder may not be assigned, hypothecated or otherwise transferred by any party hereto (by operation of law or otherwise) without the prior written agreement of the Buyer and the Sellers’ Representative; provided that the Buyer may assign any or all of its rights (but none of its obligations) under this Agreement to a wholly-owned Subsidiary of the Buyer. Any purported assignment in breach of this Section 12.8 shall be null and void.
12.9    Governing Law. This Agreement, and all claims arising in whole or in part out of, related to, based upon, or in connection herewith or the subject matter hereof or the Contemplated Transactions will be governed by, construed and enforced in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.
12.10    Consent to Jurisdiction. Each party to this Agreement, by its execution hereof, hereby irrevocably (a) submits, subject to Section 2.5, to the exclusive jurisdiction of the Delaware Court of Chancery (or if, but only if, the Delaware Court of Chancery declines to accept jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware) for the purpose of any and all Actions arising in whole or in part out of, related to, based upon or in connection with this Agreement or the subject matter hereof or the Contemplated Transactions, (b) waives to the extent not prohibited by applicable law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such action brought in one of the above-named courts should be dismissed on grounds of improper venue or forum non conveniens, should be transferred to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any other court other than one of the above-named courts, or that this Agreement or any claims arising in whole or in part out of, related to, based upon, or in connection herewith or the subject matter hereof may not be enforced in or by such court, (c) agrees not to commence any such Action other than before one of the above-named courts nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action to any court other than one of the above-named courts (subject in each case to clause (a) of this sentence) whether on the grounds of inconvenient forum or otherwise, (d) consents to service of process in any such Action in any manner permitted by the laws of the State of Delaware, (e) agrees that service of process made in accordance with clause (d) or made pursuant to Section 12.1 will constitute good and valid service of process in any such Action, and (f) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such Action any claim that service of process made in accordance with clause (d) or clause (e) does not constitute good and valid service of process. Notwithstanding the immediately preceding sentence, a party may commence an Action in any other court to enforce an order or judgment issued by one of the courts described in the immediately preceding sentence.
12.11    Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES HERETO HEREBY WAIVES, AND AGREES TO CAUSE EACH OF ITS SUBSIDIARIES TO WAIVE, AND

COVENANTS THAT NEITHER IT NOR ANY OF ITS SUBSIDIARIES SHALL ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ACTION DESCRIBED IN SECTION 12.10. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 12.11 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.
12.12    Reliance. Each of the parties hereto acknowledges that it has been informed by each other party that the provisions of Sections 12.10 and 12.11 constitute a material inducement upon which such party is relying and will rely in entering into this Agreement, and each such party agrees that any breach by such party of any of the provisions of Sections 12.10 or 12.11 above would constitute a material breach of this Agreement.
12.13    Specific Enforcement. Each of the parties acknowledges and agrees that the other parties would be damaged immediately, extensively and irreparably and no adequate remedy at law would exist in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or violated. Accordingly, in addition to, and not in limitation of, any other remedy available to any party, the parties agree that, without posting bond or similar undertaking, each of the other parties shall be entitled to an injunction or injunctions to prevent breaches or violations of the provisions of this Agreement and to the remedy of specific performance of this Agreement and the terms and provisions hereof. Each party further agrees that, in the event of any action for injunctive relief or for specific performance in respect of any breach or violation, or threatened breach or violation, of this Agreement, it shall not assert the defense that a remedy at law would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on any other grounds.
12.14    No Waiver. No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement herein, nor will any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right. No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), or shall constitute a continuing waiver unless otherwise expressly provided. No waiver of any right or remedy hereunder shall be valid unless the same shall be in writing and signed by the party against whom such waiver is intended to be effective.
12.15    Negotiation of Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.
12.16    Disclosure Letter. The inclusion of any information in the Disclosure Letter will not be deemed an admission or acknowledgment that such information is required to be listed in the Disclosure Letter or that such items are material. The Disclosure Letter is arranged in sections corresponding to the sections contained in this Agreement merely for convenience, and the disclosure of an item in one section of the Disclosure Letter as an exception to a particular representation or warranty will be deemed adequately disclosed as an exception with respect to all other representations and warranties to the extent that the relevance of such item to such other representations or warranties is reasonably apparent on its face, notwithstanding the presence or absence of an appropriate cross-reference thereto.
12.17    No Recourse Against Third Parties.
12.17.1 No provision of this Agreement is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder; provided however, that the following Persons are expressly intended as third party beneficiaries with respect to the following specified sections of this Agreement and will have the right to enforce such specified sections against the parties to this Agreement: with respect to Section 9.6, the Persons who are the beneficiaries of the rights under such Section; with respect to Section 10, the Persons who are the beneficiaries of the indemnification under such Section; and with respect to Section 12.17.2, the Nonparty Affiliates.
12.17.2 Notwithstanding any other provision of this Agreement, no claim (whether at law or in equity, whether in contract, tort, statute or otherwise) may be asserted by the Buyer, any Affiliate of the Buyer, or any Person claiming by, through or for the benefit of any of them, against any Person who is not party to this Agreement, including without limitation any equityholders, partners, members, controlling persons, directors, officers, employees, incorporators, managers, agents, Representatives, or Affiliates of any Acquired Company, any Seller or the heirs, executors, administrators, successors or assigns of any of the foregoing (or any Affiliate of any of the foregoing) (each a “Nonparty Affiliate” and, collectively, the “Nonparty Affiliates”) with respect to any matters arising under or relating to the Business, the Acquired Companies (including with respect to the operation of their respective businesses prior to the Closing or any other transaction, circumstance or state of facts involving the Acquired Companies prior to the Closing), this Agreement or the Contemplated Transactions or with respect to any actual or alleged inaccuracies, misstatements or omissions with respect to information furnished by or on behalf of the Acquired Companies or any Nonparty Affiliate concerning the Business, the Acquired Companies (including with respect to the operation of their respective businesses prior to the Closing or any other transaction, circumstance or state of facts involving the Acquired Companies prior to the Closing), this Agreement or the Contemplated Transactions.
12.18    Headings. The headings contained in this Agreement are inserted only for reference as a matter of convenience and in no way define, limit or describe the scope or intent of this Agreement, and will not affect in any way the construction, meaning or interpretation of this Agreement.
12.19    Counterparts; Electronic Signature. This Agreement may be executed in any number of counterparts, and by the different parties hereto in separate counterparts, each of which will be deemed an original for all purposes and all of which together will constitute one and the same instrument. In the event that a signature is delivered by facsimile transmission or by e-mail or other electronic delivery of a “.pdf” or other electronic format data file, such signature shall create a valid and binding obligation of the party so executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile, “.pdf” or other electronic format signature page were an original thereof.
12.20    Parent Guarantee. Parent unconditionally and irrevocably agrees to take any and all actions necessary to cause the Buyer to perform all of its covenants, agreements and obligations under this Agreement, including with respect to the consummation of the Contemplated Transactions and the payment of consideration hereunder. Parent unconditionally guarantees to the Acquired Companies and the Sellers the full and complete performance by the Buyer of such covenants, agreements and obligations and shall be liable for any breach by the Buyer of any such covenant, agreement or obligation. This is a guarantee of payment and performance. Parent hereby waives diligence, presentment, demand of performance, filing of any claim, any right to require any proceeding first against the Buyer, protest, notice and all demands whatsoever in connection with the performance of its covenants, agreements and obligations set forth in this Section 12.20.
12.21    Waiver of Conflicts; Privilege.
12.21.1 Each of the parties hereto acknowledges and agrees that each of Goodwin Procter LLP (“Goodwin”) and Epstein Becker & Green, P.C. (“Epstein”) has acted as counsel to RHC, the Sellers, the Blocker, the Reliant Controlled Entities, the Acquired Companies and certain members of the Sellers’ management (in their capacities as such), as applicable, in connection with the negotiation of this Agreement and the transactions contemplated hereby.
12.21.2 Buyer hereby consents and agrees to, and agrees to cause the Acquired Companies and the Blocker (collectively, the “Conflict Parties”) to consent and agree to, Goodwin and/or Epstein representing the Sellers’ Representative, any of the Sellers, and members of RHP’s management, as applicable (collectively, the “Seller Conflict Parties”) after the Closing, including with respect to disputes in which the interests of the Seller Conflict Parties may be directly adverse to Parent and its Subsidiaries (including the Conflict Parties), and even though Goodwin and/or Epstein may have represented the Conflict Parties in a matter substantially related to any such dispute, or may be handling ongoing matters for the Conflict Parties. Buyer further consents and agrees to, and agrees to cause the Conflict Parties to consent and agree to, the communication by Goodwin and/or Epstein to the Seller Conflict Parties in connection with any such representation of any fact known to Goodwin and/or Epstein, as applicable, arising by reason of Goodwin’s and/or Epstein’s prior representation of the Conflict Parties. In connection with the foregoing, Parent and Buyer hereby irrevocably waive and agree not to assert, and agrees to cause the Conflict Parties to irrevocably waive and not to assert, any conflict of interest arising from or in connection with (i) Goodwin’s and/or Epstein’s prior representation of any of the Conflict Parties and (ii) Goodwin’s and/or Epstein’s representation of the Sellers, the Acquired Companies, RHC, the Blocker and the Sellers’ Representative prior to and after the Closing.

12.21.3 Buyer further agrees, on behalf of itself and, after the Closing, on behalf of the Conflict Parties, that all communications in any form or format whatsoever between or among Goodwin and/or Epstein, on the one hand, and the Conflict Parties, the Sellers’ Representative, any Seller and/or any Additional Indemnitor, or any of their respective directors, officers employees or other representatives, on the other hand, that relate in any way to the negotiation, documentation and consummation of the transactions contemplated by this Agreement or any dispute arising under this Agreement (collectively, the “Privileged Communications”) shall be deemed to be attorney-client privileged and that the Privileged Communications and the expectation of client confidence relating thereto belong solely to the Sellers’ Representative and the Sellers, shall be controlled by the Sellers’ Representative on behalf of the Sellers and shall not pass to or be claimed by Buyer or any of the Conflict Parties. Prior to the Closing, the Sellers and the Conflict Parties may delete or remove all documents, emails and other non-email electronic documents concerning the negotiation or drafting of this Agreement, or any other agreement previously contemplated by the Sellers which, if consummated, would have resulted in a transaction substantially similar to the ones contemplated by this Agreement, which are protected by the attorney-client or work product privileges. It is acknowledged and agreed to by the parties that a failure by the Sellers or the Conflict Parties to remove materials identified in the foregoing sentence, to the extent that such materials are otherwise protected by the attorney-client or work product privileges, is inadvertent and that the Sellers shall, after receiving written notice from Buyer of said failure, have ninety (90) days (“Recovery Period”) to request the return of such documents from Buyer. At all times prior to the lapse of the Recovery Period, Buyer agrees to take no actions (and will cause its Subsidiaries (including the Conflict Parties following the Closing) to take no actions) with regard to the documents that would be inconsistent with the Sellers’ claims of privilege.
[The remainder of this page is intentionally blank. Signatures follow.]

In witness whereof, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first written above.

RELIANT HOLDING COMPANY, LLC

By:    /s/ Chester Crouch
            Name:    Chester Crouch
            Title:    Chief Executive Officer

RELIANT HOSPITAL PARTNERS, LLC

By:    /s/ Chester Crouch
            Name:    Chester Crouch
            Title:    Chief Executive Officer

Signature Page to Acquisition Agreement

In witness whereof, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first written above.

NAUTIC PARTNERS VI, L.P.

By:    Nautic Management VI, L.P.
Its General Partner

By:    Nautic Management, LLC
Its General Partner

By:    /s/ Scott F. Hilinski
            Name:    Scott F. Hilinski
            Title:    Managing Director

NAUTIC PARTNERS VI-A, L.P.

By:    Nautic Management VI, L.P.
Its General Partner

By:    Nautic Management, LLC
Its General Partner

By:    /s/ Scott F. Hilinski
            Name:    Scott F. Hilinski
            Title:    Managing Director

Signature Page to Acquisition Agreement

In witness whereof, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first written above.

RELIANT BLOCKER CORP.

By:    /s/ Scott F. Hilinski
            Name:    Scott F. Hilinski

Title: President

Solely in its capacity as the representative of the Sellers

NAUTIC MANAGEMENT VI, L.P.

By:    /s/ Scott F. Hilinski
            Name:    Scott F. Hilinski
            Title:    Managing Director

Signature Page to Acquisition Agreement

In witness whereof, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first written above.

ADDITIONAL INDEMNITORS:

KENNEDY PLAZA PARTNERS VI, LP

By:    Nautic Management VI, L.P.
Its General Partner

By:    Nautic Management, LLC
Its General Partner

By:    /s/ Scott F. Hilinski
            Name:    Scott F. Hilinski
            Title:    Managing Director

Signature Page to Acquisition Agreement

In witness whereof, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first written above.

ADDITIONAL INDEMNITORS:

/s/ Patrick Ryan
Patrick Ryan

/s/ Grant Gund
Grant Gund

/s/ G. Zachary Gund
G. Zachary Gund

/s/ Chester Crouch
Chester Crouch

/s/ Ken McGee
Ken McGee

/s/ David Harrington
David Harrington

/s/ Gale Pileggi
Gale Pileggi

/s/ Charles L. Allen
Charles L. Allen

21st CENTURY TRUST

By:    /s/ Gordon Gund
            Name:    Gordon Gund
            Title:

Signature Page to Acquisition Agreement

In witness whereof, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first written above.

HEALTHSOUTH CORPORATION

By:    /s/ Douglas E. Coltharp
            Name:    Douglas E. Coltharp
            Title:    Executive Vice President and Chief Financial Officer

HEALTHSOUTH ACQUISITION HOLDINGS, LLC

By:    /s/ John P. Whittington
            Name:    John P. Whittington
            Title:    Vice President and Secretary

Signature Page to Acquisition Agreement

LIST OF SCHEDULES
[Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request.]
Exhibit A - Reliant-Owned LP Interests
Exhibit B - Majority-Owned Acquired Companies
Exhibit C - Form of Merger Agreement
Exhibit D - Form of Joinder Agreement
Exhibit E - Acquired Contracts
Exhibit F - Acquired Assets
Exhibit G - Assumed Capital Leases
Exhibit H - Form of Non-Solicitation Agreement and Non-Competition and Non-Solicitation Agreement
Exhibit I - Form of Keepwell Agreement
Disclosure Letter